 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of Euronav NV’s annual report for the year ended December 31, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 14, 2023

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

Annual Report

2022

EURONAV
The ocean is our environment





Content




ORIENTAL

About this report

Reporting approach

This 2022 report has been prepared in accordance with the EU Directive on disclosure of non-financial and diversity information and is based on the International Integrated Reporting <IR> Framework as developed by the International Integrated Reporting Council (IIRC). The CSRD is not compulsory for Euronav at this moment in time however the group is preparing the approach which will be mandatory as from accounting year 2025, reported early 2026 onwards.

Euronav NV, its subsidiaries and joint ventures are referred to as Euronav (or the Group) in this report, which covers the activities and performance of Euronav for the financial year ended 31 December 2022 (FY2022). The report also includes any material events that occurred after this date, up to the date of publication.

The report outlines our corporate and sustainability strategy and provides a baseline for measuring the progress we make towards achieving our goals, linking with our most material topics. Details of our material matters can be found on page 52 of this report. Detailed performance data is provided throughout the report, a complete overview can be found on page 175-179.

Our sustainability related disclosures have been guided by the GRI (Global Reporting Initiative) Standards, and SASB (Sustainability Accounting Standards Board). Euronav's sustainability strategy is also aligned to the United Nations' Sustainable Development Goals (UNSDG). Euronav also disclosed information on sustainable and responsible investments following the Carbon Disclosure Project (CDP).

Data measurement methods and assumptions

Euronav's current organisational boundary for greenhouse gas (GHG) reporting is defined based on the operational control approach. Our reported GHG emissions data are calculated based on the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition).


CAP LARA

Assurance

This report uses third party assurance in the following aspects:

- Our external auditor, KPMG Bedrijfsrevisoren-Réviseurs d'Entreprises, provides assurance on the audited financial results.
- Each of our vessels' fuel consumption and relevant activity data have been verified by one of the following third parties: Lloyds Register, DNV, American Bureau of Shipping (ABS). These parties confirmed that the data were collected and reported in accordance with the methodology and processes set out in the Ship Energy Efficiency Management Plan Part II (SEEMP Part II) as required by Regulation 22A of Annex VI of MARPOL Convention.

Representation by the persons responsible for the financial statements and for the management report

Mrs Grace Reksten Skaugen, Chairwoman of the Supervisory Board, Mr Hugo De Stoop, CEO and Mrs Lieve Logghe, CFO, hereby certify that, to the best of their knowledge,

(a) the consolidated financial statements as of and for the year ended 31 December 2022, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and results of Euronav NV and the entities included in the consolidation.
(b) the integrated annual report gives an accurate account of the activities, status and results of Euronav NV and the entities included in the consolidation, and describes the main risks and uncertainties they may face.

Shareholder letter



Dear Shareholder,

The past year has been crucial for the crude tanker sector and for Euronav in particular. The crude tanker market has pivoted into a new cycle predicted to drive sustainably higher freight rates in the the medium term.

The cyclical upturn started during Q2 in smaller segments such as Suezmax and then progressed into the VLCC space during Q3 2022. Fundamental factors such as fleet age being at a twenty-year high point whereas vessel supply and orderbook being at twenty year low level, have underpinned strong seasonal patterns embedded in the large crude tanker sector. The dislocation arising from the Russian war with Ukraine has been a regrettable catalyst in our markets but one which has proven significant in driving higher ton miles (distance seaborne crude is transported) and consequently higher freight rates.

The freight market has sequentially improved quarter on quarter through the year starting with the dislocation from Russia's invasion in late February. Essentially similar volumes of crude is now being moved 3-4x further than before thus increasing fleet utilisation as part of structural change in our markets.

Euronav has been focused on two other key objectives during 2022. Firstly, we announced our sustainability target becoming a net zero company by 2050 (at the latest) with the ambition to improve this goal over time. This target will see us deliver 40% reductions in $CO2$ emissions by 2030. The Poseidon Principles will be guiding our lending banks to ensure we deliver on this ambition.

Secondly, we have managed to navigate the rising asset price environment to recycle capital from selling older tonnage and moving capital into younger, less emitting new technology vessels. Around 20% of our fleet has changed hands during the past year – reflecting a lower age profile for our fleet and better positioning for our company both strategically and in the day-to-day marketplace.

From a corporate perspective 2022 was dominated by our discussions to merge with our respected competitor Frontline whose main owner had built a significant shareholding. The decision to pursue this objective was based on the belief that a larger company would be better positioned to meet a challenging future. As a combined group Euronav and Frontline could bring together the best of both com-

panies creating a stronger business with a scalable platform of more than 150 vessels. However, our other largest shareholder CMB believed that a strategy of diversification into other shipping segments utilising emission-free fuels available in other types of vessels could be the best way forward. The Supervisory board's planned consolidation gaining the scale to better meet the requirements of decarbonisation as well as sustained access to capital for the investments needed in our crude tanker segment has not been possible to implement.

Following the Special General Meeting of March 2023 Euronav has recognised the involvement of our two core shareholders with two non-independent representatives elected from each side. Together with three independent directors this new supervisory board shall endeavour to deliver the most appropriate structure for all our stakeholders to benefit from the promising fundamental outlook for our existing business in the short and medium term.

Thank you to all shareholders for believing in our company.

Grace Reksten Skaugen



Key figures

CONSOLIDATED STATEMENT OF PROFIT OR LOSS 2018 - 2022

(In thousands of USD)	2022	2021	2020	2019	2018
Revenue (A)	854,669	419,770	1,210,341	914,711	582,582
EBITDA (B)	534,429	85,796	864,019	540,668	231,513
EBIT	311,832	(259,198)	544,268	202,966	(39,179)
Net profit	203,251	(338,777)	473,238	112,230	(11,007)
TCE (C) year average	**2022**	**2021**	**2020**	**2019**	**2018**
VLCC	27,600	10,273	52,902	34,834	21,827
Suezmax	30,400	29,721	38,644	37,747	30,481
Spot Suezmax	31,200	10,157	36,579	24,119	15,784
In USD per share	**2022**	**2021**	**2020**	**2019**	**2018**
Number of shares (D)	201,747,963	201,677,981	210,193,707	216,029,171	191,994,398
EBITDA	2.65	0.43	4.11	2.50	1.21
EBIT	1.55	(1.29)	2.59	0.94	(0.20)
Net profit	1.01	(1.68)	2.25	0.52	(0.57)
In EUR per share	**2022**	**2021**	**2020**	**2019**	**2018**
Rate of exchange	1.0666	1.1326	1.2271	1.1234	1.1450
EBITDA	2.48	0.38	3.35	2.23	1.05
EBIT	1.45	(1.13)	2.11	0.84	(0.18)
Net profit	0.94	(1.48)	1.83	0.46	(0.50)
History of dividend per share	**2022**	**2021**	**2020**	**2019**	**2018**
Dividend	0.35E,F	0.09 EF	1.40	0.35	0.12
Of which interim div. of	0.03	0.09	1.40	0.06	0.06

A The Company has decided to reclassify certain cost & revenue elements without impact on EBITDA, EBIT and net income. This voluntary change has been adopted in 2021 and has been applied retrospectively.

B EBITDA (a non-IFRS measure) represents operating earnings before interest expense, income taxes and depreciation expense attributable to us. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as adopted by the European Union or as a measure of profitability or liquidity. The definition of EBITDA used here may not be comparable to that used by other companies.

C Time Charter Equivalent

D Excluding 18,241,181 shares held by the Company in 2022 (2021 and 2020: 18,346,732 shares)

E The total gross dividend paid in relation to 2022 of USD 1.13 per share is the sum of the interim dividend paid in March 2023 in addition to the proposed amount of USD 1.10 per share proposed to the Annual Shareholder's Meeting of May 17, 2023. This pay out will be a combination of a dividend and a share premium.

F Ratio is based on the actual exchange rate EUR/USD on the day of the dividend announcement if any.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION 2018 - 2022

(in thousands of USD)	31.12.2022	31.12.2021	31.12.2020	31.12.2019	31.12.2018
ASSETS					
Non-current assets	3,362,014	3,309,116	3,235,366	3,362,594	3,606,210
Current assets	607,059	459,407	451,873	802,249	521,141
TOTAL ASSETS	**3,969,073**	**3,768,523**	**3,687,239**	**4,164,843**	**4,127,351**
LIABILITIES					
Equity	2,173,465	1,960,582	2,311,786	2,311,855	2,260,523
Non-current liabilities	1,541,270	1,486,908	1,171,859	1,536,938	1,579,706
Current liabilities	254,338	321,033	203,594	316,050	287,122
TOTAL LIABILITIES	**3,969,073**	**3,768,523**	**3,687,239**	**4,164,843**	**4,127,351**




SAFETY FIRST
NO SMOKING
IMO 9330874



This is Euronav



This is Euronav

Financial calendar 2023

11 May 2023
Announcement of first quarter results 2023

17 May 2023
Annual General Meeting of Shareholders

03 August 2023
Announcement of second quarter results 2023

8 August 2023
Half year report 2023 available on website

26 October 2023
Announcement of third quarter results 2023

01 February 2024
Announcement of fourth quarter results 2023

Milestones 2022

11 January 2022
Euronav became a signatory of the Neptune Declaration on Seafarer Wellbeing and Crew Change.

27 January 2022
Euronav announced its inclusion in the Bloomberg-Equality Index for the fifth consecutive year.

28 January 2022
Michail Malliaros was nominated as General Manager Euronav Ship Management Hellas.

18 February 2022
Euronav announced that whale protection measures would become mandatory for its fleet.

22 March 2022
Listing of Euronav Luxembourg S.A. senior unsecured bond issue 2021 with maturity in 2026

7 April 2022
Euronav announced that the Company had signed a term sheet for a combination with Frontline.

26 April 2022
Euronav announced the sale of the Suezmax Bari (2005 – 159,186 dwt)



29 April 2022
Euronav announced the rejuvenation of its VLCC fleet. The company has purchased two Eco-VLCC's, the Chelsea (2020 – 299,995 dwt) and the Ghillie (2019 – 297,750 dwt), for USD 179 million in total in cash - and sold four older S-class VLCC's: the Sandra (2011 – 323, 527 dwt), Sara (2011 – 322,000 dwt), Simone (2012 – 315,988 dwt) and the Sonia (2012 – 314,000 dwt).

5 May 2022
Euronav presented its decarbonisation strategy and targets through a virtual event called 'Euronav's Road to Decarbonisation'.

23 May 2022
Euronav announced that it had become a member of the Waterborne Technology Platform.

7 June 2022
Euronav announced the purchase of its joint venture partner share in two floating storage and offloading unit (FSO) vessels.

13 June 2022
Euronav sells two of its oldest Suezmaxes: the Cap Pierre (2004 - 159,048 dwt) and the Cap Leon (2003 - 159,048 dwt).

23 June 2022
Euronav was awarded the 2021 sustainability-linked Deal of the Year award during Marine Money Week in New York.

6 July 2022
Euronav was positioned in the top quartile of the Webber Research's ESG Scorecard for 2022 for the 4th consecutive year, taking the 5th position as the highest ranked crude tanker company out of 52 shipping companies.

11 July 2022
Euronav announced that it had signed a definite combination agreement with Frontline Ltd. to create a leading global independent oil tanker operator.

17 October 2022
Euronav announced the sale of the ULCC Europe (2002 – 441,561 dwt).

19 October 2022
Euronav announced the sale of Suezmax Cap Philippe (2006 - 158,920 dwt).

24 October 2022
Euronav announced that it had contracted two new Suezmax vessels for 2024 delivery.

10 November 2022
Euronav announced the sale of the older vessel Suezmax Cap Guillaume (2006 - 158,889 dwt),as part of fleet rejuvenation.

16 December 2022
Euronav has been awarded a B score for taking coordinated action on climate issues by the Carbon Disclosure Project (CDP) for the 3rd consecutive year.

Webber Research ESG Scorecard 2022

CDP B-rating

Bloomberg Gender-Equality Index 2022

2022
Bloomberg Gender-Equality Index

Sustainability

31 %
reduction in carbon emission intensity from 2008

Euronav's financing

52 %
with integrated sustainability component

0.40
lost-time Incident Frequency Rate

78
number of female seafarers

166
female company wide

♂ 55.6 %
♀ 44.4 %
female/male on shore

Company

8
Number of offices/locations

3,278
seafarers

198
shore personnel

31/18
nationalities offshore/onshore

Operational excellence

1
V-Plus

41
VLCCs

21
Suezmax

2
FSO

70
total number of vessels

1,852
port calls

16,690,929
deadweight tonnage

23,807
operating days

9.1
fleet age
(compared to global tanker average)

68
countries visited

4,046,580
total nautical miles travelled

75,513,023
metric tonnes safely delivered

Financial (in thousands of USD)

$ 854,669
Revenue

3,969,073
total assets

$ 311,832
EBIT

1.01
profit per share

$ 534,429
EBITDA

1.13
dividends per share

$ 2,173,465
equity attribute to equity holders of the corporation

EURN LISTED EURONEXT

EURN LISTED NYSE

Company profile

Euronav is a market leader in the transportation of crude oil. As the world's largest, independent quoted crude tanker platform as of 31 March 2023, Euronav owns and manages a fleet of 70 vessels (see Euronav fleet page 162). The Company, incorporated in Belgium, is headquartered in Antwerp. Euronav employs approximately 200 permanent personnel on shore worldwide, and has offices throughout Europe and Asia. Around 3,300 people work on the vessels. Euronav has progressed from a family operation with 17 vessels to a strong international player listed on Euronext Brussels and on the NYSE under the symbol 'EURN'.

The need to operate a safe and reliable fleet has never been more crucial and it is the most important strategic objective for the Company. Euronav aims to be an efficient organisation and strives to deliver the highest quality and best possible service to its customers.

Euronav has adopted a long-term strategy of through-cycle-profitability by adapting its balance sheet leverage and liquidity position in accordance with the sources of its revenues, which can be fixed (long-term FSO Income and/or TC portfolio) or floating (pool and spot) revenues.

Sustainability is a core value at Euronav as it ensures the long-term health and success of our people, our business and the environment we work in. It requires a commitment to safety and environmental protection practices, as well as an innovative approach to the use of technology and information.

By employing officers who graduated from the most reputable maritime academies in the world, on board a modern fleet, Euronav aims to operate in the top end of the market. The skills of its directly employed seagoing officers and shore-based captains and engineers give a competitive edge in the maintenance, operations and delivery of offshore projects.

Where we operate



Shareholders diary

The Euronav share

Figure 1: Share price evolution USD 2022


22
20
18
16
14
12
10
8
Euronav USD share price
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
EURN US price
EURN BB price

Figure 2: Daily volume traded shares 2022


12.000.000
10.000.000
8.000.000
6.000.000
4.000.000
2.000.000
0
Number of shares traded per day in Euronav
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
EURN US volume
EURN BB volume



Vision and mission

Vision

- To lead the global crude oil tanker industry responsibly
- To seize every opportunity to reshape our industry in an era of unprecedented changes
- To promote and support sustainable programmes in minimising the environmental impact of our industry

Mission

For our society

To deliver an essential source of energy in ways that are economically, socially and environmentally viable now and in the future.

For our clients

To operate in a manner that contributes to the success of their business objectives by providing flexible, global, high-quality and reliable services.

For our shareholders and capital providers

To create significant long-term value by strategically planning financial and investment decisions while efficiently, consistently and transparently acting as good stewards of capital.

For our employees

To attract, inspire and enable talented, hard-working people to develop themselves in order to contribute to our business and its vision in a challenging and rewarding environment.

Our culture, ethics and values

Euronav is an integrated shipping services provider with high quality standards and ambitious goals. To empower its people to meet these challenges, our identity is characterised by:

- Common values with decentralized authority to act with high focus on the following 6 key values : integrity, cooperation, excellence, inspiring, sustainability and, adaptibility
- High involvement and flexibility, with much of our work carried out by cross-functional, cross-branch, self-directed teams;
- Clarity in roles, expectations and authorities;
- Professional growth and development opportunities aligned with business needs;
- Quality and professionalism in matters large and small; and
- Communication and culture cultivated by example.

We encourage social responsibility and embed values of fairness and responsibility in our operating ethos. We are an equal opportunity employer. Our people are selected, rewarded and advanced based on performance and merit. We act to fully comply with all applicable laws and regulations in the markets in which we operate. Euronav strives to be an exemplary employer among its peers and participates in forums for the open exchange of best practices.

The Euronav Group

Figure 3: Structure of the Euronav Group at 31 December 2022


Euronav NV - Belgium
100 %
Euronav Shipping NV Belgium
100 %
Euronav (UK) Agencies Ltd. United Kingdom
100 %
Euronav NV. Antwerp Geneva Branch
100 %
Euronav NV London Branch
100 %
Euronav Luxembourg Luxembourg
100 %
Euronav Hong Kong Ltd. Hong Kong
100 %
Euronav Ship Management SAS France
100 %
Euronav SAS France
Euronav Ship Management (Antwerp) Branch office Belgium
100 %
Euronav Singapore Ptc. Ltd. Singapore
100 %
Euronav Ship management (Hellas) Ltd. Liberia
100 %
TI AFRICA Ltd. Hong Kong
100 %
TI ASIA Ltd. Hong Kong
100 %
E.S.M.C. Euronav Ocean Ship Management Ltd. Cyprus
50 %
Bari Shipholding Ltd. Hong Kong
Euronav Ship Management (Hellas) Branch Office Greece
FSO AFRICA Branch QATAR
FSO ASIA Branch QATAR


50%
50%
100%
SA
Tankers (UK) Agencies Ltd.
Tankers International LLC
Euronav M II Inc
100 %
Tankers nternational Ltd.
Tankers International (Singapore) Pte Ltd
Ex-Gener8 entities (in liquidation)
50 %
Bastia ipholding Ltd.
ong Kong

Euronav Ship Management Hellas Ltd.

Euronav Ship Management (Hellas) Ltd., was established in 2005 in Piraeus, Greece, and moved to offices in the centre of Athens in 2017. It is a branch office of a fully owned subsidiary of Euronav NV that engages in the ship management of the ocean-going oil tankers of Euronav and the supervision of the construction of newbuildings. Ship management includes crewing, technical support, procurement, accounting, health, safety, environmental protection and quality assurance, legal advice, claims handling support, as well as fleet IT support.

Euronav Ship Management SAS

Euronav Ship Management SAS, with the head office in Nantes, France, and a branch office in Antwerp, Belgium, is besides the traditional shipping activities responsible for the management of vessels of our offshore activities and Euronav's offshore projects. That includes participation to tender projects, conversion works, as well as performing the supervision and the management of these projects, including crewing, technical procurement, accounting and quality assurance. The Nantes office and the Antwerp office also provide crew management for Euronav's trading oil tankers.

Euronav (UK) Agencies Ltd. & Euronav NV, London branch

Having a London presence enables Euronav to work closely with the major London-based clients and international brokering houses. As London is one of the most important centres of tanker shipping activities, most commercial activities of the group are conducted by the local team in assistance of the head office.

Euronav Hong Kong Ltd.

Euronav Hong Kong Ltd. is the holding company of five wholly owned subsidiaries and two 50% joint venture companies (one of which is in process of winding up). The wholly owned subsidiaries that fall under Euronav Hong Kong Ltd. are (i) Euronav Ship Management (Hellas) Ltd. (see short summary above), (ii) Euronav Singapore Pte. Ltd., (iii) E.S.M.C. Euro-Ocean Ship Management (Cyprus) Ltd., a ship management company that handles the crew management of the FSOs, (iv) TI Asia Ltd. and (v) TI Africa Ltd. (these last two previously were a 50% joint venture with the International Seaways Inc. (INSW), but Euronav Hong Kong Ltd. purchased INSW's stake in June 2022, becoming the full owner). TI Asia Ltd. and TI Africa Ltd. are owners of respectively the FSO Asia and the FSO Africa, both currently employed at the Al Shaheen field offshore Qatar. Since



30 June 2020, Euronav Luxembourg SA is no longer a subsidiary of Euronav Hong Kong Ltd., but wholly owned by Euronav NV.

In November 2019 two joint venture agreements were signed with Ridgetuf LLC resulting in the two 50% joint venture companies Bari Shipholding Limited (owner of the Suezmax Bari) and Bastia Shipholding Limited (owner of the Suezmax Bastia). On 30 September 2020 the Suezmax Bastia was successfully sold and delivered to the third party buyers, Messrs. Seven Island Shipping Limited. On 21 April 2022 the Suezmax Bari was sold and delivered to a third party.

Euronav Shipping NV

Following the acquisition of 15 VLCCs in January 2014, Euronav Shipping NV and Euronav Tankers NV were incorporated as subsidiaries of Euronav NV, in January and February 2014 respectively. The Euronav Group gradually centralised its ship management activities within Euronav Shipping NV. Over the course of 2019, the two French subsidiaries Euronav SAS and Euronav Ship Management SAS (including its Antwerp Branch), as well as the Hong Kong subsidiary Euronav Hong Kong Ltd. were transferred to Euronav Shipping NV. With the purpose of further simplifying and standardising the group structure, Euronav Shipping NV and Euronav Tankers NV merged with effective date 1 July 2021, with Euronav Shipping NV being the surviving corporation.

Euronav Luxembourg S.A.

Euronav Luxembourg S.A. was incorporated in Luxembourg in May 1995 and is a 100% subsidiary of Euronav NV. Euronav Luxembourg S.A.'s is engaged in the purchase, the sale, the chartering and nautical management of sea-going vessels. The company is operating 4 vessels, one operated on the spot market and three vessels were placed on time charter. The company is also performing intra group financial activities. In 2021 the company issued a Nordic bond which replaced the existing Nordic bond from 2017.

Euronav MI II Inc.

In the fourth quarter of 2017, Euronav NV incorporated a new wholly-owned subsidiary, Euronav MI Inc., a company incorporated and existing under the laws of the Republic of the Marshall Islands, for the purposes of the upcoming merger (the 'Merger') with Gener8 Maritime Inc. ('Gener8'). Pursuant to the merger agreement entered into between Euronav and Gener8 on 20 December 2017, Euronav MI Inc. merged with and into Gener8 upon closing of the Merger on 12 June 2018, with Gener8 being the surviving corporation wholly owned by Euronav NV. At the same time, the name of the surviving corporation was changed into Euronav MI II Inc.

As the ultimate parent company of the Gener8 group prior to the closing of the Merger, Euronav MI II Inc. still owns certain direct and indirect subsidiaries, most of which served as special purpose ship-owning companies within the Gener8 group. Following the sale of the assets held by them (to Euronav NV or, in case of non-core assets, to third party buyers) Euronav is in the process of simplifying the group's corporate structure by liquidating the said subsidiaries.

Tankers UK Agencies Ltd. (TI Pool)

In 2017 the corporate structure of 'Tankers International Pool' (TI Pool) was rationalised. Under the new structure, the shares of Tankers UK Agencies Ltd. (TUKA), fully held at the time by Tankers International LLC (TI LLC), an entity incorporated under the laws of the Marshall Islands, have been distributed to the two remaining founding members of the TI Pool (namely Euronav NV and International Seaways Inc.), to form a 50-50 joint venture.

Additionally, two new companies, Tankers International Ltd. (TIL) and Tankers International (Singapore) Pte. Ltd., were incorporated under respectively the laws of the United Kingdom and the laws of Singapore, and are now fully owned by TUKA. TIL became the disponent owner of all of the vessels in the TI Pool, as all the vessels are now time chartered to TIL at a floating rate equivalent to the average spot rate achieved by the pool multiplied by the pool point assigned to each vessel. This new structure allowed the TI Pool to arrange for a credit line financing in order to lower the working capital requirement for the Pool participants which potentially can attract additional pool participants. Tankers International (Singapore) Pte.Ltd. was incorporated to support vessel operations East of Suez and to provide assistance to the Group's clients based in the East.

Euronav NV, Antwerp, Geneva Branch

In April 2019 Euronav NV established a branch office in Geneva (Switzerland), Euronav NV, Antwerp, Geneva Branch. This new branch office was set up in anticipation of the coming into force of IMO 2020 and focuses on procurement of compliant fuel and related services.

Products and services

Tanker Shipping

Euronav is a vertically integrated owner, operator and manager, able to provide complete shipping services in addition to the carriage of crude oil on its fleet of modern large tankers. The crude oil seaborne transportation market is cyclical and highly volatile, requiring flexible and proactive management of assets in terms of fleet composition and employment. On 31 March 2023 the Euronav core fleet (owned and operated) had an average age of 9.1 years. Euronav operates its fleet on both the spot and period markets.

VLCC Fleet

The Tanker International (TI) Pool

Euronav's 100% owned VLCC fleet flies Belgian, Greek, French, Liberian and Marshall Islands flags. Euronav is a founding member of the TI Pool, which commenced operation in January 2000. The pool was established with other leading tanker companies to meet the global transportation requirements of international oil companies and other major charterers and now operates one of the largest modern fleets in the world with 66 VLCC under its control. Within this fleet Euronav had 39 VLCCs participated in the pool on 31 March 2023.

Participating in a pool enables Euronav and its customers to benefit from the economies of scale inherent in such an arrangement. Furthermore, the TI Pool has been able to enhance vessel earnings by improved utilisation (increased proportion of laden days versus ballast days) through use of combination voyages, contracts of affreightment and other efficiencies facilitated by the size and quality of its modern VLCC fleet. By operating together, the TI Pool always aims to have a modern, high quality VLCC available in the right place at the right time.

Figure 4: Average age profile of our VLCC fleet


+15 yrs
7%
0-5 yrs
20%
11-15 yrs
24%
Euronav owned VLCC and V-Plus (and TC-in)
6-10 yrs
49%

Suezmax Fleet

Euronav's 100% owned Suezmax fleet flies the Belgian, Greek and Liberian Flags. Its vessel in 50-50 joint venture is registered under the flag of the Marshall Islands. The use of a national flag, together with operational and maintenance standards in terms of age and performance that are higher than the industry norm, enable Euronav to employ part of its fleet on time charter. Employing a part of our Suezmax fleet on long-term time charter allows the Company to benefit from a secure, steady and visible flow of income. Another part of the Suezmax fleet is traded on the spot market. On 31 March 2023 Euronav owned 21 Suezmaxes (with five additional newbuildings due to be delivered in Q3 & Q4 2023 and Q1 & Q3 2024) and currently time charters an additional 2 Suezmax vessels, The fleet of 21 Suezmax has mixed employement: 13 vessels are traded in the spot market whilst 3 are on time charter.

Figure 5: Average age profile of our Suezmax fleet


+15 yrs
29%
0-5 yrs
33%
Euronav owned Suezmax (and TC-in)
6-10 yrs
5%
11-15 yrs
33%

FSO market

FSOs are floating storage and offloading units for areas where the offshore production platforms have no or insufficient storage capabilities (fixed platform, mobile offshore production units (MOPU), SPAR (Spar Buoy) tension leg platform (TLP), semi-sub), and no pipeline infrastructure to the shore or another terminal. They are ideal for such situations because they have a very large storage capacity and can be moored in almost any water depth. With no process topsides (as with FPSOs), they are relatively simple to convert.

FSOs provide field storage ranging from 60,000 to 3 million barrels and offloading in a variety of situations. Most of them store oil although there are a few LPG or LNG FSOs.

The cost of a converted FSO ranges from USD 30 million to USD 200 million, depending on the size, field location, mooring and design life. A newbuild FSO can range from USD 100 million to USD 300 million.


SELENA

There is an established market for leasing FSOs, which can help commercialise remote or marginal fields. The offshore industry is a highly technical one with many risk factors but with an equally high reward.

Euronav's initial exposure to the FSO market was with VLCC deployments in the Gulf and in West Africa back in 1998. We engaged in the Maersk Oil Qatar (MOQ) project because of the specific assets that we owned in joint venture with International Seaways Inc. (INSW): two of the only four V-Plus vessels (also known as ULCCs – Ultra Large Crude Carriers) that exist in the world, the TI Asia (which belonged to Euronav) and the TI Africa (which belonged to INSW). In 2017 the field operations of Al-Shaheen (Qatar) were transferred from MOQ to NOC (North Oil Company – see below) and the FSO contracts were extended until 2022.

In November 2020, Euronav's joint venture with International Seaways signed a ten year contract extension for the FSO Asia and FSO Africa. This is a direct continuation of their current contractual service with North Oil Company (NOC), the operator of the Al-Shaheen oil field since 2017, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited. The extended FSO contracts now run until 21 July 2032 and 21 September 2032 respectively.

In 2022, Euronav announced that it had become the sole owner of the FSOs previously held in its 50-50 joint venture with INWS. Euronav obtained full control of the project in June 2022.

The FSO Africa and FSO Asia are both high specification and long duration assets. They entered service on the Al-Shaheen field in 2010 and have a potential service life (without major modifications) to 2042.

Offshore units are unique because of the logistical requirements and additional engineering needed to design, transport, install and operate facilities in remote offshore environments, as opposed to onshore production or storage plants. Each offshore unit is specifically designed for the field's environmental and geological characteristics.

In-House ship management

The majority of the fleet is managed by three wholly owned subsidiaries: Euronav Ship Management SAS, Euronav SAS and Euronav Ship Management (Hellas) Ltd.. Euronav has also established an office in Singapore, Euronav Singapore Pte Ltd., to enhance the support of services offered to the vessels that frequently call at Asian ports.

Euronav's personnel includes seagoing officers, crew, shore-based staff, skilled and experienced captains, and marine engineers, as well as maritime university and college graduates. This gives the Company a competitive edge in high quality maintenance and operation of the vessels, as well as project development and execution.

Euronav manages the vast majority of its fleet of modern crude oil carriers in-house, with Suezmaxes, VLCCs, V-Plus carriers (also known as Ultra Large Crude Oil Carriers) and FSOs all within our fleet mix. Euronav's fleet trades worldwide in some of the most difficult weather conditions and sea states, such as the North Atlantic and East Canada, and for charterers with the strictest requirements. The vessels are equipped with sophisticated management software and communication systems that enhance collaboration with shore teams. Crews maintain constant interaction with shore staff through regular onboard visits, briefing and debriefing discussions upon signing on and off, conferences ashore and on board, and training sessions. Onboard broadband satellite communication facilities enable live communication with shore staff at any time. Vessel and crew performance is assessed by the management team, superintendents, internal and external shipping auditors, and customers, as well as national and international regulatory bodies. Euronav has excellent relationships with all oil majors. Our organisation and our vessels have successfully passed numerous internal and external audits, oil major Tanker Management and Self-Assessment (TMSA) reviews and vetting inspections, as well as port state control inspections.

All our services are provided with the ultimate regard for the health, safety, security, environmental and quality standards applicable to the maritime transportation industry. Euronav is committed to ensuring the safety, environmental protection, security and excellence of the fleet's operations. We are dedicated to fostering a culture of teamwork where people work together to carry out defined duties and responsibilities for the overall success of the Company, on shore and at sea.

We nurture our people and our business through genuine performance planning and appraisal, training and development, and encouraging promotion from within, while also offering opportunities to talented professionals from outside to join the Company. Our policies aim to enhance and reward performance, engage our people, and attract and retain key talent.

Euronav maintains an integrated ship management approach by providing:

- Proven experience in managing oil tankers;
- Experienced officers and crews with professional credentials;
- Professional relationships based on merit and trust;
- Commitment to improving the quality of life at sea and crew wellbeing;
- Safety and quality assurance including training, auditing and vetting;
- Design and maintenance standards that increase safety and operational performance as well as asset value;
- Modern and effective computer-based management and training systems;
- Human resources policies with an emphasis on people working together for common goals;
- Hands-on technical management backed by the latest software platforms and communication systems;
- Commitment to long-term asset protection and upgrade, while researching, assessing and implementing innovation for environmental performance (emissions reduction and biodiversity); and
- Open communication and transparency in reporting.

Full range of services

The Euronav Group provides a full range of ship management services, including:

- Full technical management;
- Fleet personnel comprising experienced motivated officers and crew;
- Comprehensive integrated health, safety, quality and environmental protection management system; certified for ISM, ISO 9001, 14001, 45001, 50001;
- Insurance claims handling;
- Global sourcing of bunkering, equipment and services for optimum synergies, pricing and quality;
- Financial, information technology, human resources and legal services to support the Group's assets' values;
- Project management for:
  - Newbuilding supervision, including pre- and post-contract consultancy and technical support;
  - Dry dockings, retrofits and upgrade of assets for emission reduction (e.g. hull coating etc.) and compliance with new rules and regulations and/or improved operational efficiency;
- Commercial management;
- Operational (post- fixture) management.

Euronav uses a set of clearly defined leading and lagging Key Performance Indicators (KPIs) for its ship management services as well as standardised inspection reports which are thoroughly evaluated to facilitate the measurement of:

- Health & Safety performance;
- Environmental performance;
- Security (including Cybersecurity) performance;
- Crew and shore staff retention and well-being;
- IT & Innovation solutions
- Navigation performance;
- Vessel reliability;
- Vessel energy efficiency;
- Vetting and port state controls;
- Planned and condition-based maintenance;
- Dry docking planning, upgrades and repairs ;
- Procurement efficiency; and
- Operational competitiveness

We monitor trends and set courses of action by carrying out quarterly management review meetings, bi-monthly table top exercises, monthly safety and environmental protection meetings, bi-weekly management coordination meetings and weekly fleet management coordination meetings.

Euronav ship management partners

In addition to the in-house managed fleet, Euronav maintains close relations and cooperation with high quality third party ship managers that manage a small part of our fleet. A dedicated Euronav team is closely monitoring these partners and ensures that the services rendered to Euronav vessels are in accordance with Euronav standards. These relationships offer opportunities for interaction and sharing of experience between the Euronav Ship Management and Ship Management partners, while at the same time providing potential growth adaptability and flexibility.



Overview of the market

The year 2022 was expected by many to be the year where we would see oil and tanker markets recover. After two years marred by COVID restrictions and challenging oil demand, the year started with greater freedom of movement for people across the world and the Organization of the Petroleum Exporting Countries (OPEC) committing to continuous oil supply increases. This changed in February when Russia's invasion of Ukraine threw the world into turmoil.

Following the onset of the conflict, many participants in the oil and tanker markets began to self-sanction. This created a shortage of tanker tonnage in certain parts of the world while some buyers began to shun Russian crude supplies. Russian crude was pushed outside of Europe to Far Eastern buyers, mainly in China and in India, while Europe sourced supplies from elsewhere, primarily the US, West Africa and the Middle East. This created a change in trade patterns for all the larger tanker segments, including VLCCs, which started trading into Europe from the Atlantic basin on trade routes that would normally be exclusively used by smaller tankers, such as Suezmaxes and Aframaxes. The smaller tankers were driven on longer routes, taking Russian barrels to the Far East, reducing tonnage availability and ultimately increasing price. This made the VLCC segment competitive in the Atlantic basin.

As oil markets tightened, the US began a release programme from its Strategic Petroleum Reserves. This supported higher than normal crude exports from the country, generating a sustained source of tanker demand. The 180 million barrel release, which began in May, continued to the end of the year. While the first months of the programme saw much of the oil reach European markets, the latter part of the year saw China return with full force to draw US barrels on longer haul routes to the Far East. This coincided with China re-emerging from strict COVID restrictions over the summer months in combination with new product export quotas that required refineries to demand increased volumes of crude oil.

The world of lockdowns that we had become accustomed to in both tanker and oil markets was largely forgotten. By the end of 2022, global oil demand had recovered to close to pre-COVID levels. The exception was China, where the adoption of a zero-COVID policy saw lockdowns continue longer than in the rest of the world.

On the supply side the market also saw the OPEC+ alliance stick to its planned addition of 400 kbpd each month up to October. They announced cuts of 2.0 mbpd from November, which in real terms appears to be a cut of closer 1.0 mbpd once underproduction is accounted for. Underproduction was largely attributable to Russia, for obvious reasons, and West Africa after years of underinvestment in facilities.

In terms of tonnage supply, we are dealing with a very large tanker fleet, mainly due to a severe lack of ships exiting the fleet. The lack of ship recycling and conversion projects is primarily due to the growing "dark fleet" – vessels trading sanctioned business; this has expanded due to of the conflict in Ukraine, as it has provided potential scrap candidates with opportunities to earn more lucrative rates.

What is exciting for the tanker market is the order book, or rather the lack of an order book. The reported VLCC order book stands at 26 vessels and the Suezmax order book at 11 vessels, or in both segments less than 3% of the current trading fleet.

The short order book is due to three factors. Firstly, yard capacity has been scarce as other shipping sectors have seen improved markets in recent years, namely containers, gas and dry bulk. Ordering activity followed higher rates, taking away yard capacity for the tanker sector. Secondly, newbuilding prices have significantly risen as a result of the lack of capacity at shipyards coupled with the rising cost of materials. Thirdly, owners are concerned about uncertainty about future propulsion engine and the risk of committing to current designs that could quickly become outdated. All of these factors are expected to result in a lack of orders for the next couple of years.

While VLCC fundamentals and the wider tanker markets look bullish, the macroeconomic picture is far less certain. The hot topics remain: the energy crisis, soaring inflation and a seemingly inevitable recession. Historically, the impact of a recession on oil demand varies widely from one crisis to another, with the COVID years being the worst. More "normal" recessions tend to lead to a 1.0 to 5.0 mbpd demand reduction versus the 15.8 mbpd collapse brought about by COVID. No-one can predict the precise impact of a potential global recession, but it appears that the tanker market is better positioned to deal with any fallout than previously.


EURONAV

Tanker markets



In USD per day	**Full Year 2022**	**Full Year 2021**
VLCC		
Average spot rate (in TI pool)*	27,600	11,300
Average time charter rate**	42,900	46,500
SUEZMAX		
Average spot rate***	31,200	11,100
Average time charter rate	30,300	30,400

Euronav owned ships in TI Pool (excluding technical offhire days and TI Administration costs)

*****Including profit share where applicable***

****** Including profit share where applicable (excluding technical offhire days)***



Fleet evolution

The large crude tanker market grew by 4.1% within the VLCC segment and 5.5% for Suezmaxes. This growth reflects the vessel contracting background of two years ago. Looking forward, the future looks positive for tanker operators, who currently see order book to fleet ratios at multi year lows (VLCC 3%, Suezmax 2.5%). Vessel contracting was almost non-existent during 2022, with just two VLCC and six Suezmax vessels ordered. A mix of high prices (a new VLCC was quoted at USD 120 million – the highest price since 2008), regulatory uncertainty and shipyard order books full of container and LNG carrier orders are all driving uncertainty over new vessel contracting. At the year end, 885 VLCC and 656 Suezmax were trading globally with an average age of the global fleets at 20-year highs (VLCC 10.9 years average age, Suezmax 10.7 years). Calendar 2022 saw 41 VLCC delivered to the global fleet with just six exits; Suezmax saw a very similar pattern with 42 new vessels and also six exiting. With low order activity and an ageing fleet profile, we are entering a period of potentially very limited fleet growth for both tanker segments over the next couple of years.

Figure 6: VLCC development


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Figure 7: Suezmax development
Source: Clarksons


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FSO and FPSO market

In January 2023, there were 410 floating production systems in service or available worldwide, among which were 164 FPSOs* and 107 FSOs* (97 Oil, 10 LNG). This does not include 18 FPSOs that are available for reuse. In addition, there are two FPSOs that are out of service for extended repairs.

Fifty-nine production floaters, seven FSOs and five Mobile Offshore Production Units are currently on order, which is twenty more than early than January 2022, reflecting the resurgence of orders due to higher oil prices, projects paused due to COVID, and demand for FSRUs (floating storage regasification units) in Europe. For the remainder of 2023, 24 production units are scheduled for delivery (11 FPSOs, 10 FSRUs, 2 FLNGs, 1 SEMI). Given the potential for COVID-19 and supply chain related delays, it is possible that some of these orders will slide into 2024.

Currently, there are 182 floater projects in the appraisal – either at the planning, bidding or final design stage – that may require a floating production or storage system. Of these projects, 59 are at the bidding or final design stage and another 83 are in the planning stage. The major hardware contracts for these projects are planned between 2024 to 2026. However, studies are still ongoing to assess the economic viability of the projects, particularly those in deep water and harsh environments. The remaining 40 projects are in the appraisal stage.

This year Africa continues to be the most active region for future projects, with 41 potential floater requirements in the planning cycle, followed by Southeast Asia with 35 projects. Brazil has 30 projects, which may require 37 floaters, as fields like Buzios and Mero will require multiple units. The next largest regions are the Gulf of Mexico with 19 projects and Northern Europe with 12. The remaining regions have far fewer potential projects: Australia and Southwest Asia/Middle East each have 11 projects, the Mediterranean has 8 projects, South America 7, Canada and China each 4.

Over 70% of the facilities responsible for production floater fabrication and conversion are based in Asia. Cosco and Keppel are the busiest yards each with six or more projects underway.

Floating storage and offloading / floating production storage and offloading market.

Euronav fleet

Figure 8: Euronav's tonnage profile, including on charter on 31 March 2023

FSO

Owned: 2
dwt: 864,046 | Average age: 20.9 yrs

V-Plus

Owned: 1
dwt: 441,561| Average age: 19.9 yrs

VLCC

Fully owned: 41
Newbuildings to be delivered: 1
dwt: 12,399,391 | Average age: 7.9 yrs

Suezmax

Fully owned: 21
Newbuildings to be delivered: 5
dwt: 3,293,149 | Average age: 10.20 yrs

70	6	9.1	16,690,929
Vessels	Under construction	Average age	dwt of active fleet

**The majority of Euronav's VLCC fleet is operated in the Tankers International Pool (the 'TI Pool') in the voyage freight market. The TI Pool is one of the largest modern fleets worldwide and comprises 64 vessels on 31 March 2023, of which 38 are owned by Euronav*
** Our remaining VLCC and five Suezmax newbuildings, currently under construction, are not included in the above calculations. As they are due for delivery in 2023 and 2024.*



The vast majority of Euronav's vessels are managed in-house, which positions its fleet at the top of the market for tanker assets and services. The benefits that are derived from in-house management lie in quality asset maintenance, enhanced customer service and risk management. Charterers are more than ever seeking to do business exclusively with superior quality operators, whether through fixed rate long-term business or principally in the spot market.


EURONAV
SWL 83 t





How we create value


EURONAV

How we create value

Company strategy

The aim of our company strategy is to pursue long-term value creation and alignment with the core purpose and values of Euronav, taking into consideration the interests of all stakeholders. There are four key pillars supporting the execution and implementation of our strategy.


Sustainability
Excellence
Adaptability
Co-operation
Inspiring
Integrity
GOVERNANCE
FINANCIAL STRENGTH
OPERATIONAL
Managing the tanker cycle

Governance

The Supervisory Board is the ultimate supervisory body of the Company. It is responsible for the general policy and strategy of the Company and has the power to perform all acts that are exclusively reserved for it by the Code of Companies and Associations. The Supervisory Board drafts all reports and proposals in accordance with books 12 and 14 of the Code of Companies and Associations. It supervises the Management Board in making decisions related to the day-to-day management of the Company. Euronav believes that strong governance standards are key to driving the delivery of shareholder value. Both Supervisory and Management Boards apply the highest standards of ethics, diversity and governance while promoting a sustainable approach to ESG.

Financial strength

Euronav operates in a deeply cyclical industry. There are many macro factors beyond our control, such as a fragmented supply side and around 20 to 30 customers for our commoditised service. Consequently, the Company manages its balance sheet in a very conservative manner. We apply what we call a "liquidity runway" of two years to our balance sheet. This means that we have sufficient liquidity to manage our business through two years of sustained low freight rates. Within our financial structure we also have a self-imposed limit of 50% maximum leverage on a loan to value basis. Our capital allocation strategy is to invest during the cycle where possible on a counter cyclical basis as per figure 9.



Operational expertise

Euronav adopts an integrated approach towards the management of its fleet. We believe that the benefits of being vertically integrated provides huge advantages when it comes to the quality of the service we can provide to our clients and to the sustainability of our business as it ensures the long-term health and success of our people, our business and the environment we work in. This expertise allows us to have an unequivocal commitment to safety and sound environmental practices, as well as an innovative approach to the use of technology and information. In short, operations are a core part of Euronav's DNA. With the accelerating forces of a global energy transition, this motto and the application of sustainability across all facets of our tanker business in-house operations have never been more important. We pride ourselves on managing our operations on a sustainable basis and increasingly within the guidelines or frameworks set by initiatives such as the Poseidon Principles.

Figure 9: managing through the cycle



	Investment	Recovery	High market	Declining
Asset sale & purchase	Aggressive growth	Selective growth	Disposal of older tonnage	Limited activity
Chartering strategy	Spot	Spot to term	Preference to time charter	Time charter
Capital allocation	Nominal dividends	Increased dividends & deleveraging	High dividends & deleveraging	Lower dividends & buy backs

Whilst we outsource around 12% of our fleet management we keep the majority of this management in house. Ship management is led by our Athens office.

The crude tanker market is clearly dependent on the crude market and demand for oil. Most respected industry commentators still expect to see peak oil demand during the next decade or so but for consumption globally to reduce modestly over time. This implies the tanker market will continue to have a key role to play over the next 20-30 years at least as the energy transition matures.



Stakeholder engagement

	Customers	Investors & shareholders	Seafarers / Employees
Constituency	• Cargo owners • Pools • Vessel owners • Charterers • Traders • Refiners • NOC & IOC	• Bond investors • Institutional investors • Retail investors • Industry analysis	• Seafarers • Onshore employees • Brokers
Engagement	• Charter parties • Strategic alignment • Data sharing • Operational feedback • Direct meetings • Pooling engagements	• Earnings call each quarter • Investor conferences • Website & press releases • Direct meetings • Roadshows	• Targeted conferences • Training and induction programmes • Safety committees • Engagement with senior personnel • Performance feedback
Topics	• Quality of service • Costs • Vessel age • Efficiencies • Future fuels	• Operational performance • Strategic objectives • Governance • ESG compliance • Operational efficiency	• Seafarer movement • Mental health issues • Safety • Equal Opportunities • Ethical conduct • Working conditions



Society	NGO / Thought leader	Environment
• Local communities • Charities • Academia • Media	• NGOs • Political bodies • Regulatory Bodies eg IMO • Industry groups eg ITOPF	• Regulatory bodies (EU) • Flag states • Global regulator eg IMO • Industry groups eg ITOPF
• Social initiatives • Disclosure of safety information • Local support	• Direct meetings • Conferences • Panel discussions	• NOGs • Regulators • Lobbying groups • Shipping bodies • Banks • Poseidon principles
• Support initiatives • Charitable donation • Pastoral care for local employees	• Compliance • Future regulation • Authority over legislation • Shape and effects of future regulation	• Scale & scope of emission cuts • Reduction trajectory • Regulation • Initiatives eg Carbon Capture • Carbon pricing

Innovation

Approach

As a leading tanker company, we see it as our role to be a pioneer in the maritime industry, by being innovative in every facet of our business. One of our underlying drivers is to become a frontrunner in leveraging digitalization, while improving the Company's way of working.

Digitalization and innovation are at the heart of Euronav's company strategy and ensure our future relevance while evolving together with our customers while focusing on competitiveness.

As a market leader in our segment, we acknowledge our responsibility to support innovation towards decarbonising the transportation of oil, while protecting and building value with the capital our shareholders have entrusted us with.

Innovation is also the bedrock of our fleet management, with investments in the latest technologies and the ordering of eco-vessels, driving improvements to meet our ambitious emissions targets set in our decarbonisation strategy (p 58)

Euronav has its own IT Innovation team that, with the support of carefully selected external partners, strives for excellence and top-notch innovative solutions. In recent years, several projects were launched within the organisation, both on-board our vessels and in the Euronav offices.

Projects

Fleet Automatic Statistics and Tracking (FAST)

In 2021, the team created a robust foundation for the platform which allowed them to get on-the-spot insights both onboard and onshore on several topics (consumption insights, reports & documents, cargo board, and bunker). The plan for 2022 was to further build on that foundation and enhance the platform by adding more and smarter functionalities and integrating with partner solutions.

The 2022 FAST highlights

We have partnered with Theyr, who built a state-of-the-art multi-objective optimisation algorithm. Our FAST platform integrated with their solution, allowing our vessels and operators to optimise the route based on weather predictions, leading to reduction in fuel consumption. Additionally, we integrated with Toqua's Dynamic Performance Models solution. Our sensor data captured onboard our vessels is now being used to produce dynamic performance models, allowing us to predict the fuel consumption of our vessels with much more certainty, doubling the potential of the weather routing solution.

We have increased the awareness and reduced the time to action by implementing a notification and alerting feature. Both onboard our vessels and on various shore departments, people are notified of important events triggered by sensor data.

Rolling out FAST becomes easier with FAST Light, a stripped-down cloud version of FAST. No hardware or sensors are required for this version. Allowing vessels, which are waiting for hardware and sensors to be installed, to already access the unified FAST platform.

The reporting workload onboard has also been decreased by improving various existing pages of the platform in regards of our daily noon reporting and our cargo data.



FAST 2023

We have got an exciting year ahead with various developments planned for the FAST platform.

For external reporting and internal KPI tracking, we are developing an environmental report tool. Where crew can report on all environmental related items. The development of this feature also guarantees high quality data that is easily sharable with external instances for all environmental regulations (IMO DCS, EU MRV, CII…).

Another feature is Port Call Optimisation, which will focus on digitizing the port call planning process. Today this process is a very email, phone call and meeting based process. Port Call Optimisation will make the process more transparent, increase collaboration between vessel and shore and reduce port call costs due to visualization of costs when planning activities in a certain port. It will also consist of a port call activities timeline, which will increase the safety and transparency of all planned activities.

With our voyage optimisation module, we want to go beyond the current weather routing that is in place and take the whole commercial voyage of our vessel into account when calculating and making decisions on most cost-effective routes.

Our performance team will use FAST to share vessel performance insights to the crew, enabling a better collaboration to take actions for optimizing the energy efficiency

2023 will also be the year where we focus on improving the platform's performance to allow for enhanced real-time data visualization, so that we leverage even further the large amount of sensor data.

Robotics Process Automation

In 2020 we launched our first Robotics Process Automation (RPA) projects. RPA is a software technology in which software robots are programmed to automate repetitive actions. Many RPA processes currently operate with minimum oversight and administration and deliver valuable assistance to shore employees as well as captains on board. They also carry out mundane and repetitive IT tasks that were previously time-consuming and caused frustration. RPA has contributed to FTE (full-time equivalent) savings and streamlining procedures in the Procurement, Accounting and Crew departments. Current automations include updating airway bills, auto-validation of scanned invoices, auto-creation of Requests-for-Quote and Purchase Orders, auto-creation of lubricants requisitions, and more.

Inventory Management Project

Inventory management is a cumbersome, yet crucial task on board ships. It is key from both an operational and a financial perspective to have a correctly updated inventory and control of what the vessels have on board as spare parts. That is why Euronav initiated the Inventory Management Project (IMIP) in February 2020. The project is supported by new technologies such as label printers and mobile smartphone/scanners on the vessels.

Following the successful launch of the project and the fleet wide implementation in 2021, we managed to streamline the processes to all vessels. As such, the inventory value on board our vessels optimised; the majority of Purchase Orders received on board is recorded by scanning QR codes; and our crew reduced the average time for locating a spare on board ship by proper logging in the ERP system. The next step in the project is to rationalize the stock on board.

The frequent training and visits on board ships, as well as close monitoring by tailor-made dashboards complement the inventory management. We have engaged with our main forwarding partner who supports the project by tagging the spares in one of the main warehouses prior delivering on board. This pilot project proved to be successful and we will further expand the tagging with our labeling system on shore, prior to being delivered on board.

Initiatives & partnerships

Plug and play

In 2021, Euronav became a founding father of the Plug and Play Maritime open innovation programme established by Plug and Play, the world's largest innovation platform. Plug and Play Maritime aims to nurture an innovative startup ecosystem centred around the seafaring sector. The purpose of the programme is to connect international startups with the founding partners (Euronav, City of Antwerp, CMB, DXC Technology and Port of Antwerp and new members such as Lino Lines to pilot their technologies and drive the future of maritime as world-class leaders of R&D and innovation.

Following the official launch in June 2021, Euronav and the other founding partners continued their Plug and Play Maritime journey with a 12-week open innovation programme, which is run twice a year. The open innovation programme is the basis of Plug and Play Maritime. Each programme welcomes more than 20 selected international start-ups that are addressing the specific technological needs of the founding partners. After each programme, an EXPO day is held where Euronav and other founding partners present the projects it initiated with their selected start-ups.

Euronav engages in EU funded R&D projects to underpin shipping decarbonisation

The way towards shipping decarbonisation is expected to be long and costly. Therefore, the shipping industry needs to work hand-in-hand with other hard-to-abate sectors in order to accelerate the transition to zero-emission shipping.

Within Euronav, we realise that collaboration and innovation are key to identifying R&D gaps and filling them by developing new, zero-emission technologies at scale. To achieve this, we have for the first time engaged in two new research and innovation projects funded by the European Union under the Horizon Europe programme.

The OPTIWISE project aims to improve and demonstrate energy savings using wind propulsion and hydrodynamic improvements in propulsion. The EU has called for 10% single energy savings and 20% combined using wind propulsion as well as other hydrodynamic improvements. The OPTIWISE consortium aims to develop and use holistic design and control methods for new ship concepts using wind propulsion. With these methods, it expects to achieve 30% to 50% energy savings compared to conventional ships while ensuring operational feasibility in a realistic wind climate. Euronav's role in the project is to develop an operational use case via simulations, experimental model tests and measurements. Conceptually, it will be based on a tanker fitted with wing sails. For more information, visit https://www.optiwise-project.eu/

The Digital Twin 4Green Shipping (DT4GS) project will create realistic digital representations of ships with the aim of improving navigation, machinery and hull optimisation and energy management. The project will enable stakeholders in shipping to actively embrace the full spectrum of Digital Twin innovations to support smart green shipping in both the upgrade of existing ships and the building of new vessels. Euronav will lead the tanker Living Lab of the project and contribute to the development of vessel operational profiles to feed the Digital Twin model. The project expects to build increased confidence in technical and economic predictions regarding green fuels and technology.



Euronav will engage with partners including MARIN, INLECOM, Wartsila, AYRO, DANAOS, Starbulk, RINA, ANEMOI and other valued maritime industrial and research players over the course of the OPTIWISE and DT4GS projects. Both projects began in June 2022 and will last three years.

Maritime Campus Antwerp (MCA)

Euronav is a partner of Maritime Campus Antwerp (MCA). The aim of MCA is to build coalitions within and outside the maritime industry with a global focus on innovation and sustainability. It brings the worlds of industry, technology, business and innovation together.

The MCA community is an ecosystem in which different stakeholders (public, private, research and individuals) innovate in the maritime sector. In the MCA community everyone is brought together and informed in order to define the key areas of interest.

These areas of interest will be turned into more focused and open innovation challenges by engaged MCA members and other relevant partners and presented to a broad spectrum of parties to garner input and cooperation.

In the past year, Euronav has exchanged knowledge and expertise, and strengthened relationships with the ecosystem of MCA, for example, by attending events and giving presentations. More information can be found on the website: https://mca.be/nl

Joint Development Program

In 2021 Euronav NV announced a Joint Development Program (JDP) with the largest shipbuilder in the world, Hyundai Heavy Industries (HHI) and classification societies Lloyd's Register and DNV, to help accelerate the development of dual fuel Ammonia (NH_3) fitted VLCC and Suezmax vessels. The initial term of the JDP is three years.

The Joint Development Program brings together specialist parties and ensures that Euronav and its partners maintain control over what developments are pursued, responding to the need to apply new technologies, whilst simultaneously addressing challenging emission reduction objectives and maintaining the highest safety standards in a fluctuating market. The program will ensure that Euronav and its partners gain control, yet retain flexibility in developing future specifications for a new generation of crude tankers. Emissions compliance is critical to Euronav's stakeholders.

The current project and others across the sector are part of an essential starting point for the build-up of a market for zero-carbon bunker fuels. And with shipbuilding capacity likely to be constrained for the construction of large crude tankers until at least 2025, Euronav believes this will deliver the Company a competitive advantage within its existing sustainability structure.

Activities and achievements

Overview of the year 2022

The first quarter

For the first quarter of 2022, the Company realised a net loss of USD 43.4 million or USD (0.22) per share (first quarter 2021: a net loss of 71 USD million or USD (0.35) per share). Proportionate EBITDA (earnings before interest, taxes, depreciation and amortisation – a non-IFRS measure) for the same period was USD 42.9 million (first quarter 2021: USD 33.1 million). The average daily time charter equivalent (TCE) obtained by the Company's fleet in the TI Pool was approximately USD 13,750 per day, whereas in the first quarter of 2021 this was USD 14,000 per day. The TCE of the Euronav VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 48,300 per day (first quarter 2021: USD 39,500 per day). The average daily TCE obtained by the Suezmax spot fleet was approximately USD 15,500 per day (first quarter 2021: USD 11,500 per day). The TCE of the Euronav Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 30,500 per day (first quarter 2021: USD 29,500 per day).

January

In January 2022, two newly built Suezmaxes, Cedar and Cypress, joined our fleet. Cedar was delivered on 7 January and Cypress on 20 January. Both were constructed at Daehan Shipbuilding (DHSC) in South Korea.

On 26 January 2022, Euronav announced that the Company will book a USD 18 million capital gain on disposal of assets upon the redelivery of four VLCCs, which occurs at the maturity of a five-year sale and leaseback agreement. The four VLCCs are: the Nautilus (2006; 307,284 dwt), Navarin (2007; 307,284 dwt), Neptun (2007; 307,284 dwt) and Nucleus (2007; 307,284 dwt).

On 27 January 2022, Euronav was included in the annual Bloomberg Gender-Equality Index (GEI), for the fifth consecutive year.

On 28 January 2022, Euronav announced that Stamatis Bourboulis would retire as General Manager of Euronav Ship Management Hellas (ESMH) and member of the Management Board of Euronav NV at the end of the second quarter of 2022. Michail Malliaros, then Fleet Personnel Manager, was promoted to General Manager Euronav Ship Management Hellas.

February

On 18 February 2022, Euronav made whale protection measures mandatory for its fleet. The North Atlantic right whale and the Eastern Mediterranean sperm whale are classified as "endangered" by the International Union for Conservation of Nature (IUCN) and there is clear evidence that both species are negatively impacted by shipping activity including ship strikes. Moving ships away from critical habitats is essential to mitigate the risk for these animals and give the population a chance for survival. To protect these endangered creatures, Euronav has teamed up with the Great Whale Conservancy (GWC), an environmental NGO dedicated to the protection of great whales and their habitat, to investigate how ship strikes can be avoided. A first result is the inclusion of the voluntary measures of the Canadian east coast, the waters around California (USA) and the Hellenic Trench in the 2022 Instruction to Masters, making the measures de facto mandatory for its vessels.

In February 2022, US president Joe Biden and several European leaders announced various economic sanctions against Russia in connection with the conflict in Ukraine. Given Russia's role as a major global exporter of crude oil and natural gas, our industry sector is impacted by economic sanctions such as trade tariffs and trade embargoes that limit trading activities.

March

On 8 March 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions. The invasion and subsequent war between Russia and Ukraine have an impact on our business in the following areas:

Freight rates – due to the self-sanctioning being performed by oil traders, refiners, and shippers of Russian petroleum products, the market evolved towards longer tonnage and shorter cargoes. This has put pressure on freight rates in the VLCC and Suezmax segments as there are now more ships than cargoes available in the market in the short term. The longer-term prognosis is that tonne miles would increase due to the adjustment of trade flows to compensate refineries and markets for the lack of Russian oil flows. There may also be an increase in a sanction fleet tonnage to move the required Russian oil cargoes from the west to markets in the east. The Company has suspended its operations with Russian customers, which represents an insignificant portion of the Company's turnover (below 5%).

Bunker fuel cost – due to the risk within the market, and the self-sanctioning of Russian oil flows, the price of marine fuels has increased and will continue to be high for the foreseeable future. This is due to Russia supplying bunker markets with 20% of the global fuel demand in HSFO (high-sulphur fuel oil), VLSFO (very low sulphur fuel oil) and MGO (marine gasoil) markets. These price increases have negatively impacted the operating cost structure of the vessels, making it more expensive to ship freight on long haul voy-

ages. The spread between HSFO and VLSFO was at a high level pre-invasion but started to correct as the removal of Russian origin HSFO from the market has tightened up supplies in Europe and in the Mediterranean.

In the context of heightened cybersecurity risks, the Company reviewed and strengthened its systems and policies.

Crew issues – as we do have officers and crew that are from Russia and Ukraine, the current conflict makes the ability to perform regular crew changes problematic, as travel was not available nor the ability to repatriate a crew member to his or her home. This could impact the smooth operations of vessels, as new officers and crews who may not be familiar with the vessel are joining and may result in an extra crew cost on a yearly basis of max USD 500,000.

Going forward, it remains difficult to estimate the future impact of the war in the economies where we are active, and hence difficult to quantify the impact these factors might have on our financial results.

On 18 March 2022, the Company announced that the Financial Supervisory Authority of Norway had approved the base prospectus with appendices prepared by Euronav Luxembourg S.A. ("Euronav Luxembourg") in connection with the listing on the Oslo Stock Exchange of Euronav Luxembourg's USD 200 million senior unsecured bonds, due September 2026. The USD 200 million senior unsecured bonds, issued by Euronav Luxembourg and guaranteed by the Company, were listed on the Oslo Stock Exchange on 22 March 2022.

Recent developments in Ukraine and continuing conflicts in the Middle East have contributed to further economic instability in the global financial markets and international commerce. At the time of writing this report, the war in Ukraine was still ongoing and the Company acknowledges that any escalations between the North Atlantic Treaty Organization countries and Russia could affect the shipping industry.



On 22 March 2022, Euronav Luxembourg S.A. senior unsecured bond issue 2021/2026 was listed.

The second quarter

For the second quarter of 2022, the Company realised a net loss of USD 4.9 million or USD (0.02) per share (second quarter 2021: a net loss of 89.7 USD million or USD 0.44 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 74.9 million (second quarter 2021: USD 22.6 million). For the second quarter of 2022 the average daily TCE obtained by the Company's fleet in the TI pool was approximately USD 17,000 per day (second quarter 2021: USD 11,250 per day). The TCE of Euronav's VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 45,500 per day. During the second quarter of 2020 this was USD 51,250 per day. The average daily TCE obtained by the Suezmax spot fleet was approximately USD 20,000 per day (second quarter 2021: USD 10,500 per day). The TCE of the Euronav Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 30,500 per day (second quarter 2021: USD 29,750 per day).

April

On 7 April 2022, the Company announced that Euronav and Frontline had signed a term sheet that had been unanimously approved by our Supervisory Board and their Board of Directors on a potential stock-for-stock combination between the two companies. This was based on an exchange ratio of 1.45 FRO shares for every EURN share, resulting in Euronav and Frontline shareholders owning approximately 59% and 41%, respectively, of the combined Group. The combination remains subject to agreement on a transaction structure, confirmatory due diligence, agreement on the terms and conditions of the potential combination agreement, applicable board, shareholder, customer, lender and/or regulatory approvals, employee consultations and other customary completion conditions.

On 26 April 2022, Euronav announced the sale of the Suezmax Bari (2005 – 159,186 dwt). The vessel was sold for USD 21.5 million. A capital gain on the sale of approximately USD 6.5 million was recorded.

On 29 April 2022 Euronav announced the rejuvenation of its VLCC fleet. The Company has purchased two ECO-VLCC's, the Chelsea (2020 – 299,995 dwt) and the Ghillie (2019 – 297,750 dwt), for a total of USD 179 million in cash. They are sisters of our D-class vessels Delos, (2021 – 300,200 dwt), Diodorus (2021 – 300,200 dwt), Doris (2021 – 300,200 dwt) and Dickens (2021 – 299,550 dwt). These vessels were all built in Korea at DSME, are fitted with scrubbers and are the latest generation of eco-type VLCC. On the same day, Euronav sold four older S-class VLCCs for an en-bloc price of USD 198 million. The four vessels are the Sandra (2011 – 323, 527 dwt), Sara (2011 – 322,000 dwt), Simone (2012

– 315,988 dwt) and the Sonia (2012 – 314,000 dwt). All four vessels were non-eco VLCCs with significantly higher consumptions and carbon footprints than modern eco-VLCCs.

May

On 5 May 2022, Euronav presented its decarbonisation strategy and targets through a virtual event called Euronav's Road to Decarbonisation. The presentation is available at https://euronav.connectid.cloud/register.

On 23 May 2022, Euronav announced that it had become a member of the Waterborne Technology Platform. Waterborne TP has been set up as an industry-oriented Technology Platform with the objective of establishing a continuous dialogue between all waterborne stakeholders. This is a broad target audience including, among others, classification societies, shipbuilders, shipowners, maritime equipment manufacturers, infrastructure and service providers, universities, research institutes, and EU institutions, including Member States.

June

On 7 June 2022, Euronav announced it had become the full owner of the 2 FSO's previously held in its 50-50 joint venture with International Seaways, Inc. (INSW). The two converted ULCCs, the FSO Asia and FSO Africa, were purchased for a total of USD 300 million. Net of adjustments for working capital and debt, Euronav paid approximately USD 140 million in cash for the purchase. The current contract runs until Q3 2032.

On 13 June 2022, Euronav sold its two oldest Suezmax vessels: the Cap Pierre (2004 - 159,048 dwt) and the Cap Leon (2003 - 159,048 dwt). The combined capital gain realised on these sales was USD 18.4 million. Both vessels are debt free.

On 23 June 2022, Euronav was awarded the 2021 sustainability-linked Deal of the Year award during Marine Money Week in New York, for the EUR 80 million credit facility we signed with a number of commercial banks that includes partnership with the Flemish Government. Marine Money's Deal of the Year awards recognise the global bankers, financial advisors and legal teams who execute transactions that they believe are exceptional. Their criteria for selection included value creation for stakeholders, creativity, overcoming execution challenges and innovation.

The third quarter

For the third quarter of 2022, the Company realised a net profit of USD 16.4 million or USD 0.08 per share (third quarter 2021: a net loss of 105.9 USD million or USD 0.53 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 99.6 million (third quarter 2021: USD 9.1 million). The TCE obtained by the Company's VLCC fleet in the TI Pool was approximately USD 22,250 per day, whereas in the third quarter of 2021 this was USD 9,000 per day. The TCE of the Euronav VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 47,000 per day. In the third quarter of 2021, the amount was USD 50,250 per day. The average daily TCE obtained by the Suezmax spot fleet was approximately USD 34,000 per day (third quarter 2021: USD 10,250 per day). The TCE of the Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 30,500 per day (third quarter 2021: USD 29,500 per day).

July

On 6 July 2022, Euronav announced that it had been placed in the top quartile of the only major report into shipping corporate governance, undertaken by Webber Research since 2016 (previously Wells Fargo). The Company was listed 5th out of 52 shipping companies of various sectors (containers, bulk, tankers) in the scorecard for 2022.

On 11 July 2022, Euronav announced that it had signed a definite combination agreement with Frontline Ltd. to create a leading global independent oil tanker operator.

The fourth quarter

For the fourth quarter of 2022, the Company had a net profit of USD 234.7 million or USD 1.16 per share (fourth quarter 2021: a net loss of 72.2 USD million or USD 0.36 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 317.7 million (fourth quarter 2021: USD 38.5 million). The TCE obtained by the Company's fleet in the TI pool was for the fourth quarter approximately USD 57,400 per day, whereas in the fourth quarter of 2021 this was USD 12,500 per day. The TCE of the Euronav VLCC fleet fixed on long-term charters, including profit share when applicable, was USD 34,400 per day (fourth quarter 2021: USD 46,900 per day). The TCE obtained by the Suezmax spot fleet, including profit shares when applicable, was approximately USD 57,800 per day for the fourth quarter (fourth quarter 2021: USD 11,300 per day). The earnings of the Euronav Suezmax fleet fixed on long-term charters, were USD 30,400 per day. In the fourth quarter of 2021, this was 30,400 per day.

October

On 17 October 2022, Euronav announced it had sold the ULCC (ultra large crude carrier) Europe (2002 – 441,561 dwt). The vessel is debt free and the sale generated a capital gain of USD 34.7 million. The Europe was delivered to her new owners during the fourth quarter and will be used for storage.

On 19 October 2022, Euronav announced it had sold the Suezmax Cap Philippe (2006 - 158,920dwt), generating a capital gain of USD 12.9 million. The vessel is debt free and was delivered to her new owners on Thursday 13 October.

Euronav continued to actively manage its fleet ahead of incoming regulations such as the Energy Efficiency Existing Ship Index (EEXI), which came into force in January 2023.

On 24 October 2022, Euronav announced it had entered into an agreement with Daehan Shipbuilding Co. Ltd. for two Suezmax newbuilding contracts. The vessels will be sister ships to Cedar (2022 -157,310 dwt) and Cypress (2022 – 157,310 dwt), built at the same yard. Both vessels are scheduled for delivery in the third quarter of 2024.

The vessels are the latest generation of eco-Suezmax tankers and are fitted with both exhaust gas scrubber technology and ballast water treatment systems. The vessels have the structural notation to be LNG Ready, with both parties working closely to prepare the structural notation to make them Ammonia and Methanol Ready. This provides the option to switch to other fuels at a later stage

November

On 10 November 2022, Euronav announced that it had sold the Cap Guillaume (2006 - 158,889 dwt) as part of its fleet rejuvenation, generating a capital gain of USD 14.3 million. The vessel is debt free and was delivered to her new owners during the fourth quarter.

December

On 16 December CDP (Carbon Disclosure Project) announced the CDP score of all participating companies. The CDP is a global non-profit organization that has run the world's leading environmental disclosure platform for over 20 years. In 2022, more than 13,000 companies worldwide shared data on their environmental impact in relation to climate change, forests, and water with the CDP. Euronav has been awarded a B score for taking coordinated action on climate issues by the Carbon Disclosure Project (CDP). Safeguarding our organization under the 'B' rank for a third consecutive year demonstrates our increased responsibility and transparency combined with a reinforced strategy and actions to reduce climate change. Also, Euronav joined the All Aboard Alliance, a Global Maritime Forum's platform to promote diversity, equity and inclusiveness in shipping industry and mainly onboard.

Events occurring after the end of the financial year ending 31 December, 2022

On December 14, 2022, the Company sold the Suezmax Cap Charles (2006 - 158,881 DWT) for USD 40.5 million. This vessel was accounted for as a non-current asset held for sale as at December 31, 2022. The vessel was delivered to her new owner on February 16, 2023. A capital gain of USD 22.1 million has been recognized in the consolidated statement of profit or loss in the first quarter of 2023.

On January 11, 2023, Euronav took delivery of the VLCC newbuilding Cassius (2023 – 299,158 dwt) and on February 28, 2023 of the VLCC newbuilding Camus (2023 – 299,158 dwt), which have been purchased in April 2021.

The war between Russia and Ukraine has and will continue to impact our business in the following areas:

Freight rates – Structural ton mile enhancement from Russian dislocation has positively impacted the freight rates . The Company has suspended its operations with Russian customers which represented in the past an insignificant portion of the Company's turnover.

Bunker Fuel Cost – due to the risk within the market, and the self-sanctioning of Russian oil flows, the price of marine fuels has increased and will continue to be high for the foreseeable future. This is due to Russia supplying bunker markets with 20% of the global fuel demand in HSFO, VLSFO and MGO markets. These price increases will negatively impact the cost structure of the vessels making it more expensive to ship freight on long haul voyages. The spread between HSFO and VLSFO was at a high level pre-invasion, but has begun to correct as the removal of Russian origin HSFO from the market has begun to tighten up supplies in Europe and in the Mediterranean.

The Company acknowledges that Cybersecurity risks have increased but appropriate mitigating actions were taken by the company.

Crew issues – as we do have officers and crew that are from Russia and Ukraine, we could have imagined challenging crew changes however impact was very limited.

On July 11, 2022, Euronav announced that Euronav and Frontline entered into a definitive agreement for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline shares for every Euronav share (the "Combination Agreement"), which was unanimously approved by all the members of Frontline's Board of Directors and by all members of Euronav's Supervisory Board. On January 9, 2023, Frontline announced that it had unilaterally decided to terminate the Combination Agreement. Euronav determined that unilateral action pursuing the termination of the Combination Agreement has no basis under the terms of the Combination Agreement and that Frontline failed to provide a satisfactory reason for its decision to pursue termination. On January 18, 2023, Euronav announced that it filed an application request for urgent interim and conservatory measures in relation to Frontline's unilateral action in pursuing the termination of the Combination Agreement. Euronav requested to suspend such termination pending a determination on the merits pursuing primarily the specific performance of the Combination Agreement. On January 30, 2023 Euronav announced that it has filed an application request for arbitration on the merits in relation

to Frontline's unilateral action in pursuing the termination of the Combination Agreement. A judgement in the pending emergency arbitration proceedings was provided on February 7, 2023. The emergency arbitrator has dismissed Euronav's request for provisional and interim measures on the basis of the specific and procedural rules applicable to the emergency proceedings and in particular a lack of urgency for Euronav in obtaining the requested interim and provisional measures. In the meantime, Famatown Finance Limited, a related-party to Frontline's largest shareholder has continued to accumulate shares of Euronav. The total of these transactions means that Famatown (together with Frontline), hold 50,426,748 shares in Euronav, or 24.99% of the shares outstanding (excluding treasury shares). The Supervisory Board of Euronav has reached out pro-actively to Famatown to understand its intentions and intends to maintain a constructive dialogue, as it pursues with all Euronav shareholders and stakeholders. CMB and affiliates CMB NV and its affiliates ("CMB") jointly own 25% of the voting shares of Euronav (excluding treasury shares). On January 16, 2023, Euronav received a letter from CMB requesting that the Supervisory Board convenes a general meeting of Euronav to replace the entire current Supervisory Board . A Special General meeting ('SGM') of shareholders shall be convened in accordance with the Belgian Code of Companies and Associations. Euronav notes that the agenda items are intended to replace the entire current Supervisory Board, composed solely of independent members, with members nominated by CMB. Considering the significant impact such change may have on Euronav, its business and all its shareholders and stakeholders, the Supervisory Board of Euronav has shared a proposal with its shareholders, endorsing a fair representation of both minority shareholders by CMB and Frontline / Famatown by proposing two additional dependent Board members each.

On March 10, 2023, Euronav announced it signed an agreement with the United Nations (UN) to sell the Nautica, a VLCC, as part of a wider salvage operation for the FSO Safer located in Yemen. The vessel will replace the FSO Safer (1976 – 406,639 dwt) and will stay there. Euronav will help operate the vessel including after the transfer of the oil for several months afterwards.

On March 23, 2023, Euronav held a Special Meeting of Shareholders to vote on resolutions submitted by Famatown Finance Ltd. and CMB NV. Shareholders voted to maintain independent directors Grace Reksten Skaugen, Anita Odedra and Carl Trowell. They approved a resolution proposed by CMB to terminate the mandates of the other independent Board members Anne-Hélène Monsellato and Steven Smith. In line with the Supervisory Board's recommendations, shareholders also approved the appointments of four new directors: John Fredriksen and Cato H. Stonex, representing Famatown; and Marc Saverys and Patrick De Brabandere, representing CMB.

Member	ARC	Susco	Remco	Corp gov	Supbo
Carl Trowell			x	Chair	x
Anita Odedra	x	x	x	x	x
Grace Skaugen	x	x	Chair	x	Chair
Marc Saverys					x
Patrick De Brabandere	Chair		x	x	x
Cato Stonex			x	x	x
John Fredriksen					x

On 28 and 29 March 2023, the Court hearing of the Sienna claim took place. Management believes that it has followed well established standard working practices and that it has valid defense arguments. Based on an external legal advice, management believes that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized.


EURONAV
STATIA





Sustainability Report



Message from the CEO

As a company sustainability is part of our DNA. Sustainability is not a static concept but is dynamic and constantly changing as technology and science advances and regulation becomes stricter in order to reach environmental targets such as the Paris Agreement on climate change. The past year has shown only too well, that constant adaptation to changing circumstance is needed. The world will need crude oil and its safe transportation for many years to come throughout the energy transition. The highest standards possible must be observed in our tanker segment in order to remain relevant as global energy demands migrate to other renewable sources.

The energy transition is a major challenge, the conflict between Russia and Ukraine serves as an important reminder that energy security cannot be compromised. Long term planning, investment in new technologies and cooperation are essential to to ensure sufficient energy supply during the transition to ensure sufficient energy supply during the transition.

Our customers, suppliers and financiers are all also demanding a firm commitment to the highest sustainability standards available. Euronav intends to outperform these benchmarks wherever possible. Good governance is key to the implementation of any sustainable business model and Euronav has always applied the highest ethical and social standards toward our business dealings. Euronav is, however, about more than ideas and phrases.

We strive to provide a creative, supportive and stimulating environment for all of our staff and as one of the leading crude tanker shipping platforms in the world, we believe that it is both a responsibility and an opportunity to drive the energy transition forward by acting like a green champion wherever possible.

In 2022, we continued to develop our sustainability infrastructure (see chart) in addition to the centre piece of our May 5 announcement related to our commitment to be a net zero carbon emitter company by 2050. This structured approach has many tangible milestones starting with an ambitious 40% reduction in our CO_2 emissions per vessel by 2030. The financing of our business now has a majority of funding coming with emission reduction requirements.

Euronav's focus on leading a sustainable and responsible platform will bring tangible benefits to all our stakeholders along with wider society. Shipping plays a critical role to achieve decarbonisation, as it is already the more efficient means of transportation in terms of emissions.

At Euronav, we looks forward to delivering on that challenge.

As CEO of this company I am proud of the progress made so far, but even more stimulated by every opportunity we have to deliver further.

Hugo





Sustainability at Euronav

Our approach to sustainability

We are on it

Over the last few years, the shipping industry has come to realise that reducing emissions is a necessity. The regulatory landscape is changing fast: IMO's EEXI/CII, the inclusion of maritime sector into EU Emissions Trading Scheme, and many upcoming sustainability reporting standards will continue to put pressure on delivering emissions reductions.

This journey will require the identification of future fuels along with heavy investment in infrastructure so that they can be produced and delivered in a green way and a just transition so that every stakeholder can benefit from it.

The IMO is expected to release a new 2050 Strategy at the end of its MEPC 80 meeting in June 2023. This should accelerate the development and the adoption of new fuels and therefore reduce emissions sooner than later.

At Euronav, we have a dedicated team working on voyage optimization leveraging weather routing and other operational efficiencies. Our innovation teams are working on smart digital solutions such as the FAST platform to enable data decision-making for real-time performance improvements. Our operations and chartering people are leading industry's coalitions that are focusing on short-term actions that can reduce significantly the industry's emissions. Our technical teams are joining forces with engine designers and manufacturers to ensure that the latest energy-saving technologies are part of our decarbonization agenda.

Our ship management teams are taking advantage of the dry-docking of our vessels to install energy management and saving technologies At least 82 green retrofit projects are scheduled for the period 2022-2027. Combined with our fleet rejuvenation effect, our carbon intensity (measured by AER) is expected to be at least 2% below the Poseidon Principles AER trajectory our crew on-board is constantly providing recommendations for quick wins to reduce energy use on board.

Last but not least, in 2022, Euronav has included sustainability KPI for the members of the Management Board that are linked to their incentivization package.

We are now working on a detailed strategy to achieve our decarbonization plans and identify its associated costs. In the meantime, there is a variety of actionable and innovative opportunities to reduce emissions now. We are on it.




0.66
TRC
Frequency
Rate
68
countries
visited
1,852
Ports called
Webber ESG
Scorecard:
5th of 52 shipping
companies
Banking agreement driving
emissions reductions NOW
Bloomberg
Gender
equality index
5th consecutive
year
E
S
G
52%
of our total
financing
198
shore staff
3,278
seafarers
16,690,929
DWT
B
CDP
2022
Inaugural submission
B rating
4,046,580
nautical miles
travelled
75,513,023
metric tons safely
delivered

Reporting frameworks

The disclosures in this report provide investors and other stakeholders with sustainability and ESG information. The Sustainability report is populated by voluntary non-financial data reporting in the absence of mandatory ones. The reporting structure follows the Global Reporting Initiative (GRI) which is a global practice to report economic, environmental and social impacts of the company. It also follows the principles laid out by the TCFD (Task Force for Climate-related Financial Disclosure) which is a framework to report governance, risk management and climate-related targets and strategy. It mainly focuses on financial impact of ESG risks and leverages existing reported processes. Sustainability Accounting Standards Board (SASB) for Marine Transportation sector is used to provide financial sustainability information. Emissions information provided under this report are also aligned with data reporting requirements of GHG protocol. In view of the upcoming mandatory European Sustainability Reporting Standards (ESRS) falling under the Corporate Sustainability Reporting Directive, we also incorporate some of the sector-agnostic ESRS data requirements already in our 2022 report. Euronav also disclosed information on sustainable and responsible investments following the Carbon Disclosure Project (CDP). Finally, Euronav's sustainability strategy is aligned with many of the 17 United Nations' Sustainable Development Goals (UN SDG). The report and data cover the period from 1 January to 31 December 2022.

Sustainability key figures

Metric	Unit	2022	2021
GHG emission management	See page	p 58-62	p 66-94
Energy Mix **(1) Total energy consumed;** **(2) percentage heavy fuel oil;** **(3) percentage renewable**	Gigajoules, Percentage (%)	1) 30,610,912 2) 72% 3) 0%	1) 30,298,088 2) 57% 3) 0.07%
Air emissions of the following pollutants: **(1) NOx (excluding N2O),** **(2) SOx**	Metric tons (t)	1) 59,486 2) 5,701	1) 69,666.5 2) 6,863
Number and aggregate volume of spills and releases to the environment	Number, Cubic meters (m3) or Metric tonnes	0	0
Port state control **Number of** **(1) deficiencies and** **(2) detentions received from regional port state control (PSC) organisations.**	Number	1) Deficiencies: 52 2) Detentions: 0	1) Deficiencies: 15 2) Detentions: 0
Corruption risk **Number of calls at ports or net revenue in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index**	Number	16	12
Policies and targets **Description of main policies and targets**	See page	p 58	p 116 - 119

Activity metric	Unit	2022	2021	Reference standard
Number of shipboard employees	Number	3,278	3,194	TR-MT-000.A
Total distance travelled by vessels	Nautical miles	4,046,580	4,560,945	TR-MT-000.B
Operating days	Days	23,807	25,952	TR-MT-000.C
Deadweight tonnage	Thousand deadweight tons	16,690,929	18,776,610	TR-MT-000.D
Number of vessels in total shipping fleet	Number	70	72	TR-MT-000.E
Number of vessel port calls	Number	1,852	1,943	TR-MT-000.F



Materiality

Materiality assessment

An important step in our sustainability reporting is to review the most relevant ESG priorities for our business and for our stakeholders. In early 2022, we conducted a materiality assessment to identify our priorities.

We will probably conduct another materiality assessment when the new materiality guidelines emerge from European Sustainability Reporting Standards (ESRS). In that regard, we plan to conduct double materiality assessment as anticipated by ESRS in the next round. The reason is that there are no critical factors that render a new materiality assessment necessary for our 2022 report. Our current materiality assessment is anyhow guided by the reporting standards set out in the GRI 101: Foundation Standard to determine the reporting objective and contents.

Summarizing the key messages of materiality survey from last year:

- Materiality assessment by external stakeholders revealed that financial and environmental performance are criteria of equal importance; Euronav assessment demonstrated that financial performance is the core of sustainability strategy outperforming the social, environmental and operational significance
- Regulations is the most important factor with perhaps most critical financial impacts for the next years (CII, EU ETS, FuelEU standard, IMO strategy, etc) as expressed by our external partners
- Safety, innovation and labour conditions identified by our employees as of utmost importance;
- Sustainable finance and risk of divestment are not considered as material ones for external stakeholders; Waste and biodiversity are also not materially prioritized;
- Policies, there is a chance that external decarbonisation risks might become more clear. The same will apply because new IMO and EU regulations are introduced - CII and EU ETS - therefore more concrete financial implication might come across.

Materiality Radar

Figure 2: Materiality Radar


Seafarer operating conditions
Innovation
Health & Safety
Emissions
Regulation
Access to sustainable finance
Waste & recycling
Ethics & anti-corruption
Divestment risk
Employment conditions
Clean energy
Climate change risk & disclosure
Cyber security
Diversity and inclusion
Taxonomy
Lobbying
Marine pollution & biodiversity
High materiality - Immediate action
Mid-materiality - Secondary Priority
Low-materiality - Following
Euronav
External stakeholders

UN Sustainable Development Goals Euronav

In 2015, the United Nations launched 17 Sustainable Development Goals (SDGs) to end poverty, fight inequality and injustice, and tackle climate change by 2030. Euronav's sustainability policy aligns with the purpose of a 'shared blueprint for peace and prosperity for people and the planet, now and into the future'. To that end, the Company is proud to have identified the UN Sustainable Development Goals where it can have an impact.



2022
52%
29 GB
17 PARTNERSHIPS FOR THE GOALS
3 GOOD HEALTH AND WELL-BEING
81%
60%
14 LIFE BELOW WATER
5 GENDER EQUALITY
Sustainability-linked financing
Crew well-being: internet allowance per seafarer
Fleet % with Ballast Water Management Treatment
Female representation Supervisory Board
2.14
13 CLIMATE ACTION
Fleet carbon intensity (AER)
ESG KPIs
Fleet % with clean water infiltration systems
6 CLEAN WATER AND SANITATION
2%
Strategic suppliers % subject to sustainability review
Fleet % capable of running on zero-emission fuels
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
Fleet % with real-time digital connectivity
Total training hours
7 AFFORDABLE AND CLEAN ENERGY
60 Mi USD
2
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
8 DECENT WORK AND ECONOMIC GROWTH
60%
54500
2022

Active engagement with financial institutions on ESG

Euronav has been proactive in positioning for the future with its financing profile. Since 2020, Euronav has started to convert its existing credit facilities into credit facilities with specific targets for emission reduction. These loans included terms with clear targets to reduce its Greenhouse Gas (GHG) emissions over their duration. The targets were effective immediately, with compliance over the first 12 months being rewarded with a reduced interest coupon.

Approach

Sustainable financing

Euronav approaches each financing opportunity through a 'sustainable lens', together with its syndicate of partner banks that share the same values.

On 6 December 2022, Euronav concluded a new $377 million sustainability linked facility. The facility was concluded with several commercial banks (Nordea, BNP, ING, KBC and Standard Chartered Bank) and has a duration of 5 years. This is the fourth sustainability-linked financing Euronav has undertaken in 2 years' time. The credit facility incorporates the following three Key Performance Indicators (KPIs) which, if met, will reduce Euronav's interest rate cost:

- A reduction in the Annual Efficiency Ratio (AER), which Euronav will achieve through its continued fleet rejuvenation;
- Green retrofits of its vessels through the implementation of energy savings technologies; and
- Investment in the social wellbeing of Euronav's crew by optimizing and increasing the internet connection and allowance

At the end of 2022, 52% of Euronav's commercial bank financing commitments had a sustainability-liked component into it.

Figure 11: Facilities with an integrated sustainability component


USD million
# of Sustainability - Linked loans
2,500
2,000
1,500
1,000
500
0
7
6
5
4
3
2
1
0
1,993
1,993
0
1
2,145
1,676
469
1
2,416
1,633
783
2
2,267
1,484
783
2
2,297
1,547
750
2
2,230
1,478
752
3
2,194
1,404
790
3
2,116
1,176
940
4
2,271
1,087
1,18
5
30-Sep-20
31-Dec-20
31-Mar-21
30-Jun-21
30-Sep-21
31-Dec-21
31-Mar-22
30-Jun-22
31-Dec-22
Sustainability-linked financing commitment
Remaining commitment
XXX Total commitment
No. of green financing

EU Taxonomy

The EU taxonomy is a classification regulatory system which attempts to identify environmentally sustainable economic activities. Euronav discussed its EU taxonomy for the first time in the course of Annual Report 2021 mainly on qualitative information about EU Taxonomy relevance with the Company's core business model and expectations. Eligible activities are activities that are covered by the Taxonomy regulation.

Taxonomy and NFRD application apply to companies with an average number of employees during the specific financial year exceeding 500 and a balance sheet total exceeding €20 million or net turnover exceeding €40 million on balance sheet date.

The company is currently non eligible as it does not employ 500 people (the Seafarers do not qualify under the definition). This is going to be changed once Euronav is subject to CSRD and European Sustainability Reporting Standards where the Company will be required to report its Taxonomy eligibility and alignment as part of CSRD reporting requirements. Until then, Euronav will only report Taxonomy-related information on a voluntary-basis.


EURONAV



Environment

Approach to environment

The magnitude of the climate change will depend primarily on the amount of Green House Gases that are emitted in the atmosphere. In order to minimize raising temperature, it is crucial to establish an industry-wide and cross-industrial cooperation. At the same time, each player is responsible to take, as soon as possible, direct emission reduction initiatives. The risk that we run is that the more we delay our actions the more effort will be needed. On the other hand, there are opportunities. There are concrete moves that can be made which call for collaboration and innovation mindsets and they will create tangible win-win outcomes.

At Euronav we are heavily engaged with external partners and industry's coalitions to deliver immediate impact on shipping decarbonisation. Weather routing tools, CII monitoring, operational efficiencies and voyage speed optimization, sulphur emissions management technologies, ship design and engine innovations and digital transformation platforms are some of the many levers that drive our day-to-day environmental performance.

We recognize that zero-emission fuels will be the most impactful way to reach zero-emission operations. However, zero carbon fuels are only expected to start scaling up by the end of this decade. In the meantime, we are actively engaged with cross-functional projects such as Joint Development Project to accelerate the develop zero-emission compatible engine and ship design.

Carbon Disclosure Project (CDP)

The CDP is a global non-profit organisation that has run the world's leading environmental disclosure platform. Nearly 20,000 organisations disclosed data through CDP in 2022. CDP scores are widely used to drive investment and procurement decisions towards a zero carbon, sustainable and resilient economy.

Euronav received score 'B' at its third participation in the CDP in 2022. This score demonstrates our increased responsibility and transparency combined with a reinforced strategy and actions to reduce climate change. Our score is higher than the marine transport sector average of C and the global C average.

We maintained our A score on 'Emissions reduction initiatives' and improved our 'Targets' score from a D to a B rating in 2022, while our Scope 1 and 2 emissions reached A levels. This is a great achievement given that the CDP has raised the bar for qualification scores for climate leadership. The Company's score was therefore lower than last year in four categories. The Business strategy, Governance, Opportunity disclosure and Risk disclosure ratings fell from A and B to B and C levels.



Figure 12: Category scores benchmarking CDP


Business strategy and financial planning
B
B-
Emissions reduction initiatives
A
C
Energy
B-
C
Governance
C
B
Opportunity disclosure
B
C
Risk disclosure
C
C
Risk management processes
A-
B
Scope 1 & 2 emissions
A
C
Scope 3 emissions
C
D
Targets
B-
C
Value chain engagement
C
C
Euronav
Activity Group average
Euronav score average
B
Marine transport
C
Europe
B
Global Average
C



Decarbonisation: At the Bridge

The factsheet below demonstrates Euronav's decarbonisation performance since the development of our strategy initially presented in the Annual Report 2021. That annual snapshot showcases policies or actions with an impact on our fleet decarbonisation.

Euronav has announced its decarbonisation strategy already in May 2022 when we also pinpointed the main decarbonisation levers: low/zero emission fuels, energy-efficiency technologies, operational efficiencies and fleet renewal.

Figure 13: Decarbonisation pathway


REDUCE & INVEST
SWITCH & SCALE-UP
Less energy used
Cleaner energy used
2022
Carbon neutral outcome at voyage level
Carbon neutrality at roundtrip via lower carbon fuels
2024
2027
First vessel capable of running on zero-emission fuels
40% lower CO_2 intensity at fleet level vs. 2008
2030
2040
At least 80% less CO_2 intensity at fleet level vs. 2008
Net zero CO_2 emissions
0_{CO_2}
2050

Key Highlights for 2022:

- Euronav Sustainability has introduced a new organizational instrument to secure performance tracking of shipping decarbonisation, implementation and regulation compliance. The work group is called 'Decarbonization Squad' and is attended by management board members when is necessary.
- The Decarbonization Squad decided to engage with one of the known Classes which is expected provide consulting and engineering support to develop Euronav's fleet transition plan. The outcome of that exercise is expected to respond to the key question "how much is our decarbonization strategy expected to cost?".
- Finally, the Management Board remuneration KPIs include two climate-related criteria: a) the elaboration of a decarbonization strategy and b) the achievement of a lower carbon intensity (AER) than the one set by the Poseidon Principles since 2022.

GHG emissions monitoring

Euronav has been a pioneer in climate-related performance transparency in the large tanker market, providing full Scope 1, 2 and 3 disclosures of our carbon emissions and footprint, according to GHG Protocol. Carbon emissions are verified by the external audit agency.

Figure 14: Euronav Total Carbon Emissions

Type of Emissions	2019 tCO_2e	2020 tCO_2e	2021 tCO_2e	2022 tCO_2e	% 2022 vs 2021
Scope 1 (Direct)	3,129,547	3,082,765	2,406,856	2,154,194	-10%
Scope 2 (Indirect Energy)	248	232	199	146	-27%
Scope 3 (Indirect Other)	625,565	638,578	804,518	535,876	-33%
Business travel	11,104	6,422	8,932	12,685	42%
WTT Fuels	610,910	604,217	582,319	419,612	-28%
WTT and T&D (electricity)	58	59	80	59	-26%
WTT Business Travel	1,212	703	978	1,389	42%
Upstream Leased Assets	-	27,177	211,939	102,131	-52%
TOTAL	**3,755,360**	**3,721,576**	**3,216,245**	**2,690,216**	**-16%**

Scope 1: GHG emissions from Euronav's assets that are controlled directly by the Company, including the combustion of fuel from company vehicles and vessels, and building operations.
Scope 2: GHG emissions from imported energy, such as purchased electricity, heat or steam.
Scope 3: GHG emissions from non-owned sources that are related to the Company's activities.

- Improved energy efficiency and reduced fuel consumption combined with shorter fleet-broad distance covered resulted in lower Scope 1 emissions. These are explained by the lower fleet size, more eco-efficient and a drop of 5% in average ballast speed vs. 2021; Laden speed remained stable besides the strong market.

- Lower emissions from Upstream Leased Assets and respective reduction of Well-To-Tank emissions due to lower fuel use led to reduced overall Scope 3 emissions; Crew mobility back to normal emissions as a result of mitigation of COVID-19 pandemic.

Figure 15: Key operational data

	2018	2019	2020	2021	2022
EEOI gCO2/TNM	4.6	4.96	4.91	5.01	4.7
AER gCO2/DWTNM	2.37	2.36	2.42	2.26	2.14
OEI gCO2e/T.KM	3.07	3.36	3.34	3.55	3.14

EEOI/Energy Efficiency Operational Index: Sea going fleet emissions (gCO_2) per unit of transport work (cargo tonne miles)
AER/Annual Efficiency Ratio: Sea going fleet emissions (gCO_2) per tonne of ships deadweight times total miles run in the period
OEI/Organisational Emissions Intensity: All Euronav emissions (scope 1, 2, 3) per unit of transportation work (cargo tonne kilometres)
Source: all calculations by Ecoact

2022: key operational factors determining performance:

- Newbuilds / Vessel Sales: Ordering newbuilds or selling vessels is primarily a commercial decision which applies to fleet-wide operational profile and the need to respond to market trends and/or regulations. However, new engine design and technologies generate an inherent reduction in fuel oil consumption and can co-drive fleet decarbonisation. An indicative efficiency improvement between two vessels delivered in 2022 and in 2012 has been 17% (in EEXI terms) and 27% in fuel oil consumption at certain speed/load.
- Euronav has sold some of its older vessels alleviating the negative environmental burden: four older S-class VLCC's, Sandra (2011 - 323,527 dwt), Sara (2011 - 322,000 dwt), Simone (2012 - 315,988 dwt) and Sonia (2012 - 314,000 dwt). All four vessels are non-eco vessels with significantly higher consumptions and carbon footprint than modern eco-VLCC's. Euronav also sold the Suezmax Bari (2005 – 159,186 dwt), a non-eco Suezmax owned in 50/50 JV, In addition three other Suezmax were sold Cap Pierre (2004 - 159,048 dwt), Cap Leon (2003 - 159,048 dwt) and Cap Philippe (2006 - 158,920 dwt) along with ULCC Europe (2002 – 441,561 dwt)) as part of our fleet rejuvenation programme. In the early part of 2022 Euronav redelivered three 2007 built VLCC back to their owners following a five year sale & leaseback .

- Two Suezmax's entered our fleet in 2022, Cedar (2022 -157,310 dwt) and Cypress (2022 – 157,310 dwt), built at the same yard. The vessels are the latest generation of eco-Suezmax tankers and are fitted with both Exhaust Gas Scrubber technology and Ballast Water Treatment systems.

Figure 16: Euronav fleet age decreases since 2020 as global fleet ages increase


VLCC
15
13
11
9
7
5
8.8
9.7
7.6
10.8
2020
2023
Euronav
Global
Suezmax
15
13
11
9
7
5
11.8
10.2
8.5
10.9
2020
2023
Euronav
Global

- 24 dry-dock programmes took place in 2021 and 15 were completed already by end of first semester 2022 unlocking further fuel and emissions savings. With regards to energy-efficiency technologies with potential to reduce the consumption of fuel oil, here's the list of 2022 green retrofits:
  - Premium antifouling installation: 10 applications. They are high quality biocidal and/or foul release systems which are installed on the vertical bottom of ocean going ships with the intention of minimizing the hull roughness. (0-8% GHG reduction)
  - Fuel Efficiency Boost - installations: 1 vessel. They comprise a well-balanced combination of an increased compression ratio and modified injector nozzles with optimized engine tuning parameters. (3% GHG reduction)
  - Variable Frequency Drives (VFDs) installations on pumps): 6 vessels. It allows control of speed of the pump by varying the frequency supplied to the pump motor adjusting to the required cooling capacity. (1-2% GHG reduction)
  - VFD installations on fans: 6 vessels. It allows control of the speed of the fan adapting that to the required air supply to the main engine according to vessel speed. (1-2% GHG reduction)
  - PBCF: 3 vessels. Propeller Boss Cap Fins are energy-saving devices attached to the vessel's propeller. They break up the hub vortex generated behind the rotating propeller. (3-5% GHG reduction)
- Operational Efficiencies is also a direct and low-hanging fruit to drive emissions and fuel consumption lower. Such operational efficiencies might include Just-in-Time arrival operations and they are driven by average voyage speed reduction. Euronav has been involved into three cases of virtual notice of readiness in 2022, leading to 20-30% emissions reduction per voyage. Split incentives between shipowner and charterer are usually laid down in the charter party and facilitate benefits sharing.
- FAST project, with its digital transformation and data sharing capabilities informs our decision-making and may result to savings of 86,000 MT CO2 per year due to operational measures triggered by informed decisions onboard.



Extensive fleet renewal and targeted green retrofit projects together with increased cargo utilization led to 7% improvement of Annual Efficiency Ratio and Energy Efficiency Operational Indicator compared to 2021. The fleet broad AER and EEOI of year 2022 has been 2.14 gCO2/DWTNM and 4.7 g.CO2/TNM , including all fleet owned by Euronav except for: vessels in TC-IN, FSOs and ULCC vessels used as storage platforms.

Euronav is heading towards reaching the IMO target three years earlier, in 2027. If the current AER reduction speed keeps up (or even accelerates). Euronav is expected to achieve fleet-broad AER 1.85 gCO2/TNM by 2027 against our IMO-aligned trajectory of 1.86 by 2030. Consequently, the expected AER of 2030 may reach 1.68 gCO2/TNM demonstrating a 46% reduction vs. 2008, the IMO reference year.

Figure 17: Annual efficiency ratio


3.5
3
2.5
2
1.5
1
0.5
0
2008
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Expected
IMO aligned
Actual
Target 2030

The Poseidon Principles (PP) are a framework for assessing and disclosing the climate alignment of ship finance portfolios with the policies and ambitions of the IMO to reduce greenhouse gas emissions for shipping. The Poseidon Principles apply a maximum level of an AER or Annual Efficiency Ratio every year for a company's shipping fleet. The Annual Efficiency Ratio divides the annual carbon dioxide emissions of a ship by the product of the distance sailed, and the deadweight of the ship. The Poseidon principles trajectory V3.0 has been introduced in 2020 and V4.0 has been released in June 2021. The principles require shipping companies to reduce their AER year on year by a fixed pace. V4.0 trajectory is more loose for Suezmaxes compared with V3.0 whereas it is tighter for VLCCs. However, the two versions of trajectories V3.0 and V4.0 do coincide by the end of 2020's unfolding a less ambitious V4.0 in the post-2030 period. Euronav has committed to maintain a 2% better performance vs. the more stringent V3.0 as a result of sustainability linked loans. Given the actuals 2021 and 2022, our Suezmax, and - even more - our VLCC trajectory lie far better compared with the Poseidon Principles trajectories.



Figure 18: AER Suezmax


4
3.5
3
2.5
2
1.5
1
0.5
0
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Actual
Expected
POSPRI v3.0
POSPRI v4.0

Figure 19: AER VLCC


2.5
2
1.5
1
0.5
0
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Actual
Expected
POSPRI v3.0
POSPRI v4.0

Water and Marine Biodiversity preservation

Ballast water treatment insights

Ballast water is essential to commercial shipping. It compensates for weight loss due to cargo operations or resource consumption, thereby providing stability, reducing stress on the hull and improving propulsion and manoeuvrability. However, the water they pump in also contains a variety of indigenous organisms, which are later released outside of their natural habitats. While most transported species do not survive when the ballast water is discharged, some thrive in their new environment. With no natural predators, they outcompete, displace or kill native species. In such cases, they pose serious risks to local ecosystems, human health and regional economies. They can cause severe and irreversible damage.

To minimise and ultimately eliminate the transfer of harmful aquatic organisms and pathogens, shipping's global regulator, the IMO, adopted the Ballast Water Management (BWM) Convention (full name: International Convention for the Control and Management of Ships' Ballast Water and Sediments, 2004). The BWM Convention applies to all ships with ballast water capacity and is active in international trade. This convention entered into force globally on 8 September 2017 and became mandatory for new vessels and those at their next special survey (5, 10, and 15 years, then every 30 months after 15 years).

Figure 20: Evolution of water ballast treatment systems installed on Euronav vessels
Source: Euronav

	2015	2016	2017	2018	2019	2020	2021	2022
From previous year	0	1	4	6	29	30	33	44
Newbuildings with BWTS	1	3	2	4	0	0	4	2
Retrofits of BWTS	0	0	0	0	1	3	7	10
2nd hand vessels with BWTS	0	0	0	19	0	0	0	2
Subtotal with BWTS	1	4	6	29	30	33	44	58
Vessels sold with BWTS	0	0	0	0	0	0	0	7
Total equipped with BWTS	**1**	**4**	**6**	**29**	**30**	**33**	**44**	**51**

Whales protection

Whales are critical to a sustainable ocean and a liveable planet because they are ecosystem engineers. Not only do they capture carbon dioxide in their bodies, but they also fertilise the ocean with their nutrient rich excrement which is essentially a phytoplankton farm. Phytoplankton also need to absorb carbon dioxide in surface waters to grow, so the more phytoplankton, the more capacity is created in the ocean. Phytoplankton already captures 40% to 60% of all carbon produced on our planet using solar energy to do their own photosynthesis (that is the equivalent of 1.7 trillion trees). Consequently, the more whales, the more phytoplankton, the more carbon dioxide can be absorbed. Each whale accounts for the sequestration of 315 MT of CO2 during their long lifetime.

Figure 21: Whale carbon and oxygen flux
Source: https://www.grida.no/resources/12674


Solar energy
Atmospheric carbon
Atmospheric oxygen
Phytoplankton
Movement
Breeding grounds
Feeding grounds
Whale Pump
All whales dive underwater to feed and return to the surface to breathe. At the surface, they release buoyant fecal plumes that are rich in nutrients that phytoplankton need to grow.
Great Whale Conveyor Belt
Many whales migrate from nutrient-rich feeding grounds to nutrient-poor breeding grounds. On the breeding grounds, whales release nitrogen-rich urea that can stimulate phytoplankton growth.
Movement
Biomass Carbon
All living things are made of carbon and thus serve as carbon reservoirs throughout their lifespans. The larger and more long-lived the animal, the more carbon is stored.
Nutrient Flux
Carbon Flux
Waste Products
Oxygen Flux
Deadfall Carbon
When large marine vertebrates die, their carcasses sink to the seafloor. There, the carbon inside their carcass can support deep-sea ecosystems and be incorporated into marine sediments.
Deep Ocean Floor

[1] Traffic Separation Scheme: a routeing measure aimed at the separation of opposing streams of traffic by the establishment of traffic lanes where traffic lane is an area within defined limits in which one-way traffic is established.

Euronav teamed up with the Great Whale Conservancy to investigate how ship strikes can be avoided under the Whales Guardian programme and we take a set of actions in order to mitigate whales strikes across the globe: a) map the key whale habitats and identify areas for potential speed limits, b) provided instructions to our mariners to either temporarily reduce speed and/or deviate without jeopardizing navigational safety and commercial purpose; these voluntary measures have immediate effect at the Canadian East Coast, the west coast waters at California (USA) and the Hellenic Trench, c) work with well-known industry peers to amplify impact, d)explore and cooperate with global and local stakeholders to secure safe and ecologically sustainable passages; our support is lobbying for reviewing big traffic separation schemes*[1] at Sri Lanka, British channel, Malacca, etc.

Scrubbers and Euronav

Retrofit vs newbuild

Fitted on Newbuildings:

- 7 VLCCs owned delivered in Q1 2021 (Delos, Diodorus, Dickens, Doris), acquired in Q2 2022 (Dalis & Derius), and delivered in Q1-2023 (Cassius)
- 2 VLCCs for delivery in Q1-2023 and Q2-2023 (Camus & Clovis)
- 2 Suezmax TC-In Q4 2020 On TC until Q4-2023 (Marlin Sardinia & Marlin Somerset)
- Cedar and Cypress delivered in Q1-2022
- 5 Suezmaxes for delivery in Q2 2023 (Brugge), Q4 2023 (Brest), Q1 2024 (Bristol) and Q3 2024 (X2 NB)

Retrofit:

- 4 vessels were retrofitted in 2022 (Ilma, Ingrid, Iris and Alsace)

Vessel recycling

Ship recycling is an important aspect on which Euronav is actively involved through our engaging partners and shipping associations. A perspective of the responsible ship management is the fleet compliance and certification with both EU-SRR and HKC Inventory of Hazardous Material and/or other notations (i.e. ENVIRO) which constitute documents that follow the entire life of a ship, beginning


NO SMOKING
EURONAV

with its construction (or inspection for the existing ships). Continuous maintenance of these documents and a regular basis update by all different parties is involved during the life cycle of a ship. It contains information such as ship particulars, details on the construction yard but, most importantly, information about every product used during the construction or installed during ship's life and continuous maintenance and operation of the ship providing information regarding her ship recycling stage. Because of the importance of the Inventory of Hazardous Materials (IHM) within the recycling policy, all Euronav fleet is carrying updated IHM, EU-SRR and HKC certification, and/or other notations (i.e. ENVIRO). Euronav complies with the latest EU regulations that foresee the introduction of an Inventory of Hazardous Materials (IHM) and a Maintenance Plan for each ship. The type, quantity, and location of hazardous materials are incorporated in that registry and HMs are clearly identifiable. The prerequisites serve as the ship's ID, are updated regularly, and follow the ship's ownership.

Euronav believes in circular economy and maintains her ships on very high standards during their life under its Management establishing sound ground for decision making for its ships to either continue to be used by other owners or, to convert them prolonging their life-spam or, to have them recycled, at the time the company has set that it retains its assets. As Euronav ship management is intertwined with ship ownership, Euronav can commit only to ship-related activities and operations when Euronav is the ship's owner.

Supplier Engagement

Euronav procurement and sustainability teams cooperated in order to further integrate sustainability principles into procurement policy, vendor assessment and supplier engagement. The result has been the development of the Supplier Sustainability Index (SSI), a scorecard to track and measure the sustainability profile, policies and performance of our ship management suppliers. Euronav's business expectations and sustainability ambitions are illustrated by this index. It serves as a business enabler and a key tool to support our sourcing strategy. During 2022, SSI was applied to more than two-thirds of the Company's strategic supplier base, reflecting a spend of USD 65 million. The average score has been 48%, which is slightly better than the threshold of 40%, indicating a basic sustainability company culture as framed by SSI. Good sustainability practices (score >60%) represents a supplier base of almost USD 40 million, indicating that Euronav is doing business mainly with environmentally and socially responsible partners.

The SSI has been integrated into the Euronav vendor management procedure, and evaluation and sustainability principles are included in the Supplier Code of Conduct. This Code should be signed by every new vendor. Vendors must comply with our business principles, which entail legal compliance, condemning child labour, respecting human rights (including all forms of harassment), reasonable limits on working hours, applying legal minimum wages, supporting diversity and inclusion, and respecting health and safety norms in their operations. The result of non-compliance may be the development of corrective action plans.

Figure 22: Category Scores Benchmarking


Targets
D
D-
Supplier engagement
B-
A
Scope 3 emissions (incl. verification)
C
B
Overall CDP Climate Change score
B-
B
Governance
C
C-
Activity Group Average
Your Score

The climate mitigation practices applied for the extended value chain have been recognized by CDP in its annual Supplier Engagement Rating process demonstrated by a respective score 'B - Management''. Euronav achieved higher ranking vs. sectors with Marine transport, Europe and Global Average achieving 'C'. With that, Euronav re-iterates the Company's focus on taking coordinated actions on supplier engagement issues showcasing leading practices in supplier engagement, good management of Scope 3 emissions tracking and with concrete room for improvement under 'Governance' and 'Targets'. It should be highlighted that our targets are not yet subject to verification as science-based due to existing fossil fuel policies issued by verification institutes.

On-board Waste Recycling Initiative

Plastic recycling is an essential aspect of waste management that involves the conversion of discarded plastic into new materials. It helps in reducing the amount of plastic waste in the environment and conserves the non-renewable resources that are used to produce plastic. It also leads to mitigating the effects of climate change and reduces the strain on landfills Euronav agreed to work with Oceanic catering under a recycling initiative launched in Singapore early 2022. Plastic waste (like PET) and domestic waste (tin and aluminium cans, cardboard boxes and paper) are eligible for recycling. Participating vessels were invited to place all waste to be recycled at designated areas onboard notifying suppliers and agents in due time. Nine Euronav owned vessels participated out of 39 calling Singapore during 2022. Participation rate increased remarkably in 2022 H2 vs. H1. This collaboration resulted in 21 m3 of recyclable waste accounting for 2.3m3 per vessel. If all Singapore calling vessels would have joined the initiative recycling at same pace, the level of recycled waste would reach a bit below 100 m3. In the case, that our whole fleet had the change to join forces into such initiatives then the recycling output would reach 140 m3.

Euronav is working with its crew onboard to increase engagement into that and similar initiatives around the globe emphasizing on the meaningfulness of a circular mindset which treats waste as a new resource.

Overview initiatives and collaborations - Environment

Getting to Zero Coalition

The Getting to Zero Coalition (GtZ), a partnership between the Global Maritime Forum and the World Economic Forum, is an industry-led platform of more than 150 companies within the maritime, energy, infrastructure and finance sector, supported by key governments and IGOs. The Coalition is committed to getting commercially viable deep sea zero- emission vessels powered by zero-emission fuels into operation by 2030, maritime shipping's 'moon-shot' ambition. The starting point for the Coalition is the realization that any one organization or stakeholder group cannot achieve the vision of zero- emission vessels on its own, but that it requires collaboration and deliberate collective action by a broad range of stakeholders. Euronav is supporting the initiative by contributing to the development of policies, promoting the initiative within our networks and supporting the projects of GtZ,

Global Maritime Forum

Euronav is a founding partner of the Global Maritime Forum, an international non-profit organisation committed to shaping the future of global seaborne trade to increase

Figure 23

Vessel Name	Supplier Name	Date	PETE	LDPE	A	GLASS	PAPER	TIN/ALUMINIUM CANS	CARTON	C	SUM
Delos	Sinwa (Singapore) Pte., Ltd.	28 January 2022			4.5					0.9	5.4
Doris	Sinwa (Singapore) Pte., Ltd.	22 June 2022	4		4					0	4
Diodorus	Sinwa (Singapore) Pte., Ltd.	18 July 2022	0.2		0.2			0.2		0.2	0.4
Derius	Sinwa (Singapore) Pte., Ltd.	17 August 2022	0.94		0.94			0.2		0.2	1.14
Diodorus	Sinwa (Singapore) Pte., Ltd.	21 September 2022	1		1					0	1
Doris	Sinwa (Singapore) Pte., Ltd.	01 October 2022	3.5		3.5					0	3.5
Delos	Sinwa (Singapore) Pte., Ltd.	01 October 2022	0.8		0.8			1.3		1.3	2.1
Diodorus	Sinwa (Singapore) Pte., Ltd.	14 November 2022	3		3					0	3

sustainable long-term economic development and human well-being. Euronav joined the 2021 Annual Summit of the Global Maritime Forum in London through the participation of Euronav's CEO Hugo De Stoop and Sustainability Manager Konstantinos Papoutsis. For more information please visit https://www.globalmaritimeforum.org/.

HELMEPA

The Hellenic Marine Environment Protection Association (HELMEPA) is the pioneering voluntary commitment of Greek seafarers and ship owners to safeguard the seas from ship-generated pollution, undertaken in Piraeus, on June 4, 1982. The association aims to acquire an environmental consciousness under the motto 'To Save the Seas'. Euronav is an active member. We participated in the development of the training programs and provide trainers for these programs. For more information visit: https://www.helmepa.gr/en/

INTERTANKO

The International Association of Independent Tanker Owners (INTERTANKO) is a trade association. It has served as the voice for independent tanker owners since 1970 on regional, national, and international levels. The association actively works on a range of technical, legal, commercial and operational issues that have an influence on tanker owners and operators around the world. For more information visit https://www.intertanko.com

ITOPF

The International Tanker Owners Pollution Federation (ITOPF) is a non-profit organisation and a trusted source of objective technical advice worldwide on preparedness and response to accidental marine spills. Alex Staring, Euronav COO, sits on their International board. ITOPF has responded to over 800 incidents involving oil or chemical spills worldwide. Their highly skilled international team assists 24 hours a day, 365 days a year to provide impartial technical advice. ITOPF provides a wide range of technical services to back up our core role of responding to ship-sourced spills. For more information https://www.itopf.org

Maritime Just Transition Task Force

The 'Maritime Just Transition Task Force' is an initiative, set up during COP 26 by the International Chamber of Shipping (ICS), the International Transport Workers' Federation (ITF), the United Nations Global Compact (UNGC), the International Labour Organization (ILO) and the International Maritime Organization (IMO), to ensure that shipping's response to the climate emergency puts seafarers at the heart of the solution, supported by globally established Just Transition principles. For more information visit: https://unglobalcompact.org/take-action/think-labs/just-transition/about

Sea Cargo Charter

Euronav is pleased to have been a key member of the Sea Cargo Charter drafting group as part of our wider efforts to actively and immediately reduce our GHG emissions. The Sea Cargo Charter initiative is a partnership between some of the world's largest energy and commodity trading companies and the shipping sector. This global framework favours climate-aligned maritime transport for the integration of climate considerations into chartering decisions. The Sea Cargo Charter establishes a common baseline to quantitatively assess and disclose whether shipping activities are aligned with adopted climate goals and are consistent with the policies and ambitions adopted by the IMO. For more information https://www.seacargocharter.org

EU Research and Development

Waterborne Technology Platform

Euronav has become a member of the Waterborne Technology Platform (TP). Waterborne TP has been set up as an industry-oriented technology platform with the objective to establish a continuous dialogue between all waterborne stakeholders. The platform drives policy development and guidance and shapes future research agendas while mobilising and allocating appropriate resources to accomplish its mission. At Euronav, we recognise that collaboration and innovation are key to progression and future stability by participating for the first time in two new research and innovation projects funded by the European Union under the Horizon Europe program:

- **DT4GS**

The Digital Twin 4Green Shipping (DT4GS) project will create realistic digital representations of ships aiming at navigation, machinery and hull optimization and energy management. Euronav will lead the tanker Living Lab of the project and contributes with the development of vessel operational profiles to feed the Digital Twin model. The project expects to unleash further confidence in technical and economic predictions regarding green fuels and technology. For more information visit: https://dt4gs.eu/

- **OPTIWISE**

The OPTIWISE project aims at improving and demonstrating energy savings using wind propulsion and hydrodynamic improvements in propulsion. The EU called for 10% single energy savings and 20% combined using wind propulsion as well as other hydrodynamic improvements. Euronav's role in the project is to develop an operational use case via simulations, experimental model tests and measurements. Conceptually, it will be based on a tanker fitted with wing sails. For more information: https://www.optiwise-project.eu/

Social and human capital



People approach

A cornerstone of our mission is to inspire and enable our talented, hard-working people to achieve their career goals in a healthy, challenging and rewarding environment. Throughout our shore-based offices in Antwerp, Athens, London, Nantes, Geneva, Singapore and Hong Kong, we have approximately 200 own workers (including contractors and temporary assignments). This geographic span across Europe reflects a deep-rooted maritime history and culture built up over generations. Around 3,300 seafarers of many different nationalities work on board Euronav vessels. In an environment where there is a shortening supply of competent seafarers, Euronav has qualified and experienced masters, officers and crew on all vessels.

Euronav is devoted to establishing a teamwork culture and an environment where people work together for the overall success of the Company, on shore and at sea. We carry out genuine performance planning, appraisal, training, development and promotion from within. Our policies aim to enhance and reward performance, engage our people and retain key talent. We celebrate the diversity in our workforce. Many of our employees and officers have a wealth of long service and experience in the business while others are new entrants with fresh perspectives. This commitment and stability enriched with diversity has enabled us to achieve excellent results in an extremely competitive industry. Our people bring to their work a rich diversity of educational and professional qualifications, including professionals with nautical, engineering, finance, business administration, legal and humanities backgrounds, who specialise in tanker operations, crewing, marine and technical areas and shipping corporate services. Virtually everyone speaks at least two languages fluently and half of our people speak three or more.

Values

The ultimate goal of defining our core values is to align our organisation's actions and attitudes towards internal as well as external stakeholders in such a way that we can successfully execute our corporate strategy and realise our corporate objectives. During 2022, we further included the values and their particular behaviours into the annual performance appraisal. Role models were identified and those in need of some push to meet our expectations in full were mentored and supported to grow as an individual and part of a team.

Our six core values are:

1. Integrity: to be transparent and to communicate in an open and clear way; to be honest; to treat each other with respect; to be discreet with confidential or sensitive information; to take responsibility for our decisions and actions; and to show consistency between words and action.
2. Excellence: to strive for perfection; to withstand adversity and bounce back from difficult situations; and to take initiative and ownership.
3. Cooperation: to work together within and across departments, improving the collaboration between ship and shore; to actively contribute and help others to achieve Company goals; and to take into account the opinions of others.
4. Inspiring: to promote and carry out the vision and mission of the organisation both internally and



Key figures

198
total shore eployees

3,278
total seafarers

18
Nationalities shore

31
Nationalities sea

6,283
Training hours shore

48,256
Training hours sea

Bloomberg Gender-Equality Index 2022

44/56%
Female/male shore

2.4/97.6%
Female/male sea

88.20%
Retention rate shore

95.68%
Retention rate sea

0.36
Frequency rate LTI

0.66
Frequency rate TRC

Euronav on the move

2,166
activities

15,000
Euro collected

externally; to understand how the department strategy fits into the global strategy; and to remain curious, never stop learning and anticipate the challenges of tomorrow.

5. Adaptability: to adapt to constantly changing circumstances; to focus on improvement and initiate proposals for change; to be flexible; and to respond quickly and appropriately to change.
6. Sustainability: to think about the wider impact of the actions we take on society, the environment, and the Company

Transparency and ethical behaviour

Social policy/policies

Code of conduct

Euronav adopted a Code of Conduct in order to assist all persons acting on behalf of Euronav to act in an ethical way and with respect of the applicable laws and regulations. The Code of Conduct therefore ensures that Euronav employees enhance and protect the good reputation of the Company, more particularly in its relationship with customers, shareholders and other stakeholders, as well as with society in general. Our Code of Conduct can be consulted on our website: https://www.euronav.com/en/about-euronav/corporate-governance/documentation/code-of-business-conduct-and-ethics/

Staff Handbook

The Staff Handbook sets out guidelines for ensuring high standards of ethical practices that need to be applied throughout the Euronav community. These include policies, amongst others, relating to working culture, employee retention and turnover rates, remuneration and workforce diversity, regulated working hours, regulation of labour supply and protection of the workers against sickness, disease and injury.

Whistleblower policy

Euronav has adopted a Whistleblower Protection Policy to protect individuals who want to lawfully raise a legitimate concern. If an employee becomes aware of illegal or unethical misconduct, Euronav strongly encourages them to report it to Euronav management through our regular channels of communication, including the 'On Board Complaint (or Grievance) Procedure' for seagoing personnel. If an individual does not feel comfortable reporting concerns to a supervisor, manager or any other appropriate person within the Company, he or she can use a free telephone service or web-based platform that enables him or her to report a concern in complete confidentiality, in his or her



mother tongue. Euronav's 'SpeakUp' service is hosted by an independent third party, People InTouch, to ensure a straightforward, confidential, secure, and convenient way of reporting.

Euronav encourages individuals to identify themselves when making a report to facilitate the investigation. However, any person who does not want to be identified is entitled to register a complaint confidentially and anonymously. The Company treats all complaints in a confidential manner. The Company does not in any manner discriminate against any individual who has made a complaint in good faith. The full Whistleblower policy can be found on Euronav's website.

Human Rights

People are a central concern of Euronav. The company respects and protects human rights in general and the fundamental rights and freedoms as defined in the United Nations Universal Declaration of Human Rights.

The group will never tolerate slavery, child labour, forced or compulsory labour, or trafficking in human beings. The implementation of relevant policies ensures that all the Euronav entities are aware of the importance of respect for human rights and know when and where to report any breaches.

Euronav is often active in countries with a higher risk profile for unethical practices. The specifics of its activities require great vigilance to ensure that ethical standards are respected at all times. The ambition is to always do business with integrity and to proactively prevent corruption and bribery in any form. Euronav is actively committed to respecting and protecting labour and human rights in its activities. To this end, the company has a corporate 'Code of Business Conduct and Ethics' in addition to various specific policies ('Anti-corruption Policy', 'Non-Violence & Non-Harassment Policy' and 'Whistle blower Protection Policy'). This corporate Code of Business Conduct and Ethics is combined with mandatory annual training by all staff.

A careful selection of firms, agencies and other third parties is a precondition before doing business with them and before entering into a partnership. Its specifics are defined in the Third Party Risk Policy and clearly highlights our standards. Regular audits and inspections of the firms, agencies and other third parties employing staff on our sites guarantee that our standards are respected and effective.

Respect for people applies not only to our own employees, but also to those involved with subcontractors and suppliers.

No violation on human rights were reported in 2022 and no fines, penalties or compensation for damages as a result of violation of the above were paid. We nevertheless maintain a continued vigilance on these matters for any deviation with our policies.

Non Violence Non Harassment policy in Athens office

Euronav treats all allegations of harassment or violence seriously and all employees are encouraged to raise such problems without fear of repercussions. A relevant policy has been established by our Athens office, complying with the Greek Law 4808/2021 and subsequent Presidental Decree 80/2022, describing the process to follow if such an event takes place.



Managing our impact on people and our environment

Employee engagement

KPI's Shore and sea

Sea

Figure 24: Retention rate



Sea staff
retention rate

95.68 %

Goal: 90%

Senior officers
retention rate

94.00 %

Goal: 90%

Junior officers
retention rate

93.00 %

Goal: 90%

Ratings
retention rate

98.67 %

Goal: 90%

Figure 25: Average experience with Euronav (Sea service in years)



Sea service in years
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
4.41
3.89
2.65
2.32
CHENG
MAST
2ENG
CHOFF

Figure 26: Average experience in tankers (Sea service in years)



Sea service in years
10.00
8.00
6.00
4.00
2.00
0.00
9.30
8.32
5.91
5.70
MAST
CHENG
CHOFF
2ENG

Figure 27: Average experience in rank (Sea service in years)



Sea service in years
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
4.41
3.89
2.65
2.32
CHENG
MAST
2ENG
CHOFF

People management

Approach shore

Flexible working

We care deeply about our employees and actively support their wellbeing. We strive to create a collaborative and stimulating work environment that caters for different staff needs, and encourages a healthy work-life balance. The COVID-19 pandemic disrupted the way we work and has illustrated that traditional ways of working, which placed undue value on presenteeism, are now firmly in the past. We have therefore embedded flexible working within our organisational culture and offer our employees opportunities to work from home as well as in the office.

Crew management

Euronav Ship Management offers career opportunities to officers and crew of various nationalities from Europe, Asia and America. Euronav also has a portion of its fleet under third party managers, which allows the Company to accurately monitor sector best practice and cost optimisation.

Euronav Group recruits crew from all around the world, providing opportunities for motivated professionals to develop their careers on board the fleet vessels.

Crew development is based on pre-established, rank-specific criteria, focusing on the cultivation of both technical and personal (leadership) skills. Recruitment is carried out by a dedicated team that compares crew competencies with available vacancies and identifies the training and other actions required to advance the performance and careers of the crew. Advanced tools and tests are used to optimise the results of the recruitment and promotion process and to provide support and guidance to the seafarers. Our recruitment and promotion processes are designed to offer the same opportunities to all seafarers without discrimination, and in particular nationality, gender, race, age.

A common crew software platform is used by all crewing departments to propose job opportunities at any time to Euronav seafarers, allowing them to develop and retain competencies within the Euronav Group.

To ensure that all vessels are staffed with qualified and competent crew, a detailed training matrix has been developed and is evaluated annually. This includes external and in-house training above minimum statutory requirements, as well as computer-based training. Training is recorded and assessed, and training needs are further evaluated during quarterly management review meetings. A Company-specific induction course is in place to familiarise new recruits and promoted crew with the Company, safety standards, procedures, and rank specific generic tasks and duties.

Additionally, seafarers are provided with the opportunity to take part in shore-based training, such as attending office activities, seminars and conferences, and are kept in contact with the Company through newsletters and regular communication while on board and on leave between employments.

Euronav respects the rights and dignity of all seafarers and acknowledges that shipping provides for careers at sea which can bear mental health and wellbeing. We consider mental health and wellbeing in all aspects of shipping by establishing practices that ensure crew care and wellness.

The basis of our pre-joining process is the medical screening of crew to ensure good health and fitness. Our medical services take care of all crew medical requests and needs before joining and while on board.

All crew are briefed on aspects such as the vessel's condition, schedule and planned events before being flown on board. Senior officers are briefed by the ship management team, while junior officers and ratings are briefed by the crew department and manning agents. Upon crew disembarkation, a debrief is carried out in order to gather the valuable feedback of the crew and agree the next employment schedule. Exit interviews are carried out for all senior officers who are leaving the company for any reason.

Crew planning tools and rotation dashboards facilitate the timely signing on and off of crew, minimising delays and taking into consideration pandemic restrictions and challenges.

Quarterly campaigns to support crew mental health and wellbeing are released through the Company magazine Stay Safe. Crew Victualling, Slop Chest and Bonded store are under continuous monitoring with the support of high-quality catering providers who supervise proper and timely supplies delivery on board the vessels at all times while providing guidance for menu planning and cooking recipes.

Onboard crew communications are supported by an additional free communications allowance to help crews keep in touch with their families and relatives.

The introduction of e-wallet solutions has given our crews fast access to funds while they are on board. Crew members now have full control of their money at any time through the mobile app, and access to major currencies through the multi-currency account with competitive foreign exchange rates. At the same time, the master is relieved from the risks and exposure associated with high cash balances on board vessels.

Our crew portal enables all crew on board and ashore (when on leave) to check in real-time their full status for sea service, certification, planning, performance evaluation, training, Company events, travel arrangements, etc.

Crew conferences are scheduled annually, giving senior officers and shore management the opportunity to interact, receive Company updates and discuss topics of mutual interest. Topic-specific video conferences are also scheduled to enable discussion, provide information or familiarise officers and crew with new concepts and projects. The Senior Officers' Conference was held in Athens on 5 and 6 October 2022 (130 attendees), and officers and crew conference were organized in Nantes, Athens, Panama, Bulgaria, Romania, Croatia, India and the Philippines.

Summary of actions:

- Crewing managers meeting is conducted on virtual basis every month
- Better utilisation of crewing software COMPAS with direct handling of seafarers' travel invoices in respective field (5,017 travel requests)
- Implementation of new platform of performance evaluation system for deployment in COMPAS
- Sea staff training of new senior officers in Company software SERTICA (43 Senior Officers)
- Proper manning arrangements for the four new buildings (M/T Cedar, M/T Cypress, M/T Dalis and M/T Derius) joining Greek fleet in 2022
- Successful transfer of management in house of two vessels (M/T Arafura, M/T Daishan)
- Successful change of flag of seven vessels (M/T Amundsen, M/T Dia, M/T Donoussa, M/T Cap Lara, M/T Cap Guillaume, M/T Cap Victor, M/T Sienna)
- Successful organisation of Senior Officers' Conference in Athens on 5 and 6 October 2022 (130 attendees)
- Successful organisation of officers and crew conferences in Nantes, Athens, Panama, Bulgaria, Romania, Croatia, India and the Philippines
- Enhancement and development of recruitment team for better and closer follow up of manning needs and career development of roster
- Issuance and distribution of revised manning agents' guidelines with follow up online training sessions
- Implementation of crew payroll and CTM handling incorporated in COMPAS
- Induction procedures for seafarers who are new to the Company (340 crew)
- Implementation of a revised briefing/debriefing process to improve time management, handled by one person in Athens office for all four top officers and all flags
- Priority is given toInternal sea staff development, promoting a significant number of seafarers within the Company, rather then hiring from the market.
- Implementation of new promotion process (213 promotions)
- Sea staff certification for compliance with Standards of Training, Certification and Watchkeeping (STCW) Manila Amendments 2010 with zero observations in Commercial, Flag, PSC & Class inspections
- Implementation of masters' and chief engineers' progressive dedication
- Direct employment of various nationalities without manning agent, in addition to BE/ FR/ GR nationality seafarers (117 persons)
- Close monitoring of manning agents' performance for further improvement and/or appointment of new ones, depending on Company's manning needs. Introduction of manning agents' KPIs and statistics
- Implementation of additional psychometric test for all newly hired senior officers and cadets for all flags (63 senior officers and 409 junior officers, cadets and ratings)
- Quarterly actions for all crew on board (Stay Safe magazine)
- Benchmarking on seafarers wages
- 15 shore assignments Shore assignments are the opportunity offered to the sea staff to join shore team for a short period of time during their leave.

Talent attraction

Euronav is always looking for new talent to join our Company. We display all shore-based career opportunities within the Company on our website and there is a separate page for crew applications. Shore vacancies are also displayed on our LinkedIn page.

Shore employees

We strive to attract, inspire and enable talented, hard-working people to develop themselves in order to contribute to our business and its vision in a challenging and rewarding environment.

We employ a workforce with a complementary and diverse range of qualifications to carry out our business and do not discriminate on the basis of gender, age, culture or personal circumstance. We look to appoint the person who is the best match for the role. Euronav also welcomes applicants from the seafaring community for suitable shore-based roles.

It is recognised that internal job moves are positive for the Company, enabling our team members to develop their careers and bring added motivation to our teams. All employees are encouraged to discuss their career and development aspirations through the regular performance management process.

External hires can bring fresh thinking and new ideas to the Company to help us challenge our thinking and grow so, while we aspire to offer career moves to our current employees, we also advertise externally where that is of benefit.

Moreover, our internship programmes run throughout the year lay a foundation for recruiting brilliant young minds to work for our Company.

Seafarers

Euronav Ship Management employs and offers career opportunities to officers and crew of various nationalities from Europe, Asia and America. Euronav also has a portion of its fleet under third party managers, which allows the Company to accurately monitor sector best practices and cost optimisation.

The Euronav Group recruits seafarers from all around the world, providing opportunities for motivated professionals to develop their careers on board our vessels.

Recruitment is carried out by a dedicated team that compares the applicants' competencies with those needed for the available vacancies. Furthermore, the crewing department also identifies training needs and requirements to advance crew members' performance and give them opportunities for their careers to develop. Advanced tools and tests are used to optimise the results of the recruitment and promotion process and provide support and guidance to the seafarers.

A crew software platform is used by all crewing departments to provide job opportunities to Euronav seafarers at any time, allowing them to develop and retain competencies within the Euronav Group.

Training and development

Euronav practices performance planning, appraisal, training, development and promotion from within. Our policies aim to enhance and reward performance, engage our people and retain key talent.

To achieve this, we have built a comprehensive system of continuous training programmes and seminars both aboard and ashore. This ensures a continued awareness among all personnel of their day-to-day operational duties. Training needs are identified during the appraisal process and training plans are prepared based on these needs. Training activities are carried out in a training room or online through a computer-based programme.

Crew development is based on pre-established, rank-specific criteria, focusing on the cultivation of both technical and personal (leadership) skills.

To ensure that all vessels are staffed with qualified and competent crew, a detailed training matrix has been developed and evaluated annually. More information on the staff training can be found in the 'crew management section on p 55).

Training and development Indicators

Shore employees

In 2022 the total training hours of our shore staff was 6283, with a percentage of participation of 71%.

Seafarers

All our seafarers followed trainings in 2022, resulting in 48,256 hours of training in total.


EURONAV

Performance management

Employee performance is something we care deeply about. Our people are essential to our productivity, profitability and, ultimately, success, and our employee performance process greatly contributes towards these goals.

We evaluate the performance of our employees through both formal and informal processes, as this facilitates the alignment of our employees, resources and systems with our strategic objectives.

Shore personnel

At least once a year all staff will go through the process of self-evaluation and being evaluated by their reporting manager on how well they met expectations around the outcome of the set objectives and core values for the previous year.

Seafarers

Our performance appraisal process has two main aims. The first is to ensure that all seafarers have a clear idea of how they can contribute to the performance of their department and vessel. The second aim is to make sure the seafarers are supported in their individual development of skills and mindset. This process enables a common focus on the Company and vessel goals, as well as people's engagement in achieving these. The performance appraisal is therefore a tool to support:

- Understanding and agreement on how to contribute to vessel objectives
- Identification of possible opportunities for skill development during the contract and after signing off
- Evaluation of efforts and progress made during the contract.

The principles of the performance appraisal process include setting mutual expectations and a plan for development (from the appraiser and appraisee in partnership), then monitoring and supporting development throughout the contract. Finally, before the contract ends, there is a performance evaluation meeting to review progress and further development opportunities.



Figure 28:


Ensure clear expectations easy to understand and exercise
Focus on possible improvement, not mistakes and failure
Set objectives / expectations
Define actions / development
Evaluate result
Monitor progress / guide and support
Involve crew members in defining actions for development
Make sure to continuously guide, support and give constructive feedback

Performance management principles

The performance appraisal is not a matter of judging someone's work as either 'good' or 'bad'; it is a matter of ensuring that everyone knows what difference their efforts make to vessel performance and how they can further develop their professional skills.

In addition to the above, and referring to the four top officers, there is another evaluation conducted at the end of the year by respective Company departments, depending on rank.

Diversity and equality

We celebrate the diversity in our workforce. Many of our employees and officers have a wealth of long service and experience at Euronav, while others are new entrants with fresh perspectives. By fostering long-term commitment and stability, and making a conscious effort to introduce new talent to the Company, we have achieved excellent results in an extremely competitive industry.

This commitment to equality is also reflected in the boardroom, where Euronav has had a female representation of more than 50% on the Supervisory Board since December 2019. The Supervisory Board currently consists of two men and three women, with varying yet complementary expertise. The Supervisory Board has been made aware of the law of 28 July 2011 on gender diversity, and the recommendations issued by the Corporate Governance and Nomination Committee following the enacting of the law with regard to the representation of women on Supervisory Boards of listed companies.



Diversity policy

Our approach to diversity and inclusion is founded on the opportunity to create decent jobs and on career development opportunities within the Euronav group based on appropriate qualifications, experience and training. We want to ensure an inclusive workplace where every person is treated equally and with dignity and respect. Furthermore, we strengthen the competences of our employees by facilitating talent development and the promotion of sustainable development.

Our objective is to ensure all our employees have equal opportunities for internal mobility and to actively support and guide them in this process.

Euronav considers that a diversified team improves the decision-making process and ultimately improves the overall performance. Diversity and inclusion are a global priority for Euronav, as they are important factors for the success of the company and its people. We believe that the greatest strength lies in the diversity of our team and that our employees deserve to feel at ease by being their genuine selves at work each day, irrespective of gender, ethnic origin, age, sexual orientation or other characteristics. Euronav strives to improve all aspects of diversity within its senior management team by developing a diverse pool of talents, paying attention to skills, training, experience and careers.

The Company will release a diversity policy in 2023 to better track progress on a set of targets for each diversity classification.

Nationalities within Euronav

Figure 29: Nationalities within Euronav

18	31
Onshore	Offshore

Nationalities onshore

Albanian	2	Hungarian	1
Belgian	59	Indian	3
Canadian	1	Norvegian	1
Cypriot	1	Romanian	1
Danish	2	Singapore	4
Dutch	3	Vietnamese	2
Filipino	2	Turkey	1
French	7	British	3
Greek	104	American	1

Nationalities offshore

American	2	Guatemalan	1
Belgian	21	Honduran	125
Bulgarian	98	Indian	115
Canadian	11	Italian	1
Chilean	1	Jamaican	1
Colombian	8	Luxembourger	1
Costa Rican	1	Mexican	1
Croatian	57	Montenegrin	48
Dutch	5	Pakistani	65
Ecuadorean	8	Panamanian	178
El Salvador	107	Portuguese	2
Filipino	1511	Romanian	125
French	89	Russian	143
Georgian	34	Slovenian	1
Greek	306	Ukrainian	211
		Venezuelan	1

Generational diversity

Figure 30: Generational diversity

	Onshore	Offshore
18-29	26	974
30-39	66	1,067
40-49	65	709
50-59	37	455
60+	4	73

Gender diversity within Euronav

Figure 31 : Gender diversity within Euronav


57%
43%
Onshore workforce
2,4%
97,6%
Offshore workforce
40%
60%
Supervisory board
25%
75%
Management board

Gender Equality

Women in Shipping

Difficult working conditions, physical labour and long durations away at sea have traditionally made shipping a male-dominated business. But it has also been particularly slow to change. Real change takes time, and a step forward is often met with a shove backward. The 'boys club' mentality still exists, and sexism, while rarely openly displayed these days, is nonetheless still prevalent.

However, things are slowly changing, and a growing number of players in the maritime sector are promoting balance on the gender scale. Even the International Maritime Organisation (IMO) plays a part. In 2021, the IMO adopted a resolution proclaiming an International Day for Women in Maritime, to be observed on 18 May every year. The IMO has been running a Women in Maritime programme since 1988, a time when few maritime training institutes even permitted female students. Since then, it has supported access to maritime training and employment opportunities for women across the maritime sector.

At Euronav we celebrate the International Day for Women, both at sea and onshore, by publishing articles on achievements in their area of expertise.

All Aboard Alliance

The All Aboard Alliance brings together senior leaders from across the maritime industry, united by a collaborative drive towards increasing diversity, equity, and inclusion in all organizations, at sea and onshore – in order for maritime to become the sustainable, forward-looking and innovative industry we can all be proud of. The All Aboard Alliance is supported by Founding Knowledge Partners: Global Maritime Forum, Diversity Study Group, and Swiss Re. For more information visit: https://www.globalmaritimeforum.org/all-aboard-alliance. Euronav is represented by Capt. Malliaros as a business sponsor.

Women at Euronav

In our case, we need to distinguish between the female representation on shore and onboard.

On shore, Euronav performs well. The Euronav Supervisory Board is 60% female which is unusual in any context, least of all in shipping. 16,67% of the executive officers are women and 22% of the senior management roles are taken up by women. Almost one third of our middle managers are women and 77% of entry level positions are held by women. Half of all revenue generating staff are female. We have taken some steps. But don't take our word for it, take that of the Bloomberg Gender-Equality Index (GEI).

Bloomberg GEI

The Bloomberg Gender-Equality Index (GEI) provides transparency in gender-based practices and policies at publicly listed companies, increasing the breadth of environmental, social, governance (ESG) data available to investors. The reference index measures gender equality across five pillars: female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies, and pro-women brand. This index is updated every January and Euronav has once again been included for 2022, as it has been since the index's inception in 2018. In 2022 Euronav submitted its 6th consecutive questionnaire resulting in a score of 65.61, which is higher than the score of last year.

Onboard it is a different story for obvious reasons but as the world progress towards gender-equality everywhere, the situation is also moving in the right direction. Figures published in a BIMCO/ ICS 2021 Seafarer workforce report show that women still represent only 2.1% of the global seafarer workforce (which is an increase of 45.8% since 2015). Within Euronav, in 2022, 2.4% of our crew members are women, among our Cadets this is even 9.4%, but this is still too low.

Communication channels

Investor relations

Euronav strives to communicate openly and transparently towards our stakeholders on a regular basis. After each quarterly earnings release, our Management Board presents the quarterly results during a virtual conference call. This conference call is followed by a Q&A. For investors and analyst who are not able to attend, the script is later on published on the Euronav website along with a PDF of the presentation. Euronav also holds frequent investor and analyst presentations, as well as virtual roadshows.

Furthermore, occasional conference calls are set up for events. For example, we held our first Sustainability event in 2022, namely our 'Road to decarbonisation' presentation on 5 May.

On our annual General Shareholder meeting, which is held the third Thursday of May after the financial year, our key shareholders cast their votes on important matters that can affect our company.

All investor related information can be consulted on the investor page on the Euronav website: https://www.euronav.com/en/investors/

Communication towards employees (shore and sea)

Euronav tries to communicate with its employees in a direct and transparent way on a regular basis. To build employee relationships, Euronav has continued to use, and also implemented, new platforms to improve its employee communication.

With quarterly Town Hall meetings, Euronav informs all its employees on important matters happening within the Company. After the presentations, time is reserved for all employees to ask questions to the Management Board during a Q&A. Other communication channels that are frequently used by Euronav, are quarterly newsletters, internal mails, intranet and the HR-platform for shore and Compas for crew, video messages from our CEO, and if required internal physical meetings and/or teams calls.



HR accomplishments and KPI's

In 2022 the Human Resources department has invested a great deal of work in the following areas:

Shore

In 2022 the Human Resources department has invested a great deal of work in the following areas:

a. Performance Management for 2021 & 2022 – working on improvement for the performance management of 2023
b. Organisation and participation in the All Hands Event for the whole Company which took place in 2022, four years after the last event
c. Participation in Senior Officers' Conference in Greece
d. Succession plan for Senior Management in Athens
e. Staffbase/Lighthouse project
f. Manage the induction and integration of new hires
g. Manage Annual Internship program in Athens

Successful recruitment and integration of new hires in the Group, bringing on board new talent and fresh ideas

Effective Performance Management; the HR team has implemented a concise performance process to capture progress on set goals and objectives as well as expressed behaviors associated with Company values.

Employee development and training; the workforce has completed more than 6000 hours of various training, resulting on increasing employee skills and job satisfaction

Employee engagement; HR team organised the All-Hands event in Greece with more than 170 participants across the Company offices. The two-day event included teambuilding activities and other interactive sessions with presentations on Company Strategy, Sustainability, Values & New Projects. The HR team was also involved in the organisation of the Senior Officers Conference, an annual event that brings together Officers and Shore employees to enhance their collaboration.

Succession planning and development; the HR team in Athens participated in the succession process of the Senior Management in Euronav Hellas, by ensuring an efficient selection process for the successors. A development program to support them in their new roles has been already initiated.

Annual Internship program, the HR team ensures the effective execution of the internship program in Athens, which includes hosting Interns mostly from Universities in Maritime Studies. In 2022, 12 Interns have completed a two-month internship in various departments in Athens.

Lighthouse Project: the team was actively involved in the decision making concerning the content & creation of pages for the new communication platform, addressed to both offshore and onshore employees.

Seafarers

The action points for seafarers can be found in the Crew management section on page 73.

Collaborations and contributions - Society

Charity policy

Euronav does not make any contributions to political parties of any affiliation. Euronav's focus is on charitable donations where the Company believes it can make a tangible improvement to parts of society that we are engaged with or are close to. This is a dynamic area and we are constantly assessing the efficacy and focus of our charitable efforts.

Overview

Euronav wants to positively impact the communities where we live and work. We do this by building relationships and inspiring philanthropy and goodwill both inside and outside the Company. We actively encourage our staff to engage in community initiatives and support employee involvement, be it volunteering, fundraising or donations through options such as fund-matching or sponsoring specific events. A few of the charities to which Euronav contributes financially, in line with its policy, are described below.

Sailor's Society

The Sailors' Society is a charity which operates globally through a network of interdenominational Port Chaplains, who support all seafarers irrespective of their background, faith or nationality.

The busy Port of Antwerp is vital to European and global trade, handling approximately 17,000 vessels every year. With so many seafarers visiting the port, there is a need for access to welfare services on a large scale. Euronav has donated funds which will help the Sailors' Society work with the Antwerp port chaplain Marc Schippers. Marc visits vessels to offer his assistance to the crew onboard. He takes practical items such as phone cards to help seafarers to contact their families and international news printed from the internet to connect them with news from home. As well as practical assistance, Marc offers a listening ear to seafarers, providing emotional support when requested.

Using his Sailors' Society vehicle, the Antwerp Port Chaplain also offers seafarers free transport to wherever they need to go, such as the nearest phone and internet facilities, the shops or the doctors. This is a crucial service for visiting seafarers, as their time ashore is often limited to just a few hours.

Valero Benefit for Children

The Valero Texas Open Benefit for Children Golf Classic, which has been running since 2002, is a project of the Valero Energy Corporation that raises money for children's charities in the communities where Valero has major operations. The 2016 Valero Texas Open Benefit for Children Golf Classic and the Valero Texas Open contributed USD 10.5 million to children. As in previous years, Euronav specifically requested for its donation to be oriented towards children's charities based in Quebec where a large number of our vessels trade.

Great Whale Conservancy

The Great Whale Conservancy (GWC) is an Environmental NGO that protects the world's great whales and their habitat and work to return global populations to their pre-whaling abundance. Their objective is to double blue whale numbers by 2050 by significantly reducing ship strikes with a primary focus on the Southern Oceans where the greatest number of blue whales lived prior to the tragic era of industrialised whaling. Euronav is GWC's first industry member of the recently launched Whale Guardians program. Whale Guardians™ is an international program for whale ship strike prevention dedicated to establishing Whale Guardians™ Certified Shipping in order to help the world's great whales recover toward pre-whaling populations.

The North Atlantic Right whale and the Eastern Mediterranean Sperm whale are classified as "endangered" by the IUCN and there is clear evidence that both species are negatively impacted by shipping activity including ship strikes. Moving ships away from critical habitats is essential to mitigate the risk for these animals and give the population a chance for survival. To protect these endangered creatures, Euronav has teamed up with the GWC. A first result of this collaboration is the inclusion of the voluntary measures of the Canadian East Coast, the waters around California (USA) and the Hellenic Trench in the 2022 Instruction to Masters, making the measures de facto mandatory for its vessels. For more information: https://www.greatwhaleconservancy.org/



Health

Our approach to health

Supporting the health of personnel both on board and ashore is a very important aspect of our Company Management system. Our working environment is continuously monitored to ensure that we maintain healthy conditions. Our health standards and guidelines pay specific attention to important issues such as general living conditions, crew wellbeing, physical exercise, storage of food, and nutrition practices. Medical advice and assistance, for physical as well as mental health is available 24/7.

Shore

Euronav creates an environment that supports the physical health of employees by encouraging regular exercise and physical activity, promoting healthy eating habits, providing ergonomic workstations, and minimising hazards in the workplace. We provide healthy meals in the office, while we give emphasis to ergonomics by providing working stations that promote good posture. Adjustable desks and chairs, and ergonomic keyboards and mice, are available in our offices.

Seafarers

Euronav respects the rights and dignity of all seafarers and acknowledges that everyone who is involved in shipping has mental health and wellbeing needs. We take mental health and wellbeing into consideration in all aspects of shipping by establishing a set of procedures that ensure crew care and wellness. During the crew change crisis caused by the COVID-19 pandemic, external psychologists were consulted to give advice that would support the health and wellbeing of our crews.

The first part of the pre-joining process is the medical screening of the crew on several criteria to ensure proper health condition and fitness. Medical services monitor and take care of all crew medical requests and needs before joining, and while on board.

Quarterly campaigns to support crew mental health and wellbeing are released through the Company magazine Stay Safe. Crew Victualling, Slop Chest and Bonded store are under continuous monitoring with the support of high-quality catering providers who supervise proper and timely supplies delivery on board the vessels at all times, while providing guidance for menu planning and cooking recipes.

Onboard crew communications are supported by an additional free communications allowance to help crews keep in touch with their families and relatives.

The introduction of e-wallet solutions has given our crews fast access to funds while they are on board. Crew members now have full control of their money at any time through the mobile app, and access to major currencies through the multi-currency account with competitive FX rates. At the same time, the master is relieved from the risks and exposure associated with high cash balances on board vessels.

Our crew portal enables all crew onboard and ashore (when on leave) to check their full status for sea service, certification, planning, performance evaluation, training, Company events, travel arrangements, etc., in real-time.

Crew conferences are scheduled annually, giving senior officers and shore management the opportunity to interact, receive Company updates and discuss topics of mutual in-



terest. Topic-specific video conferences are also scheduled to enable discussion, provide information or familiarise officers and crew with new concepts and projects.

ISM Compliance

Euronav has developed a Health, Safety, Quality and Environmental (HSQE) maritime management system. This integrates health, safety, environment and quality management into one seamless system that fully complies with the International Safety Management Code (ISM) for the Safe Operation of Ships and Pollution Prevention.

Euronav Ship Management is involved in the operation and management of vessels providing worldwide transportation of cargoes by sea. As such, it recognises the inherent impacts on people and the environment that can result from its activities. The Company therefore conducts its operations, both ashore and on board the vessels under its management, in a manner that protects health and promotes safety.

The Company holds health, hygiene and safety as the first priority in its operations, while it ensures that all employees execute their work under safe and hygienic conditions.

Euronav is therefore committed to taking all reasonable precautions and measures during the operation of managed vessels in order to ensure safety at sea, prevention of human injury or loss of life, and the avoidance of damage to property.

The Company aims to achieve health, hygiene and safety excellence through several objectives, which are set out at https://www.euronav.com/hsq/health-safety/health-hygiene-and-safety-policy/

Policies

Health hygiene and safety policy

The Company holds health, hygiene and safety as first priority in its operations, while its utmost concern is to always ensure that all employees execute their work under safe and hygienic conditions.

The Company is furthermore committed to take all reasonable precautions and measures, during the operation of managed vessels, in order to ensure safety at sea, prevention of human injury or loss of life and avoidance of damage to property.

For more information, please visit our webiste:https://www.euronav.com/hsq/health-safety/health-hygiene-and-safety-policy/

Alcohol and drug policy

Euronav is fully committed to maintaining a safe and healthy working environment by implementing a strict drug and alcohol policy. Any violation of that policy, including illegal possession, consumption, distribution or sale of drugs or alcohol by any shipboard and shore personnel, shall lead to instant dismissal and will expose the person to legal proceedings

Mental health

Mental health is a state of mental wellbeing that enables people to cope with the stresses of life, realise their potential, learn well and work well, and contribute to their community. It is an integral component of health and wellbeing

that underpins our individual and collective abilities to make decisions, build relationships and shape the world we live in. Mental health is a basic human right and is crucial to personal, community and socio-economic development.

Euronav considers mental health very seriously for its sea and shore staff. A specific HSQ system is in place with the highest standards of safety in marine transportation. Mental Health is part of this system and an important priority for Euronav's people. Euronav promotes and encourages open and friendly conversations, by facilitating various opportunities for employee-to-employee discussions.

Relevant speeches during conferences are given to the staff for keeping people alerted for the psychological conditions.

Relevant teambuilding activities and company events are organized also for the shore staff, contributing to the effort of relieving the daily work stress.

Physical health

Shore

Euronav on the move

In 2022, we repeated Euronav on the move, an internal programme created to discourage sedentary behaviour. The aim is to encourage employees to incorporate sports into their workday and to participate in several sporting events, such as local running competitions.



We collaborated with atlasGO for the third time for a three-month sports challenge. AtlasGO is an application that allows employees to register and track their activities, with every challenge or activity completed raising a fixed sum. We achieved our goal of raising 15,000 euros in three months and the final total was donated to the Great Whale Conservancy.

Seafarers

A gym room is available on every vessel for use by all seafarers.

Figure 32: Our atlasGo challenge in numbers:

100%
Percent complete

€ 15,000
Raised Amount

188
Feed Item Count

8
Comment Count

1,145
Likes

2,166
Activity Count

63
participants in the challenge


ICKENS



Safety

Safety is paramount at Euronav

Approach

Euronav is committed to operating in accordance with the highest standards of safety in the marine transportation industry and employs competent and experienced crews to ensure that its vessels are operated in a safe and environmentally sound manner. By promoting an active safety culture among its personnel, both ashore and aboard, Euronav is committed not only to providing quality services to its clients but to ensuring consistent protection of its environment and working conditions. Focusing on safety also means making sure the crew is qualified, regularly trained, informed of current issues and given health and wellbeing support.

Health, Safety, Quality and Environmental protection (HSQE) Management System

Euronav's HSQE management system aims to define the context for Safety, Occupational Health, Environmental and Operational excellence. The core value of this system is distilled in our general policy statement wherein excellence is defined as "No harm to any person, or the ship and no damage to the environment or property, while providing quality services to our clients".

The system has been consciously designed under the highest standards, within the framework of ISM, MLC (Maritime Labor Convention), ISO 9001 (Quality Management Systems), ISO 14001 (Environmental Management Systems), ISO 45001 (Occupational Health & Safety Management Systems) and ISO 50001 (Energy Management Systems).

Ship and shore management is considered a single, unified mission achieved through common goals and continual improvement.

Our working environment is regularly monitored to ensure that we maintain healthy conditions. Our health standards and guidelines pay specific attention to important issues such as general living conditions, crew wellbeing, physical exercise, storage of food and nutrition practices.

Preparing for emergencies

The main potential risk for the environment related to the transport of crude oil is the accidental release of cargo into the sea due to a breach of a vessel's containment, as a result of grounding, collision, etc. It is paramount in our organisation to operate in a safe manner, therefore a wide range of possible emergencies have been identified in the Health, Safety, Quality and Environmental protection (HSQE) management system.

To deal with these possible emergencies the following procedures have been put into place:

- Emergency and Contingency Manual (ECM), dealing with all possible emergencies in addition to oil pollution;
- Ship Oil Pollution Emergency Plan (SOPEP), dealing with oil pollution emergencies and the response thereto;



- ICP Integrated Contingency Plan (ICP), dealing with oil pollution emergencies and the response thereto in US waters (as required by US law – OPA 90);
- California Contingency Plan (CCP), dealing with oil pollution emergencies and the response in Californian waters
- Panama Canal SOPEP, dealing with oil pollution emergencies in the Panama Canal;
  and
- Monthly security drills on board dealing with possible security threats.

Euronav also organises a range of bi-monthly table top exercises for vessel and shore staff, class societies, flag administrations and other third-party members as necessary.

Incident Investigation

All incidents and accidents are subject to investigation. The level of investigation depends both on the severity and potential severity of the event to the Health, the Environment, our Reputation and the Asset.

Only key sea and shore staff who have been fully trained to conduct a marine incident investigation and root cause analysis are engaged in all levels of investigation.

Events, facts, data and interviews are analysed and through our well-structured Euronav Incident Root Cause Analysis Technique (EIRCAT) the immediate and root causes are identified.

A set of appropriate corrective but mainly preventive actions are set, shared and monitored through their effective and full implementation.

Blame free reporting

"Blame-free" reporting provides us with insights that enable us to optimise our processes and encourage us to speak openly about problems and mistakes. The blame-free reporting framework is of paramount importance for Euronav. A strict whistleblower policy, as well as a comprehensive complaint process under MLC, provide the confidence that there will be no reprisals for the problems or mistakes reported. As our actions and results do matter, we need constructive feedback with which to improve our systems, assist us in doing things more easily and make it harder for us to get things wrong in future.

Our Company bases its philosophy of disciplinary process on "Just Culture," which means that we are accountable for any wilful misconduct and gross negligence.

However, no one will be blamed for an error, especially if they:

- acted prudently to the best of their ability
- were prepared
  or
- asked for advice, because they felt that the job was possibly beyond their level of expertise.

Raising Safety Standards

We believe that continual improvement is mainly supported by our most valuable assets: our people. Our entire safety management system is therefore open to change proposals from all our employees. Such proposals are reviewed and assessed by subject matter experts and subsequently transform our processes to achieve our goals, mission and vision.

In addition, safety excellence is accomplished by periodical:

- Reviews of management and masters;
- Internal and external audits and inspections;
- Attention to weak signals near miss reporting and investigations;
- Accident and incident investigations, with correspondent lessons learned applied to the entire organisation;
- Vessel and office safety committee meetings;
- Drills, trainings and seminars;
- Risk assessments; and
- Management of change

Participation, Consultation and Communication

Both onboard and ashore, a monthly safety meeting is held with the participation of all employees. During these safety meetings the opportunity is given to each and every employee, directly or through elected representatives, to share opinions, concerns, proposals and experiences.

Common ship and shore safety meetings are carried out via video streaming to strengthen the bonds between ship and shore staff.

Training

A comprehensive list of more than 150 titles of computer based training (CBT), combined to a detailed and tailor made mandatory training matrix for in house but also third party supported trainings, ensures our people's continuous learning, preparedness and development. Furthermore, we are participating in a "Partners in Safety" training scheme to enhancing crewmembers' resilience, human performance and sharing of information.

Shipyard selection in terms of HSQE assessment

Euronav selects only reputable shipyards for regular repairs. Selection is based on shipyard reliability, adherence to health, safety and environmental protection standards and, of course, competitiveness. Shipyards are evaluated regularly to ensure that they are eligible for potential business.

Although our fleet is young, vessel recycling is an important matter on which we are actively working. Euronav fully supports the principles of the Hong Kong convention (IMO) as well as the EU regulation on ship recycling.

The Inventory of Hazardous Materials (IHM) as well as relevant class notations are significant elements of the recycling policy. These documents follow the entire life of a vessel, beginning with its construction, and are regularly updated during its life cycle. All Euronav ships already have IHM and most relevant class notations.

Risk Management

A comprehensive risk management system is implemented to prevent and detect situations which can result in injury, pollution and/or damage to assets. We believe a comprehensive risk management system works best when all stakeholders participate in a shared culture of risk, starting with a thorough understanding of the human factor and context as triggers for risks to materialize. As part of our safety campaigns, we promote a « Safety starts with me » attitude for all our seafarers and employees to understand how they participate in a safe environment, and care for one another in that respect.

The principles of our risk management are based on the following main elements:

- Hazard identification
- Injury/health
- Environment
- Reputation/publicity and
- Asset

This aims to determine proactively all sources, situations or acts (or a combination of these), arising from Company's activities, both onboard and ashore, with a potential for harm in terms of:

The organisation establishes specific hazard identification tools and techniques that are relevant to the scope of its HSQE management system, having established pre-identified hazards to be used which are split into the following main categories:

- Biological
- Chemicals
- Electrical energy
- Gravity
- Human factors
- Ignition sources
- Motion
- Navigation
- Pressure
- Radiation
- Safety system impairment
- Security
- Working environment
- Control, Measures Identification

Figure 33: hierarchy of hazard controls


Elimination
Substitution
Engineering
Segregation
Admin
PPE
Increasing effectiveness and sustainability
Increasing participation and supervision needed

The hierarchy of hazard controls, as shown in the below figure, is used as guidance to assist in identifying the most effective controls..

- Risk Evaluation
  This process determines whether the assigned controls/barriers will sufficiently reduce the risk, and establishes the residual risk for each task (high, medium or low) is considered and recorded. The classification of the risk is as follows:
- High: Intolerable risk. Additional controls MUST be applied to reduce risk to tolerable levels and demonstrate that they are ALARP (As Low As Reasonably Practicable).
- Medium: Tolerable risk, provided that the risk is demonstrated to be ALARP (As Low As Reasonably Practicable).
- Low: Broadly acceptable. Control measures to be maintained to aim for improvement.

Communication channels

Safety campaign

In late 2022, Euronav launched a safety campaign designed to:

- Recognise and value safety performance (on an individual, team and organisational level);
- Encourage employees to care for each other and keep an eye on safety;
- Be engaged and responsible;
- Have visible leadership;
- Elevate our safety culture (drivers to enhance safety behaviour);
  and
- Enhance our training strategy

Stay Safe Magazine

It has already been two years since the first issue of our in-house safety-oriented magazine Stay Safe. Tailor-made to our needs, Stay Safe is the herald of safety within Euronav, aiming to inform, productively challenge and stimulate a safety-conscious culture.


STAY SAFE
ABNORMAL WAVES:
LARGE, UNEXPECTED, DANGEROUS
Abnormal waves:

Approach to armed guards and piracy

The safety and security of Euronav sea and shore staff is a primary concern for the Company. To that end, the Company's management team takes every necessary precaution to ensure our shore and onboard staff are protected and able to perform their duties safely and responsibly. The engagement of armed guards is based on specific security risk assessment and often imposed by the charterers of our vessels. If and when we engage armed guards, we give very specific guidelines to protect all human lives (seafarers and pirates), while acting to prevent any attacks.

Our safety performance

In 2022 a fleet of approximately 70 worldwide trading tankers, 2 FSO located in Qatar, and V-plus tankers used as storage facilities, are included in the reporting.

The below occupational health and safety indicators are based on the aforementioned fleet and the approximately 3,300 sea staff and contractors.

Sea staff: a person working on board a vessel being members of its crew including captains.
Fatal incident: a work-related incident with fatal outcome
Lost Time Injuries (LTI): These are work-related injuries which result in an individual being unable to carry out any of his duties or to return to work on a scheduled work shift on the day following the injury, including Fatalities.

Figure 34: Group safety data

	Unit	2020	2021	2022
Fatal incidents	No	0	2	0
Lost Time Injuries (LTI)	No	9	6	5
LTI Frequency rate		0.60	0.40	0.36
Total Recordable Cases (TRC)	No	18	14	9
TRC Frequency rate		1.20	0.92	0.66
Manhours	No	14,946,000	15,155,256	13,730,544

LTI Frequency (LTIF) rate: This is the number of Lost Time Injuries per million exposure (manhours) hours.
Total Recordable Cases (TRC): This is the sum of LTI + less severe injuries which results in an individual being unable to perform a normally assigned work function during a scheduled work shift and thus being given a less than normal assigned work function on the day following the injury, and or just require minor medical attendance.
TRC Frequency (TRCF) rate: This is the number of Total recordable Cases per million exposure (manhours) hours.
Exposure hours (manhours): Number of persons on board x days being on board x 24.

Figure 35


Manhours
14,946,000
15,155,256
13,730,544
2020
2021
2022
Manhours

Figure 36


Frequency Rate
0.60
1.2
0.40
0.92
0.36
0.66
2020
2021
2022
LTIF
TRCF



Security

Cybersecurity and data protection

Euronav is fully striving in becoming a solid cyber resilient shipping organization. The created awareness that Euronav has developed through this year is defining its most critical issues in the cybersecurity environment, both on- and offshore.

The increasing threat environment, the expanding attack surface and the continuous approach for transparency are demanding high involvement in our acting together with our strategic partners in securing and building a solid and trustworthy information security data platform that highly guarantees data security.

This in full compliance with our enhanced cybersecurity and data protection policy, including mitigation measures and cyber security incident response plan, risk assessment for both OT & IT systems together with corresponding mitigating actions.

Processes for training on cyber security of shore-based personnel, crewing and contractors are available and regularly updated. Euronav provides for regular audits of its cybersecurity systems and processes, including penetration testings. The results of these audits are discussed with our Supervisory Board on a regular basis with appropriate follow up of remediation actions.

For our fleet we aim to excel in the adoption of secure technologies. Collaboration with service and product vendors is key in proving real-world, standards-based cybersecurity capabilities that addresses business needs on board.

We strive to bring advanced cybersecurity systems and procedures on board of our fleet, through continuous monitoring of technological innovation in that field, and we view cybersecurity as a cornerstone of maintaining a safe and reliable fleet with a view to increase fuel efficiency and decrease fuel consumption.

The actions taken but not limited to :

- Providing practical cybersecurity
  - Secure data and digital infrastructure by implementing standards-based, cost-effective, repeatable, and scalable cybersecurity solutions.
- Support effective innovation
  - Implement secure paths to serve the company's innovation projects
- Cyber compliance
  - Apply all methods and tools to ensure compliance with cybersecurity best practices and regulatory frameworks.

In 2022, Euronav has further increased its level of security to enable the future innovation and digitization of the company. In this respect cybersecurity will remain the highest priority set by the Euronav IT team.


WBT (P)
NO 6

Our governance

Approach

Code of Business Conduct and Ethics

Euronav has adopted and applies a Code of Business Conduct and Ethics. The purpose of the Code of Business Conduct and Ethics is to help all employees to enhance and protect the good reputation of Euronav. The Code of Business Conduct and Ethics articulates the policies and guidelines that highlight the values of Euronav, more particularly in its relation to customers, suppliers, shareholders and other stakeholders, as well as society in general.

The full text of the Code of Business Conduct and Ethics can be consulted on the Company's website www.euronav.com, under the section Corporate Governance.

The Code of Business Conduct and Ethics (the 'Code') has been adopted by the Supervisory Board (the 'Board') of Euronav NV (together with its subsidiaries, the 'Company') for all of the Company's employees, directors and officers ('Relevant Persons').

The guidelines for the conduct of individuals in the Code applies to relationships with colleagues, customers, suppliers and government agencies with equal importance. Euronav should present itself as a professional and responsible organisation and the Code sets out a set of basic principles to guide Relevant Persons regarding the minimum requirements expected of them.

Third party risk policy and anti-corruption policy

Euronav is committed to conducting all of its business operations around the world in an honest, fair, transparent and ethical manner. The Anti-Corruption Policy is applicable to employees and persons who act on behalf of Euronav. Euronav has also become a member of the Maritime Anti-Corruption Network (MACN).

In general, any third parties who intend to trade with Euronav are subject to detailed scrutiny by the Internal Control department. This also considers the appropriateness of the business relationship in view of the Company's Anti-Corruption Policy, in addition to the Third Party Risk Policy. Any concerns in relation to the Anti-Corruption Policy may be raised through the Company's Whistleblower Hotline Platform via https://www.speakupfeedback.eu/web/euronav.

Transparency and accountability

Capital markets are subject to existing structures and controls. These provide robust and sustainable frameworks to reassure investors that executive management teams and boards conduct themselves and execute strategy correctly, and in a measurable way. Several agencies play a role when a company is listed as a publicly traded company. Stock exchanges require high standards of accounting discipline and regulatory compliance. Investors will also demand a consistent application of best practice in terms of presentation and detail of financial performance.



We participate on an annual basis in a number of initiatives which help us maintain a continuous dialogue with several stakeholders. Some of these initiatives require us to fill detailed standardized questionnaires covering a range of topics, to respond to follow up questions and to carry out interviews with several of our people. As such, they ensure a broad exposure of our practices and help us benchmark and improve over time, by comparing us to other companies but also to these stakeholders' expectations, which tend to increase overtime. The annual results for each of these initiatives are discussed internally and is a useful starting point for remediation and action plans. Some other initiatives require us to adhere to a set of standards and norms, as well as to actively promote certain best practices internally.

The list of initiatives to which we participate is as follows, and most are discussed elsewhere in this report : Bloomberg, PP, GtZ, MACN, CDP

Our publicly released information is also reviewed on an annual basis by rating agencies, etc

Euronav, along with other responsible tanker operators, has an obligation and duty to defend and promote our business model and wider corporate reputation. We believe that by signing up to initiatives such as the Poseidon Principles, the Global Maritime Forum and the Getting to Zero Coalition the Company is contributing actively and positively to improving shipping and crude tanker shipping's reputation by engaging with a diverse base of stakeholders.

Webber Research Ranking

Standards applied in other sectors in capital markets are not always observed or applied in shipping as they could, or in some cases should be. Webber Research organises a corporate governance scorecard for quoted shipping companies since 2016. The thinking behind the approach is that over time better returns are delivered by those companies with better corporate governance and increasingly with higher ESG credentials and disclosure.

Figure 37: Euronav percentile ranking on webber ESG scorecard since 2017


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0
77%
85%
87%
88%
96%
2017
2018
2019
2020
2021

Euronav has again been positioned in the top quartile in the Webber Research's ESG Scorecard for 2022, taking the 5th position as the highest ranked crude tanker company out of 52 shipping companies.

The Webber Research 2022 ESG Scorecard Report is accessible via: https://webberresearch.com/webber-research-esg-scorecard-2022/

GUBERNA

As Euronav strongly believes in the merits of corporate governance principles and is keen on further developing its corporate governance structure, Euronav joined GUBERNA as institutional member at the end of 2006. GUBERNA (www.guberna.be) is a knowledge centre promoting corporate governance in all its forms and offers a platform for the exchange of experiences, knowledge and best practices.

Internal Control & Risk Management

Internal control can be defined as a system developed and implemented by management that contributes to the oversight of the Company's activities, its efficiency and use of resources, and carried out in a manner that is appropriate to the objectives, size and complexity of its activities.

Risk management can be defined as a structured, consistent and continuous process aimed at identifying, assessing, deciding on responses to, and reporting on the opportunities and threats that may affect the achievement of the Company's objectives.

A Risk Management Charter has been created and approved by the Supervisory Board in furtherance of the Company's commitment to building a strong risk management culture. Clear roles and responsibilities have been drafted as well as risk management procedures.

The risk register identifies an individual risk owner for each risk. Risk owners review and certify their risks on a quarterly basis. The results of this quarterly certification are being reported to the Audit and Risk Committee by the Chief Risk Officer who is responsible for the effective operation of the risk management framework.

Euronav has also developed a Health, Safety, Quality and Environmental (HSQE) Management System, which integrates HSQE management into a system that fully complies with the ISM Code titled Safe Operation of Ships and Pollution Prevention.

To support financial reporting, Euronav operates a system of internal control over financial reporting, including policies and procedures to accurately reflect the transactions and dispositions of assets of the Company. The goal is to provide reasonable assurance that transactions are recorded in accordance with generally accepted accounting principles and that unauthorised acquisition or use or disposition of the Company's assets are detected promptly. Compliance is monitored by means of annual assessments performed by the internal audit function. Their outcome is reported to the corporate finance function, which presents a consolidated report to the Audit and Risk Committee.

More details on the exact role and responsibilities of the Audit and Risk Committee in relation to the internal control and risk management systems can be found in the section on its powers.

Euronav has established an internal audit function for the purpose of reviewing and analysing strategic, operational, financial and IT risks, to conduct specific assignments in accordance with the annual internal audit plan and to conduct investigations as needed and to report and discuss the findings with the Audit and Risk Committee. The scope of the internal audit covers both operations and internal control over financial reporting. The Internal Audit Department is staffed with designated resources, including those of other departments, and external service providers for competencies that are not available within the Company. Part of the internal audit work on internal control over financial reporting is outsourced to a qualified service provider (EY). The Internal Audit Manager reports both to the CEO and the Audit and Risk Committee.

Euronav has appointed KPMG as its external auditor to verify its financial results and compliance with Belgian legislation. The external auditor issues a report at least twice a year, which it presents to the Audit and Risk Committee. The Audit and Risk Committee has regular interactions with KPMG, including closed sessions without management present. The external auditor is also invited to attend the AGM to present its report.

Hedging policy

Euronav may hedge part of its exposure to cover changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. The Group does not hold or trade derivatives for speculative purposes. Euronav uses derivative financial instruments such as foreign exchange forward contracts, interest rate swaps, purchase of CAP options, sale of FLOOR options, currency swaps and other derivative instruments solely to manage its exposure to interest rates and foreign currency exchange rates and to achieve an appropriate mix of fixed and floating rate exposure as defined by the Group. For a more detailed position of Euronav's financial instruments, we refer to note 19 of the Financial Statements.

Risk factors

Summary

In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

- The strength of world economies and currencies, including the central banks policies intended to combat overall inflation and rising interest and adverse fluctuations of foreign exchange rates.;
- General market conditions, including the market for crude oil and for our vessels, fluctuations in charter rates and vessel values;
- The state of the global financial markets which may adversely impact the availability to us of additional financing and refinancing at rates and on terms acceptable to us, as well as our ability to obtain such, or to comply with the restrictive and other covenants in our financing arrangements, or to obtain hedging instruments at reasonable costs;
- Our ability to secure available and future grants and subsidies;
- Our business strategy and other plans and objectives for growth and future operations, including planned and unplanned capital expenditures;
- Our ability to generate cash to meet our debt service and other obligations;
- Our levels of operating and maintenance costs, including fuel and bunker costs, drydocking and insurance costs;
- Potential liability from pending or future litigations;
- Environmental, Social and Governance (ESG) expectations of investors, banks and other stakeholders and related costs of compliance with our ESG targets and objectives;
- Our dependence on key personnel and the availability of skilled workers, including seafarers and the related labor costs;
- The failure to protect our information systems against security breaches, or the failure or unavailability of these systems for a significant period of time for reasons such as a cyber-attack which may disrupt our business operations, and our inability to secure cyberinsurance at reasonable costs;
- The length and severity of a pandemic such as the ongoing coronavirus (COVID-19) outbreak and governmental response thereto, including its impacts across our business on demand for our vessels, our global operations, counterparty risk as well as its disruption to the global economy;
- General domestic and international geopolitical conditions including trade tensions between China and the United States, trade wars and disagreements between oil producing countries, including illicit oil trades;
- The shift from oil towards other energy sources such as electricity, natural gas, liquefied natural gas, hydrogen or other fuels;
- Technology and product risk including those associated with energy transition and fleet/systems rejuvenation to alternative propulsion;
- International sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including those taken in connection with the recent conflict between Russia and Ukraine;
- Any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or FCPA, or other applicable regulations relating to bribery;
- The impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after June 30, 2023 on any of our debt that reference LIBOR;
- Potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels;
- Vessel breakdowns and instances of off-hire;
- The supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for oil and thus maritime transportation of crude oil;
- Reputational risks, including related to climate change;
- Compliance with governmental, tax (including carbon related), environmental and safety regulations and regimes and related costs;
- Potential liability from future litigations related to claims raised by public-interest organizations or activism with regard to failure to adapt to or mitigate climate impact;

- Increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
- Any non-compliance with existing environmental regulations such as but not limited to (i) the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which reduced the maximum amount of sulfur that vessels may emit into the air as from January 1, 2020; (ii) the International Convention for the Control and Management of Ships' Ballast Water and Sediments or BWM which applies to us as of September 2019; (iii) the EC Fit-for-55 regulation and specifically with EU Emission Trading Schemes Maritime and FuelEU Maritime; (iv) the European Ship Recycling regulation for large commercial seagoing vessels flying the flag of a European Union or EU, Member State which forces shipowners to recycle their vessels only in safe and sound vessel recycling facilities included in the European List of ship recycling facilities which is applicable as of January 1, 2019;
- New environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
- Our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other counties, including the United States;
- Treatment of the Company as a "passive foreign investment company" by U.S. tax authorities;
- The failure of counterparties to fully perform their contracts with us;
- Adequacy of insurance coverage;
- Our ability to obtain indemnities from customers;
- Changes in laws, treaties or regulations;
- The inability of our subsidiaries to declare or pay dividends; and
- The losses from derivative instruments.

Risk Factors

Investing in our securities involves risk. We expect to be exposed to some or all of the risks described below in our future operations. Risks to us include, but are not limited to, the risk factors described below. Any of the risk factors described below could affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects, capacity to distribute dividends and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks on our business activities, financial condition, results of operations and prospects. Investors in our securities could lose all or part of their investment. It is advised to carefully consider the following information in conjunction with the other information contained or incorporated by reference in this document. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

Risks Relating to our Business

The tanker industry is cyclical and volatile, which may lead to reductions and volatility in charter rates, vessel values, earnings and available cash flow.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term liquidity.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity caused by changes in the supply and demand for oil and oil products. The carrying values of our vessels or our floating, storage and offloading (FSO) vessels may not represent their fair market values or the amount that could be obtained by selling the vessels at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates relating to, among other things, vessel values, future freight rates, earnings from the vessels, discount rates, residual values

and economic life of vessels. Many of these items have historically experienced volatility and both charter rates and vessel values tend to be cyclical. Declines in charter rates, vessel values and other market deterioration could cause us to incur impairment charges.

In general, the factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain.

The main factors that influence demand for tanker capacity include:

- Supply of and demand for oil and petroleum products;
- Changes in the consumption of oil and petroleum products due to availability of new, alternative energy sources or changes in the price of oil and petroleum products relative to other energy sources or other factors making consumption of oil and petroleum products less attractive;
- Increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing or the development of new pipeline systems in markets we may serve or the conversion of existing non-oil pipelines to oil pipelines in those markets;
- Regional availability of refining capacity and inventories compared to geographies of oil production regions;
- National policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);
- Global and regional economic and political conditions and developments, armed conflicts including the conflict between Russia and Ukraine, terrorist activities, trade wars, public health threats, tariffs embargoes, illicit trades of crude oil and strikes;
- Currency exchange rates, most importantly versus USD;
- Changing trade patterns and the distance over which the oil and the oil products are to be moved by sea;
- Changes in seaborne and other transportation patterns, including shifts in transportation demand between crude oil and refined oil products and the distance they are transported by sea;
- Changes in governmental or maritime self-regulatory organizations' rules and regulations or actions taken by regulatory authorities;
- Environmental and other legal and regulatory developments;
- Developments in international trade, including those relating to the imposition of tariffs; and
- International sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

- The demand for alternative energy resources;
- The number of newbuilding orders and deliveries, including slippage in deliveries, as may be impacted by the availability of financing for shipping activity;



- The degree of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations;
- Oil product imbalances (affecting the level of trading activity) and developments in international trade;
- The number of conversions of tankers to other uses;
- Business disruptions, including supply chain issues, due to natural or other disasters, or otherwise;
- The number of vessels that are out of service, laid up, dry-docked or used as storage units or blocked in port or canal congestions; and
- Environmental concerns and uncertainty around new regulations in relation to amongst others new technologies which may delay the ordering of new vessels.

We anticipate that the future demand for our tankers will be dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Given the number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.



Furthermore, the conflict in Ukraine combined with inflationary pressures and/or supply chain disruptions across most major economies have negatively impacted certain of the countries in which we operate in and may lead to a global economic slowdown, which might in turn adversely affect demand for our vessels. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and has impacted fuel prices. Notably, various jurisdictions have imposed sanctions against Russia directly targeting the maritime transport of goods originating from Russia, such as of oil products. Such measures, and the response of targeted jurisdictions to them, have disrupted trade patterns of certain of the goods which we transport and have correspondingly impacted charter rates for the transport of such goods. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could begin to weaken.

Declines in oil and natural gas prices or decreases in demand for oil and natural gas for an extended period of time, or market expectations of potential decreases in these prices and demand, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies' capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. Sustained periods of high oil prices on the other hand may be destructive for demand. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies or decrease in the demand for oil and natural gas could reduce our revenues and materially harm our business, results of operations and cash available for distribution (see also "Peak Oil" below).

A substantial portion of our revenue is derived from a limited number of customers and the loss of any of these customers could result in a significant loss of revenues and cash flow.

We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2022, Valero Energy Corporation, or Valero, accounted for 8% of our total revenues in our tankers segment . In addition, our only FSO customer for both of our FSO's as of December 31, 2022, was North Oil Company which accounted for 5% of our revenues as of such date. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise.

In addition, a charterer may exercise its right to terminate the charter if, among other things:

- The vessel suffers a total loss or is damaged beyond repair;
- We default on our obligations under the charter, including prolonged periods of vessel off-hire;
- War, sanctions, or hostilities significantly disrupt the free trade of the vessel;
- The vessel is requisitioned by any governmental authority; or
- A prolonged force majeure event occurs, such as war, piracy, terrorism, global pandemic or political unrest, which prevents the chartering of the vessel, in each case in accordance with the terms and conditions of the respective charter.

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications such as if average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount. Additionally, compensation under our FSO service contracts is based on daily performance and/or availability of each FSO in accordance with the requirements specified in the applicable FSO service contracts. The charter payments we receive under our FSO service contracts may be reduced or suspended (as applicable) if the vessel is idle, but available for operation, or if a force majeure event occurs, or we may not be entitled to receive charter payments if the FSO is taken out of service for maintenance for an extended period, or the charter may be terminated if these events continue for an extended period. In addition, our FSO service contracts have day rates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, our FSO service contracts include yearly escalation provisions. These provisions are designed to compensate us for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable escalation provisions.

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. We are exposed to changes in the spot market rates associated with the deployment of our vessels. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.

We are dependent on spot charterers and any decreases in spot charter rates in the future may adversely affect our earnings and ability to pay dividends.

As of December 31, 2022 , 56 of our vessels were employed directly in the spot market, 38 of our vessels were employed in the Tankers International (TI) Pool, in which we were a founding member in 2000, eight of our vessels were employed on long-term charters, of which the average remaining duration is 4.1 years, including 5 with profit sharing components.

We will be exposed to prevailing charter rates in the crude tanker sectors when these vessels' existing charters expire, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

The spot market is very volatile and there have been and will be periods when spot charter rates decline below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in

the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the Company.

We continuously evaluate potential transactions, such as business combinations, as well as the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short term investments or other transactions, that we believe will be accretive to earnings, enhance shareholder value or are in the best interest of the Company. The diversion of management's attention, any delays or difficulties encountered in connection with a potential transaction, the failure to realize any or all of the anticipated benefits of the transaction or the ability to close such transaction within the time periods anticipated may have material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.

Potential organizational changes may impact us, potentially resulting in loss of business and the loss of key employees or declines in employee productivity. Uncertainties associated with any senior management transitions could lead to concerns from current and potential third parties with whom we do business, any of which could hurt our business prospects.Turnover in key leadership positions within the Company, or any failure to successfully integrate key new hires or promoted employees, may adversely impact our ability to manage the Company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of existing personnel, any of which could have a material adverse effect on our business, operating results, financial results and internal controls over financial reporting.



Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations. Increased inflation, including rising prices for items, such as fuel, parts and components, freight, packaging, supplies, labor and energy increases the Company's operating costs. The Company does not currently use financial derivatives to hedge against volatility in commodity prices. The Company uses market prices for materials, fuel, parts and components. The Company may be unable to pass these rising costs onto its customers. To mitigate this exposure, the Company attempts to include cost escalation clauses in its longer-term marine transportation contracts whereby certain costs, including fuel, can largely be passed through to its customers. Results of operations and margin performance can be negatively affected if the Company is unable to mitigate the impact of these cost increases through contractual means and is unable to increase prices to sufficiently offset the effect of these cost increases.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (ESG) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights in recent years, and have placed increasing importance on the implications and social costs of their investments.

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance

to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the "Task Force"). The Task Force's goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force's purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. These proposed sets of rules are not effective as of the date of this annual report.

The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company's ESG practices. Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a company's reputation or stock price, resulting in direct or indirect material and adverse effects on the company's business and financial condition.

The increase in shareholder proposals submitted on environmental matters and, in particular, climate-related proposals in recent years indicates that we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to implement, monitor, report and comply with wide ranging ESG requirements. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to greenhouse gases and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Moreover, from time to time, in alignment with our sustainability priorities, we aim at establishing and publicly announce goals and commitments in respect of certain ESG items, such as shipping decarbonization. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established standardized approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

Finally, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

We had $1.795,6 and $1,807.9 million of indebtedness as of December 31, 2022 and December 31, 2021 respectively, and expect to incur additional indebtedness as we further expand our fleet. Borrowing under our credit facilities are

secured by our vessels and certain of our and our vessel-owning subsidiaries' bank accounts and if we cannot service our debt, we may lose our vessels or certain of our pledged accounts. Borrowings under our credit facilities and other debt agreements requires us to dedicate a part of our cash flow from operations to paying interest and principal on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates.

Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to enable us to satisfy our short-term or medium- to long-term liquidity requirements or to otherwise satisfy our debt obligations, we may have to undertake alternative financing plans, which could dilute shareholders or negatively impact our financial results.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare that our debt, totally or partially, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facilities.

Our agreements governing our indebtedness also impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio, which means that the facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan, as a result of which a repayment in the same amount may be required. In addition, certain of our credit facilities will require us to satisfy certain financial covenants, which require us to, among other things, maintain:

- An amount of current assets, which may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year, that, on a consolidated basis, exceeds our current liabilities;
- An aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;


EURONAV

- An aggregate cash balance of at least $30.0 million; and
- A ratio of stockholders' equity to total assets of at least 30%.

In general, the operating restrictions that are contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:

- Effect changes in management of our vessels;
- Transfer or sell or otherwise dispose of all or a substantial portion of our assets;
- Declare and pay dividends if there is or will be, as a result of the dividend, an event of default or breach of a loan covenant; and
- Incur additional indebtedness.

A violation of any of our financial covenants or operating restrictions contained in our credit facilities may constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities, or those of our 50%-owned joint ventures.

As of December 31, 2022, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

We depend on our executive officers and employees, and the loss of their services could, in the short term, have a material adverse effect on our business, results and financial condition.

We depend on the efforts, knowledge, skill, reputations and business contacts of our executive officers and other key employees. Accordingly, our success will depend on the continued service of these individuals. We may experience departures of senior executive officers and other key employees, and we cannot predict the impact that any of their departures would have on our ability to achieve our financial objectives. The loss of the services of any of them could, in the short term, have a material adverse effect on our business, results of operations and financial condition.

Rising fuel prices may adversely affect our profits.

Since we primarily employ our vessels in the spot market, we expect that fuel will typically be the largest expense in our shipping operations for our vessels. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the ongoing conflict between Russia and Ukraine, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (OPEC), and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel may therefore become much more expensive in the future and we might not be able to fully recover this increased cost through our charter rates.

Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are operated on the spot market under voyage charter. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Further, fuel has become much more expensive as a result of regulations mandating a reduction in sulfur emissions to 0.5% as of January 2020, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Other future regulations may have a similar impact.

Due to the risk within the market, and the self-sanctioning of Russian oil flows, the price of marine fuels has increased and will continue to be high for the foreseeable future due to Russia supplying bunker markets with 20% of the global fuel demand in HSFO, VLSFO and MGO markets. Bunker prices have increased significantly during 2021 and have continued rising during 2022. Prices for very low sulfur fuel oil, or VLSFO, in Singapore started at around $415 per metric ton in January 2021 and reached $620 per metric ton by the end of December 2021, an increase of about 50%. The price of VLSFO has increased significantly as a result of the conflict in Ukraine and, indicatively, the price for VLSFO in Singapore reached approximately $1,100 per metric ton in July 2022, but has since decreased. As of February 9, 2023, the price of VLSFO in Singapore was approximately $656 per metric ton but uncertainty regarding its future direction remains. These price increases will negatively impact the cost structure of the vessels making it more expensive to ship freight on long haul voyages.

With the exception of 12 VLCC vessels and four Suezmax vessels, none of our vessels are equipped with scrubbers and as of January 1, 2020 we have transitioned to burning IMO compliant fuels. We continue to evaluate different options in complying with IMO and other rules and regu-

lations and continue to work closely with suppliers and producers of both scrubbers and alternative mechanisms. We currently procure physical low sulfur fuel oil directly on the wholesale market with a view to secure availability of qualitative compliant fuel and to capture volatility in prices between high sulfur and low sulfur fuel oil. The procurement of large quantities of low sulfur fuel oil implies a commodity price risk because of fluctuations in price between the time of purchase and consumption. Whilst we may implement financial strategies with a view to limiting this risk, we cannot give assurance that such strategies will be successful in which case we could sustain significant losses which could have a material impact on our business, financial condition, results of operation and cash flow. The storage of and onward consumption on our vessels of the procured commodity may require us to blend, co-mingle or otherwise combine, handle or manipulate such commodities which implies certain operational risks that may result in loss of or damage to the procured commodities or the vessels and their machinery.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure.

Beyond our vessels, we experience threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our IT systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

We rely on industry accepted security and control frameworks and technology to securely maintain confidential and proprietary information and personal data maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows. Furthermore, as from May 25, 2018, data breaches on personal data as defined in the General Data Protection Regulation 2016/679 (EU), could lead to administrative fines up to EUR 20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.

Moreover, cyberattacks against the Ukrainian government and other countries in the region have been reported in connection with the ongoing conflict between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. It is difficult to assess the likelihood of such threat and any potential impact at this time.

Further, in March 2022, the SEC proposed amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The proposed amendments, if adopted, would require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures

In the highly competitive international market, we may not be able to compete effectively for charters.

Our vessels are employed in a highly competitive market that is capital intensive. Competition arises from other vessel owners, including major oil companies, national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies which may all have substantially greater resources than us. Competition for the transportation of crude oil and other petroleum products depends on price, location, size, age, condition and the acceptability of the vessel operator to the charterer. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions, and may be able to offer more competitive prices and fleets. We believe that because ownership of the world tanker fleet is highly fragmented, however, no single vessel owner is able to influence charter rates.

We are subject to certain risks with respect to our counterparties and failure of our counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter in the future, various contracts, including shipbuilding contracts or long-term contracts such as the FSO vessels operating offshore Qatar, credit facilities, insurance agreements, voyage and time charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks.

Euronav has established a detailed counterparty risk policy to set forth processes for avoiding, monitoring, mitigating and effectively managing the risk of default through a credit limit system that restricts the exposure Euronav may have on any single counterparty, as well as other mitigating measures. Counterparty limits are monitored periodically and are calculated taking into account a range of factors that govern the approval of all counterparties, including an assessment of the counterparty's financial soundness and financial ratings (if any), reputation, compliance and regulatory/legal risk based on current and prospective risk to earnings or assets arising from violations by the counterparty of, or nonconformance with, international sanction lists (such as OFAC, UK Sanctions and Anti-Money Laundering Act, EU Sanction List), laws, rules, regulations, prescribed practices, internal policies and procedures, or ethical standards.

Notwithstanding these measures, the ability and willingness of each of our counterparties to perform its payment and other obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, the supply and demand for commodities, such as oil and other petroleum products, work stoppages or other labor disturbances, including as a result of the outbreak of COVID-19 and various expenses. Should a counterparty fail to honor its obligations under any such contract or attempt to renegotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our ordinary shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.

In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows, ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, including in 2020, 2021 and 2022 as a result of the COVID-19 pandemic and the ongoing conflict between Russia and Ukraine. While the global economy had improved in recent years, the outbreak of COVID-19 dramatically disrupted the global economy. Economic growth is expected to slow, including due to supply-chain disruption, the recent surge in inflation and related actions by central banks and geopolitical conditions, with a significant risk of recession in many parts of the worlds in the near term. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make,


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it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our ordinary shares.

Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Further, in 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework by which financial institutions can assess the climate alignment of their ship finance portfolios, called the Poseidon Principles, and additional lenders have subsequently announced their intention to adhere to such principles. If the ships in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, to which we are a participant, the availability and cost of bank financing for such vessels may be adversely affected.



If economic conditions throughout the world decline, this will impede our results of operations, financial condition and cash flows.

There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

Cargo volumes remained below 2019 levels for most of 2022 as a result of restrictions on economic activity and a consequent reduction in both the demand for crude and the supply of export cargoes attributable to the Omicron variant of COVID-19 as well as the implementation of the G7 Price cap on Russian crude oil exports. We cannot guarantee a recovery in freight rate and market activity as a result of the highly unpredictable nature of the COVID-19 pandemic. Please also see "The continuing effects of the COVID-19 pandemic and other outbreaks of epidemic and pandemic diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations." We face risks attendant to changes in economic environments, changes in margins or interest rates, changes in sanctions regimes and trade restrictions imposed by governments especially as implemented in response to the invasion of Ukraine. We face risk in changing government regulations, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Continuing concerns over COVID-19, inflation, rising interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve loading or discharging operations in ports in the Asia Pacific region. As a result,

any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects.

We cannot assure you that the Chinese economy will not experience a significant contraction in the future. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and "trade wars". In recent years, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. Although the United States and China successfully reached an interim trade deal in January of 2020 that de-escalated the trade tensions with both sides rolling back tariffs, the extent to which the trade deal will be successfully implemented is unpredictable. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

If there is an economic slowdown in the Asia Pacific region, especially in China, it may have a negative effect on us. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2022, however, is estimated to be around 3.0%, down from the growth rate of 8.1% for the year ended December 31, 2021. Following the emergence of the COVID-19, China experienced reduced industrial activity with temporary closures of factories and other facilities, labor shortages and restrictions on travel. As such, China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by an economic downturn in any of these countries.

Also, several initiatives are underway in China with a view to reduce their dependency on (foreign) oil, such as the Net Zero 2060 initiative and development of shale oil on their own territory, which could impact the need for oil transportation services. The method by which China attempts to achieve carbon neutrality by 2060, and any attendant reduction in the demand for oil, petroleum and related products, could have a material adverse effect on our business, cash flows and results of operations.

In addition, President Xi Jinping committed his country to achieving carbon neutrality by 2060 at the UN General Assembly despite that carbon emissions are currently a prominent part of China's economic and industrial structure as it relies heavily on nonrenewable energy sources, generally lacks energy efficiency, and has a rapidly growing energy demand. Depending on how China attempts to achieve carbon neutrality by 2060, including through the reduction in the use of oil, an overall increase in the use of nonrenewable energy as part of the energy consumption mix and through other means, any reduction in the demand for oil and oil products and our tanker vessels could have a material adverse effect on our business, cash flows and results of operations.

The Chinese government may adopt policies that favor domestic oil tanker companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty, and supply chain constraints.

There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. While market conditions have improved, continued adverse and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows, and could cause the price of our ordinary shares to decline.

Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to

enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. Relatedly, certain banks have reduced or ceased lending for oil cargoes, which could have an adverse economic impact on our customers.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations.

A shift in consumer demand from oil towards other energy sources may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry and our lack of diversification will potentially affect the demand for our vessels. We rely almost exclusively on the cash flows generated from charters for our vessels that operate in the tanker sector of the shipping industry. Due to our lack of diversification, adverse developments in the tanker shipping industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. Adverse developments in the tanker business could therefore reduce our ability to meet our payment obligations and our profitability.

A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, liquefied natural gas or hydrogen will potentially affect the demand for our tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

"Peak oil" is the year when the maximum rate of extraction of oil is reached. Recent forecasts of "peak oil" range from the late 2020s to 2040, depending on economics and how governments respond to global warming. OPEC maintains that demand for oil will plateau around 2040, despite transition toward other energy sources. Irrespective of "peak oil", the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which appears to be accelerating as a result of the COVID pandemic, as well shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Changes to trade patterns for oil and oil products may have a material adverse effect on our business.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of oil and oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Lack of technological innovation to meet quality and efficiency requirements could reduce our charter hire income and the value of our vessels.
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced tankers have been built, since our vessels were constructed and tankers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new tankers carriers are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly,

technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows financial condition and ability to pay dividends.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

As of December 31, 2022, we currently have eight vessels under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, public health threats, adverse weather conditions or any other potential events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

If for any reason we default under any of our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realizing potential revenues from such vessels, we could also lose all or a portion of our investment, including any installment payments made, and we could be liable for penalties and damages under such contracts. as well as suffer reputational damage.

In addition, in the event a shipyard does not perform under its contract, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other applicable governmental authorities, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our ordinary shares.

Although no vessels owned or operated by us have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government, the European Union, or other applicable governmental authorities (Sanctioned Jurisdictions) in violation of sanctions or embargo laws during 2022, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers' instructions and/or without our consent. If such activities result in violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, suspension of our license to operate or other sanctions, and our reputation and the market for our ordinary shares could adversely affected



The laws and regulations of these different jurisdictions vary in their application, and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU both have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus

on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be or become affiliated with persons or entities that are now or may in the future be the subject of sanctions imposed by the U.S. Government, the European Union, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries are a party or if we are found to be in violation of such applicable sanctions or embargoes, we could face monetary fines, we may suffer reputational harm and our results of operations may be adversely affected.

As a result of Russia's actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business, given Russia's role as a major global exporter of crude oil and natural gas. Both the EU as well as the United States have implemented sanction programs, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on new investments in Russia, among other restrictions. Furthermore, the EU and the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in reputational damages, fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us.

Terrorist attacks and international hostilities and instability can affect the tanker industry, which could adversely affect our business.
Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect both the Company's ability to charter its vessels and the charter rates payable under any such charters. In addition, Euronav operates in a sector of the economy that is likely to be adversely impacted by the effect of political instability, terrorist or other attacks, war or international hostilities. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the ongoing conflicts between Russia and the Ukraine.

Recent developments in the Ukraine region and continuing conflicts in the Middle East may lead to additional armed conflicts around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

These uncertainties could also adversely affect our ability to obtain additional financing or insurance on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

These factors could also increase the costs to the Company of conducting its business, particularly crew, insurance and security costs, and prevent or restrict the Company from obtaining insurance coverage, all of which have a material adverse effect on our business, financial condition, results of operations and cash flows.

The continuing effects of the COVID-19 pandemic and other outbreaks of epidemic and pandemic diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations.
The COVID-19 pandemic and variants that have emerged have let to numerous actions taken by governments and governmental agencies in an attempt to mitigate its spread, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. These measures have and will likely continue to cause trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities. In 2022, a resurgence of COVID-19 cases led to China's government to impose quarantine regulations in certain provinces of China under China's zero-COVID policy. However, by the end of 2022, many of these measures, including China's zero-COVID policy, were relaxed. Nonetheless, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for tanker vessels may deteriorate and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for tanker and other shipping sectors, including, among other things:

- Low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
- Decreases in the market value of tanker vessels and limited second-hand market for the sale of vessels;
- Limited financing for vessels;
- Loan covenant defaults; and
- Declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. In addition, any case of COVID-19 amongst crew, could result in a quarantine period for that vessel and, in turn, loss of charter hire and additional costs.

The ultimate extent to which the COVID-19 pandemic impacts our business, financial condition, and results of op-


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erations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, proliferation of variants and increase in the transmissibility of the virus, its impact on the global economy, actions taken to contain or limit the impact of COVID-19, such as the availability of an effective vaccine or treatment, geographic variation in how countries and states are handling the pandemic, how long current restrictions over travel and economic activity in many countries across the globe remain in place over the course of the pandemic, and how quickly and to what extent normal economic and operating conditions may potentially resume.

Failure of the continued spread of the COVID-19 virus to be controlled, including due to the emergence of variants such as Delta and Omicron, could significantly impact economic activity, and demand for oil and other petroleum products, which could further negatively affect our business, financial condition, results of operations and cashflows.

Effects of the current and any future pandemic may include, among others: deterioration of economic conditions and activity and of demand for oil and other petroleum products; operational disruptions to us (such as but not limited to, crew rotation and crew fatigue) or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance (including access to spare parts), modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities; potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers, joint venture partners or other business partners.

Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

On March 5, 2021, the U.K. Financial Conduct Authority announced the future cessation or loss of representativeness of LIBOR as currently published by the ICE Benchmark Administration (IBA) with a target date immediately after June



30, 2023. As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on LIBOR, movements in interest rates could negatively affect our financial performance. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the IBA, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom's Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

In order to manage our exposure to interest rate fluctuations under LIBOR, the Secured Overnight Financing Rate (SOFR) or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

Variable rate indebtedness could subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates increase and we are unable to effectively hedge our interest rate risk, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would decrease.

Dependence on third party service providers.

The Company currently outsources to third party service providers certain management services of its fleet, including certain aspects of technical, commercial and crew management. In particular, the Company has entered into ship management agreements that assign technical and crew management responsibilities to a third party technical manager for 11% of the Company's fleet and the Company has transferred commercial management of part of its fleet to the Tankers International Pool or TI Pool.

In such outsourcing arrangements, the Company has transferred direct control over technical, crew and commercial management of the relevant vessels, while maintaining significant oversight and audit rights, and must rely on third party service providers to, among other things:

- Comply with their respective contractual commitments and obligations owed to the Company, including with respect to safety, security, quality, proper crew management and environmental compliance of the operations of the Company's vessels;
- Comply with requirements imposed by the U.S. government, the UN and the EU (i) restricting certain transactions and calls on ports located in countries that are subject to sanctions and embargoes and (ii) prohibiting bribery and other corrupt practices;
- Respond to changes in customer demands for the Company's vessels;
- Obtain supplies and materials necessary for the operation and maintenance of the Company's vessels;
- Recruit crew members with training, licenses and experience appropriate for the Company's vessels; and
- Mitigate the impact of labor shortages and/or disruptions relating to crews on the Company's vessels.

The failure of third-party service providers to meet such commitments could lead to legal liability for or other damages to the Company. The third-party service providers the Company has selected may not provide a standard of service comparable to that which the Company would provide for such vessels if the Company directly provided such services. The Company relies on its third-party service providers to comply with applicable law, and a failure by such providers to comply with such laws may subject the Company to liability or damage its reputation even if the Company did not engage in the conduct itself. Furthermore, damage to any such third party's reputation, relationships or business may reflect on the Company directly or indirectly and could have a material adverse effect on the Company's reputation and business.

The third-party managers have the right to terminate their agreements. If the third-party manager exercises that right, the Company will be required either to enter into substitute agreements with other third parties or to assume

those management duties. The Company may not succeed in negotiating and entering into such agreements with other third parties and, even if it does so, the terms and conditions of such agreements may be less favorable to the Company. Furthermore, if the Company is required to dedicate internal resources to managing its fleet (including, but not limited to, hiring additional qualified personnel or diverting existing resources), that could result in increased costs and reduced efficiency and profitability. Any such changes could result in a temporary loss of customer approvals, could disrupt the Company's business and have a material adverse effect on the Company's business, results of operations and financial condition.

Attracting and retaining motivated, well-qualified seagoing personnel is a top priority. In addition to our shore-based personnel, we employ officers and crew members on our owned fleet. In crewing our vessels, we employ certain employees with specialized training who can perform physically demanding work. If our crew are unable to adequately perform, it may negatively impact our business, financial condition or results of operations. This could harm our reputation as a safe and reliable vessel owner and operator.

Risks Relating to Legal and Regulatory Matters

We are subject to complex laws and regulations, including environmental laws and regulations that can increase our liability and adversely affect our business, results of operations and financial condition.

We operate worldwide, where appropriate, through agents or other intermediaries. Compliance with complex local, foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the European General Data Protection Regulation, enforceable as from May 25, 2018 and the EU-US Privacy Shield Framework, as adopted by the European Commission on July 12, 2016), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the FCPA and other U.S. federal laws and regulations established by the office of Foreign Asset Control, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.

Given the high level of complexity of these laws, there is a risk that we, our agent or other intermediaries may inadvertently breach certain provisions thereunder. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations also could result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

Our operations are also subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Oil spills that occur from time to time may also result in additional legislative or regulatory initiatives that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remedi-



ation of spills and releases of hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Now there are a lot of non-mandatory sustainability (non-financial information) reporting standards. Companies are not obliged to structure their sustainability reporting framework based on these standards, such as the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative,(GRI), however, increasing consistency and transparency increases awareness and visibility towards stakeholders and investors providing a benchmarking foundation. On 5 January 2023 the Corporate Sustainability Reporting Directive (CSRD) entered into force (2022/2464/EU). This new directive modernizes and strengthens the rules about the social and environmental information that companies have to report. A broader set of large companies, as well as listed SMEs, will now be required to report on sustainability. Companies subject to the CSRD will have to report risks and opportunities arising from social and environmental issues according to European Sustainability Reporting Standards (ESRS). The standards will be tailored to EU policies, while building on and contributing to international standardization initiatives. The CSRD also makes it mandatory for companies to have an audit of the sustainability information that they report. In addition, it provides for the digitalisation of sustainability information. The first companies will have to apply the new rules for the first time in financial year 2024, for reports published in 2025. The diligence and granularity level of that new reporting framework is unprecedented. Therefore, we will need to dedicate additional resources for monitoring, managing and securing compliance with that new framework. That implies extra financial resources leveraged for addressing such new compliance requirement both channeled to internal or external expertise acquisition and external auditing services. Lack of compliance with such requirements may have adverse impacts on our Company image and financial penalties: potential public declaration describing infraction and identifying entity, cease-and-desist orders or administrative penalties.

In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships (MARPOL), which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the BWN Convention of the International Maritime Organization (IMO), which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulfur

fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

We are subject to international safety regulation and if we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by government regulations in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. As such, we are subject to the requirements set forth in the IMO's International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, the International Ship & Port Facility Security Code. or ISPS Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS, as well as to other conventions, mainly MARPOL, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, etc. Failure to comply with these requirements may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports. The U.S. Coast Guard or USCG and E.U. Authorities enforce compliance with the ISM and ISPS Codes and prohibit non-compliant vessels from trading in U.S. and E.U. ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.


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Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, 20 countries have ratified or approved accession of the Hong Kong Convention, but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

On November 20, 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation, or ESSR, which, among other things, retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European List.

Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List. As of December 31, 2022, all our EU-flagged vessels met this weight specification. The European List presently includes eight facilities in Turkey but no facilities in the major ship recycling countries

in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the International Oil Pollution Prevention or IOPP renewal survey, existing vessels constructed before September 8, 2017 are required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed (keel-laid) on or after September 8, 2017 are required to comply with the D-2 standards on or after September 8, 2017. We currently have ten vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (VGP) program and U.S. National Invasive Species Act (NISA) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act or (VIDA), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (EPA) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incident Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial additional costs which may adversely affect our profitability.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries, the European Commission and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, taxonomy of 'green' and 'brown' economic activities, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, IMO's Marine Environment Protection Committee (MEPC) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index (EEDI) for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

The European Commission has proposed adding shipping to the EU Emission Trading Scheme (EU ETS) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organisation responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organisation or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the outset. Big offshore vessels of 5,000 gross tonnage and above will be included in the Monitoring, Reporting and Verification (MRV') of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore



vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU's Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

The EU ETS will be applied for maritime shipping as of 2024 with a phase-in period. Shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The geographical scope covers emissions generated at berth and on intra-EU voyages as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The person or organisation responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organisation or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU's Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

While an EU ETS could accelerate building more efficient ships, any regional system comes with significant administrative burden and a risk of market distortion. To drive the market towards more energy efficient ships, it is crucial that the EU polluter pays principle is applied. In terms of shipping chartering agreements, the 'polluter' might be considered as the body responsible for the decision of speed. The level of speed is dictating the fuel consumption during voyage and impact of greenhouse gas (GHG) emissions. Therefore, we believe that compliance accountability should lie to the entities that decide on the operational speed of the vessel.

Territorial taxonomy regulations in geographies where we are operating and are regulatory liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, the EU has already introduced a set of criteria for economic activities which should be framed as 'green', called EU Green Taxonomy. The EU taxonomy is a classification regulatory system which attempts to identify environmentally sustainable economic activities. The requirement to deliver sustainability indicators under Article 8 of the Taxonomy Regulation is applicable as of 01/01/2022, to companies subject to the obligation to publish non-financial statements in accordance with Article 19a or Article 29a of the Accounting Directive 2013/34/EU. The Non-financial Reporting Directive (Directive 2014/95/EU, NFRD) is an amendment to the Accounting Directive (Directive 2013/34/EU). Under the NFRD, large listed companies, banks and



insurance companies ('public interest entities') with more than 500 employees are required to publish reports on the policies they implement in relation to social responsibility and other sustainability related information (Act 14, Art. 1 and Art. 29a). Article 8 of the Taxonomy Regulation requires companies falling within the scope of the existing NFRD, and additional companies brought under the scope of the proposed Corporate Sustainability Reporting Directive, to report certain indicators on the extent to which their activities are sustainable as defined by the EU Taxonomy.

Taxonomy and NFRD application apply to companies with an average number of employees during the specific financial year exceeding 500 and a balance sheet total exceeding €20 million or net turnover exceeding €40 million on balance sheet date. Euronav employs approximately 3000 people, on shore and on board, whilst the majority of them are seafarers. Seafarers are not classified as FTEs as they are associated with external agents. Euronav had 440 FTEs on our payroll registered. Given that condition the Company does not qualify for mandatory reporting of EU Taxonomy eligibility and alignment. This is going to be waived once Euronav is subject to CSRD and European Sustainability Reporting Standards where the Company will be required to report its Taxonomy eligibility and alignment as part of CSRD reporting requirements. The outcome of such provision might result in either an increase in the cost of capital and/or gradually reduced access to financing.

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas or other alternative energy sources, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index ("EEXI"), and (ii) operational carbon intensity reduction requirements, based on a new operational Carbon Intensity Indicator ("CII"). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculated "required" EEXI levels based on the vessel's technical design, such as vessel type, date of creation, size and baseline. Additionally, an "attained" EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel's attained EEXI must be less than the vessel's required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel's attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to in-

clude certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

MPEC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have been entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference ("COP26"). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to "green" our vessels.



In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

In March 2022, the SEC announced proposed rules with respect to climate-related disclosures, including with respect to greenhouse gas emissions and certain climate-related financial statement metrics, which would apply to foreign private issuers listed on US national securities exchanges, such as us. Compliance with such reporting requirements or any similar requirements may impose substantial obligations and costs on us. If we are unable to accurately measure and disclose required climate-related data in a timely manner, we could be subject to penalties in certain jurisdictions.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition to the peak oil risk from a demand perspective, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our own operations or that of suppliers and service providers in our value chain, including with respect to infrastructures on which we rely to be able to conduct our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Risk Factors Relating to Tax Matters

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a Passive Foreign Investment Company, or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, our income from our time and voyage chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute assets that produce or are held for the production of "passive income."

There is substantial legal authority supporting this position, consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the ordinary shares.

We may have to pay tax on United States source shipping income, or taxes in other jurisdictions, which would reduce our net earnings.

Under the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder by the United States Department of the Treasury or an applicable U.S. income tax treaty.

We and our subsidiaries continue to take the position that we qualify for either this statutory tax exemption or exemption under an income tax treaty for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares (5% Shareholders) owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there does not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

We may also be subject to tax in other jurisdictions, which could reduce our earnings.

Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to dividends or other distributions made by us.

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990, or the Parent-Subsidiary Directive or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Treaty. The U.S.-Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Treaty. The 5% withholding tax applies in cases where the U.S. shareholder is a company which holds at least 10% of the shares in the Company. A 0% Belgian withholding tax applies when the shareholder is a company which has held at least 10% of the shares in the Company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Treaty.



Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

Shortly after its incorporation in 2003, Euronav applied for treatment under the Belgian tonnage tax regime. It was declared eligible for this regime by the Federal Finance Department on October 23, 2003 for a ten-year period. In line with the tonnage tax regulations, which are part of the normal corporate tax regime in Belgium, profits from the operation of seagoing vessels are determined on a lump sum basis based on the net registered tonnage of the particular vessels. After this first ten-year period had elapsed, the tonnage tax regime has been automatically renewed for another ten-year period. This tonnage tax replaces all factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in Belgium.

Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results.

Euronav is also operating vessels under Belgian, French, Greek, Marshall Island and Liberian Flag for which the Company is paying the required tonnage tax in these particular jurisdictions.

There is, however, no guarantee that the tonnage tax regime will not be reversed or that other forms of taxation will not be imposed such as, but not limited to, a global minimum tax, a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent such changes would be implemented on the EU level only, the global level playing field may be distorted and put the Company in a weaker competitive position compared to its non-EU peer companies.

Risks Relating to Investment in our Ordinary Shares

The price of our ordinary shares has fluctuated in the past, has been volatile and may be volatile in the future, and as a result, investors in our ordinary shares could incur substantial losses.

Our share price may be highly volatile and future sales of our ordinary shares could cause the market price of our ordinary shares to decline.

The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic, regulatory and ESG trends, general market conditions, rumors

and fabricated news, COVID-19 impacts and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume variability due to various factors, including the prospect of increased interest rates, notable market fluctuations in the first calendar quarter of 2022 to date. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our ordinary shares and impact a potential sale price if holders of our ordinary shares decide to sell their shares.

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future. The price of our ordinary shares has ranged from a price of between $9.04 and $17.01 between January 1, 2022 and December 31, 2022. Our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our ordinary shares. The market price for our ordinary shares may be influenced by many factors, including the following:

- Investor reaction to the execution of our business strategy, including mergers and acquisitions;
- Shareholder activism;
- Our continued compliance with the listing standards of NYSE and/or Euronext Brussels;
- Regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry, including those related to climate change;
- Variations in our financial results or those of companies that are perceived to be similar to us;
- Our ability or inability to raise additional capital and the terms on which we raise it;
- Declines in the market prices of stocks generally;
- Trading volume of our ordinary shares;
- Shorting activity in relation to our share;
- Sales of our ordinary shares by us or our stockholders;
- General economic, industry and market conditions; and
- Other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

These broad market and industry factors may seriously harm the market price of our ordinary shares, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the stock price of our ordinary shares has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our ordinary shares could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices.

In addition, securities of certain companies have recently experienced significant and extreme volatility in stock price due short sellers of shares of ordinary shares, known as a "short squeeze". These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the Company. Many investors who have purchased shares in those companies at an inflated rate risk losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

From time to time our Supervisory Board may authorize a share buyback within the Belgian legal framework. There is no guarantee that we will repurchase shares at a level anticipated by stockholders or at all, which could reduce returns to our stockholders. Once authorized, decisions to repurchase our common stock will be at the discretion of our Management Board, based upon a review of relevant considerations.

In accordance with the authorization granted by a general meeting of shareholders held on June 23, 2021, we have the option but not the obligation until July 2026 of buying our own shares back should we believe there is a substantial value disconnect between the share price and the real value of the Company. During 2023 and as of the date of this annual report, we did not buy back shares.

On 31 December, 2022, we owned 18,241,181 of our own shares (8.3% of the total outstanding shares). We may continue to buy back our shares opportunistically under the conditions laid down by law and subject to a valid authorization. The extent to which we do so and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

The Supervisory Board's determination to repurchase ordinary shares will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the Supervisory Board deems relevant. Based on an evaluation of these factors, the Supervisory Board may determine not to repurchase shares or to repurchase shares at reduced levels compared to historical levels, any or all of which could reduce returns to our stockholders. The Supervisory Board may suspend or discontinue this authorization at any time.

Although we have a dividend policy that includes a fixed component, we cannot assure you that we will declare or pay any dividends. The tanker industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.

Our Supervisory Board may from time to time, declare and pay cash dividends in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of dividends or other distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends", "intermediary dividends" or "repayment of capital").

Our current dividend policy is as follows: we intend to pay a minimum fixed dividend of at least $0.12 in total per share per year provided the Company has in the view of the Supervisory Board, sufficient balance sheet strength and liquidity combined with sufficient earnings visibility from fixed income contracts. In addition, if the results per share are positive and exceed the amount of the fixed dividend, the resulting excess income will be considered for allocation to either additional cash dividends, share buy-backs, accelerated amortization of debt or the acquisition of vessels that the Supervisory Board considers at that time to be accretive to shareholders' value.

Additional guidance to the above stated policy as applied to our final results for the year ended on December 31, 2019 and to our quarterly results as from 2020 onwards, was provided by our Supervisory Board by way of a press release dated January 9, 2020, as follows:

- Each quarter the Company will target to return 80% of net income (including the fixed element of $0.03 per quarter) to shareholders.
- This return to shareholders will primarily be in the form of a cash dividend and the Company will always look at stock repurchase as an alternative if it believes more value can be created for shareholders.
- The Company retains the right to return more than 80% should the circumstances allow it.

As part of its distribution policy, the Company will continue to include exceptional capital losses when assessing additional dividends but also continue to exclude exceptional capital gains when assessing additional dividend payments. As part of its distribution policy the Company will not include non-cash items affecting the results such as deferred tax assets or deferred tax liabilities.

Our Supervisory Board will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. We may stop paying dividends at any time and cannot assure you that we will pay any dividends in the future or of the amount of such dividends. For instance, we did not declare or pay any dividends from 2010 until 2014.

In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be a default or a breach of a loan covenant as a result of the dividend. Our credit facilities also contain restrictions and undertakings which may limit our and our subsidiaries' ability to declare and pay dividends (for instance, with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full).

Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Coordinated Articles of Association or by law, such as the reserves not available for distribution in the event we hold treasury shares.

We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at a level anticipated by stockholders or at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organized may

impose restrictions on the payment or source of dividends under certain circumstances.

Future issuances and sales of our ordinary shares could cause the market price of our ordinary shares to decline.

As of December 31, 2022, our issued (and fully paid up) share capital was $239,147,505.82 which was represented by 220,024,713 shares. As of December 31, 2022, we had:

- 201,783,532 ordinary shares outstanding, and
- 18,241,181 treasury shares.

By decision at our Shareholders' Special Meeting held on June 23, 2021, our Supervisory Board has been authorized to acquire a maximum of 10% of the existing shares or profit shares during a period of five years, at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01. Shares bought back by us, can be cancelled or can be held as treasury shares, at the option of the Company.

Under Belgian corporate laws, the voting rights related to treasury shares are suspended and treasury shares give no entitlement to dividend. We may at any time transfer all or part of our treasury shares to a third party, at which time the corresponding voting rights will cease to be suspended and the shares will again give their holder entitlement to dividend. Our shareholders may incur dilution from any such future transfer.

Additionally, by decision of our shareholders' meeting held on February 20, 2020, our Supervisory Board has been authorized to increase our share capital in one or several times by a total maximum amount of $25,000,000 (with possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) or $120,000,000 (without the possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by our Supervisory Board.

Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any future equity offering.

We are incorporated in Belgium, which provides for different and in some cases more limited shareholder rights than the laws of jurisdictions in the United States.

We are a Belgian company and our corporate affairs are governed by Belgian corporate law. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, the dividend payment dates and the rights of shareholders may differ from those that would apply if we were incorporated in a jurisdiction within the United States.

For example, there are no statutory dissenters' rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on the company's behalf, are more limited than in the United States.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and is satisfied that:

- The effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;
- The judgment did not violate the rights of the defendant;
- The judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;
- The judgment is not subject to further recourse under U.S. law;
- The judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;
- A claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;
- The Belgian courts did not have exclusive jurisdiction to rule on the matter;
- The U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and
- The judgment submitted to the Belgian court is authentic.

Corporate Governance Statement

Introduction

Reference Code

During 2020, Euronav adopted the Belgian Code on Corporate Governance of 2020 as its reference code within the meaning of Article 3:6(2)(4) of the Belgian Code on Companies and Associations (the 'BCCA') and updated its Corporate Governance Charter accordingly. The full text of the Corporate Governance Charter can be consulted on the Company's website, www.euronav.com, under the Corporate Governance section.

New York Stock Exchange Listing

Following the dual listing of the Company's shares on the New York Stock Exchange on 23 January 2015, the New York Stock Exchange Corporate Governance rules for Foreign Private Issuers became applicable to the Company. The Company therefore registered as a reporting company under the US Securities and Exchange Act of 1934, as amended. As a further result of this listing, the Company is subject to the US Sarbanes-Oxley Act of 2002 and to certain US Securities laws and regulations relating to corporate governance applicable to reporting companies that are foreign private issuers and are subject to suspended reporting obligations (SEC).

Corporate Governance

As of 20 February 2020 Euronav adopted a two-tier governance model including a Supervisory Board and a Management Board as set out in article 7:104 and following of the BCCA, which entered into force on 1 May 2019.

Capital, shares and shareholders

Capital and shares

On 31 December 2022 the registered share capital of Euronav amounted to USD 239,147,505.82 and was represented by 220,024,713 shares without par value.

The shares are in registered or dematerialised form and may be traded on the New York Stock Exchange or Euronext Brussels, depending on which component of the share register they are registered in. Shares may be transferred from one component to the other after completion of a procedure for repositioning.

Senior unsecured bonds

On 2 September 2021 the Company announced that Euronav Luxembourg S.A. had successfully placed USD 200 million senior unsecured bonds, which are guaranteed by Euronav NV. The bonds are listed on the Oslo Stock Exchange. In conjunction with the bond issue, Euronav Luxembourg S.A. has bought back USD 131.8 million of the outstanding bond EULU01 (ISIN: NO0010793888) with maturity date in May 2022.

Treasury shares

On 31 December 2022 Euronav held 18,241,181 of its own shares. Besides the stock option plans for the members of the Management Board and potentially senior employees (please refer to section 6.1 Remuneration policy for the Management Board and the employees further on in this Corporate Governance Statement), there are no other share plans, stock options or other rights to acquire Euronav shares in place.



Figure 38: Shareholder structure on 31 December 2022

Shareholder	Number of shares	Percentage
CMB	50,425,600	22.918%
C.K. Limited		
Famatown	22,196,865	10,088%
Frontline	13,644,613	6,201%
Euronav (treasury shares)	18.241.181	8.291%
TOTAL	104,508,259	47.498%
Other	115.516.454	52,502 %
TOTAL	220,024,713	100.0%

Shareholders and shareholders' structure

On 31 December 2022, and taking into account the transparency declarations available on that date, the shareholders' structure was as shown in the table.

Figure 39: Editor's note - Shareholders' structure as of 31 March 2023, date of closing for publishing:

EURN LISTED EURONEXT

EURN LISTED NYSE

Shareholder	Shares	Percentage of total # shares	Percentage of total # of voting shares
C.K.Limited			
Famatown Finance Ltd	39.736.865	18%	20%
Frontline plc	13.664.613	6%	7%
TOTAL	53.401.478	24%	26%
Shareholder	**Shares**	**Percentage**	
Euronav (treasury shares)	18,241,181	8%	—%
TOTAL	**18,241,181**	**8%**	**—%**
Shareholder	**Shares**	**Percentage**	
Saverco NV	24.400	—%	1%
CMB NV	50.425.600	23%	25%
TOTAL	**50.450.000**	**23%**	**25%**
Shareholder	**Shares**	**Percentage**	
Other	97.932.054	44.51%	48.53%
TOTAL	**97.932.054**	**44.51%**	**48.53%**

Supervisory Board

Name	Type of mandate	First appointed	End term of office
Carl Steen (mandate ended in May 2022)	Chair - Independent Member	2015	AGM 2022
Grace Reksten Skaugen	Chair (as from AGM 2022) - Independent Member	2016	AGM 2024
Anne-Hélène Monsellato	Independent Member	2015	AGM 2024
Anita Odedra	Independent Member	2019	AGM 2023
Carl Trowell	Independent Member	2019	AGM 2023
Steven Smith	Independent Member	2022	AGM 2024

Hereunder follows a list of biographies of the members of the Supervisory Board in the composition as of 31 December 2022.



Grace Reksten Skaugen - Independent Member - Chair

Grace Reksten Skaugen serves on the Supervisory Board since the AGM of 12 May 2016 as an Independent Member. She is Chair of the Supervisory Board and a member of the Corporate Governance and Nomination Committee, Renumeration Committee as well as of the Sustainability Committee. Grace Reksten Skaugen is a Trustee member of The International Institute of Strategic Studies in London. From 2002 till 2015, she was a member of the Board of Directors of Statoil ASA. She is presently a Board member of Investor AB, Lundin Energy AB, and PJT Partners, a US boutique investment bank. In 2009 she was one of the founders of the Norwegian Institute of Directors, of which she continues to be a member of the Board. From 1994 till 2002 she was a Director in Corporate Finance in SEB Enskilda Securities in Oslo. She has previously worked in the fields of venture capital and shipping in Oslo and London and carried out research in microelectronics at Columbia University in New York. She has a doctorate in Laser Physics from Imperial College of Science and Technology, University of London. In 1993 she obtained an MBA from the BI Norwegian School of Management.



Anne-Hélène Monsellato - Independent Member

Anne-Hélène Monsellato has served on the Supervisory Board since her appointment at the AGM of May 2015, and is Chair of the Audit and Risk Committee. She can be considered as the Audit and Risk Committee financial expert for purposes applicable to corporate governance regulations and Article 3:6 §1, 9° of the Belgian Companies and Associations Code. Since June 2017, Anne-Hélène has served on the Board of Directors of Genfit, a biopharmaceutical company listed on Euronext Paris and on the Nasdaq, where she chairs the Audit Committee. She is an active member of the French National Association of Directors and of ecoDa, where she contributes to working groups related to audit committees' activities and ESG reporting, and recently joined the EFRAG Community Working Group for the development of the listed SMEs ESRS. She serves as the Vice President and Treasurer of the American Center for Art and Culture, a US private foundation based in New York. From 2005 to 2013, Anne-Hélène served as a Partner with Ernst & Young (now EY), Paris, after having served as Senior Auditor, Manager and Senior Manager since joining the firm in 1990. During her time at EY, she gained extensive experience in cross border listing transactions, in particular in the US, internal control over financial reporting and risk management. She became a Certified Public Accountant in France in 2008 and graduated from EM Lyon in 1990 with a degree in Business Management. The Company's Supervisory Board has determined that Anne-Hélène Monsellato is considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE.



Anita Odedra - Independent Member

Anita Odedra has served on the Supervisory Board since her appointment at the AGM of May 2019, and is a member of both the Audit and Risk Committee and the Sustainability Committee. Anita brings 25 years of experience in the energy industry, and is currently Chief Commercial Officer at Tellurian Inc. Prior roles include Executive Vice President at the Angelicoussis Shipping Group Ltd. (ASGL), where she led the LNG and oil freight trading businesses, and Vice President Shipping & Commercial Operations for Cheniere. Anita spent 19 years at BG Group, where she worked across all aspects of the business including exploration, production, trading, marketing, business development, commercial operations and shipping, and latterly held the position of VP, Global Shipping. She began her career with ExxonMobil in 1993 as a Geoscience analyst. Anita was on the Board of the Society of International Gas Tanker and Terminal Operators (SIGGTO) from 2013 to 2016 and was Chair of the International Group of Liquefied Natural Gas Importers (GIIGNL) Commercial Study Group from 2010 to 2015. She completed her PhD in Rock Physics from University College London and University of Tokyo, and has a BSc in Geology from the Imperial College of Science and Technology, University of London.



Carl Trowell - Independent Member

Carl Trowell serves on the Supervisory Board since his appointment at the AGM of May 2019, and is Chairman of the Corporate Governance and Nomination Committee and a member of the Remuneration Committee. He is now President at National Grid PLC. From June 2020 until the end of 2022, Carl Trowell was the Chief Executive Officer of Acteon Group Ltd., a marine energy and infrastructure services company serving the renewables, near-shore construction and oil and gas sectors. Prior to joining Acteon, Carl served as Chief Executive Officer of Ensco PLC, a NYSE listed London-based offshore drilling company, since 2014, where he was also a member of the Board of Directors and took up the position of Executive Chairman in April 2019 upon closing of the merger with Rowan PLC (subsequently becoming Valaris PLC) until April 2020. Prior to this Carl had an international executive career with Schlumberger Ltd., holding the roles of President of the Integrated Project Management, the Production Management and the WesternGeco Seismic divisions of the company. Prior to these roles, he held a variety of international management positions within Schlumberger including corporate VP for Marketing and Sales and Managing Director North-Sea/Europe region. Mr Trowell began his career as a petroleum engineer with Royal Dutch Shell before joining Schlumberger. Carl has been a member of several energy industry advisory boards, he was formally a supervisory board member for EV Private Equity and served as a non-executive director on the board of Ophir Energy PLC from 2016 to 2019. Mr Trowell has a PhD in Earth Sciences from the University of Cambridge, a Master of Business Administration form the Open University (UK), and a Bachelor of Science degree in Geology from Imperial College London.



Steven Smith - Independent Member

Steven previously served on the Board during 2018-2019, following the successful completion of the Gener8 merger, and Euronav's Annual Shareholders' Meeting of 19 May 2022 saw him appointed for a new term as independent member of the Supervisory Board. Since 2011 he has been a Managing Partner and a Member of the Investment Committee at Aurora Resurgence Fund, a USD 550 million special situations/distressed for control fund. From 2001 till 2011, Steven held a variety of leadership positions at UBS Investment Bank and served on the Americas Executive Committee and Global Management Committee. Previously, he worked as a Managing Director at Credit Suisse and Donaldson, Lufkin & Jenrette/Credit Suisse, where he was a member of the restructuring and leveraged finance groups. He began his career in restructuring and leveraged finance at the law firm Latham & Watkins, where he worked as an Associate till 1992. Steven is a Member of the California Bar Association and has FINRA Series 7, 63 and 24 Qualifications. In 1985 he obtained a Juris Doctor/MBA degree from the UCLA School of Law/Anderson School of Management in Los Angeles. He also holds a Bachelor of Arts in English and American Literature from the University of California, San Diego.

Composition

As of December 2022, the Supervisory Board currently consists of five members. All are Independent Members under the Belgian Corporate Governance rule, Rule 10A-3 promulgated under the US Securities Exchange Act of 1934, and the rules of the NYSE. The articles of association provide that the members of the Supervisory Board can be appointed for a period not exceeding four years per mandate but are eligible for re-election. The Company's articles of association do not set an age limit for the members of the Supervisory Board.

Gender diversity

In accordance with the Corporate Governance Code, the Supervisory Board must be composed in a manner compliant with the principles of gender diversity, as well as of diversity in general. The Supervisory Board of Euronav currently consists of two men and three women with varying yet complementary expertise. The Supervisory Board has been made aware of the law of 28 July 2011 on gender diversity and the recommendations issued by the Corporate Governance and Nomination Committee following the enacting of the law with regard to the representation of women on Supervisory Boards of listed companies.

As of 31 March 2023, the Management Board consists of one woman and four men: four of the board are based in Belgium and one in the UK. They all hold academic degrees in various disciplines such as law, finance, shipping, engineering and science. Before they joined Euronav, they were employed in the financial, legal and shipping sectors. Their ages vary between 47 and 63 years old, and they have an average of eight years' experience in their current executive position.

Senior Management (Chief People Officer, Secretary General, General Manager Nantes office, HSQE Manager and Sustainability Manager) comprises three men and two women (three in Belgium, one in France and one in Greece). They all have academic degrees in disciplines including economics, law, history and shipping. They began their careers in the academic, financial, legal and shipping sectors and have been working in their current Euronav roles for an average of four years. Their ages vary between 37 and 52 years old.



Functioning of the Supervisory Board

In 2022 the Supervisory Board formally met twenty seven times for a Board meeting. 20 out of 27 meetings took place via video conferences. The attendance rate of the members was the following:

Name	Type of mandate	Meetings attended
Carl Steen	Chairman - Independent Member	14 out of 14 (end of mandate in May 2022)
Anne-Hélène Monsellato	Independent Member	27 out of 27
Grace Reksten Skaugen	Independent Member	27 out of 27
Anita Odedra	Independent Member	26 out of 27
Carl Trowell	Independent Member	26 out of 27
Steven Smith	Independent Member	13 out of 13

Besides formal meetings, the Board members of Euronav are regularly in contact with each other, by conference call or via e-mail. Due to continuing social distancing restrictions, mostly during the first half of 2022, the written decision-making process was used regularly in 2022 when urgent decisions were required.

Working procedures

On 20 February 2020 the extraordinary shareholders meeting implemented the BCCA and adopted new articles of association including a two-tier governance model. The powers and responsibilities of the Supervisory Board are those outlined in article 7:109 of the BCCA and section III.1 of the Corporate Governance Charter. All decisions of the Supervisory Board are taken in accordance with article 19 of the articles of association. A copy of the articles of association and the new Corporate Governance Charter can be consulted at https://www. euronav.com/investors/corporate-governance.

The Supervisory Board is the ultimate supervisory body of the Company. It is responsible for the general policy and strategy of the Company and has the power to perform all acts that are exclusively reserved to it by the Code of Companies and Associations. The Supervisory Board drafts all reports and proposals in accordance with books 12 and 14 of the Code of Companies and Associations. It supervises the Management Board.

The Supervisory Board pursues the success of the Company in terms of shareholder value while giving consideration to the corporate, social, economic and environmental responsibility, gender diversity and diversity in general. In doing so, members of the Supervisory Board shall act honestly and in good faith with a view to the best interests of the Company.

Activity report 2022

In 2022 Euronav's Supervisory Board deliberated on a variety of topics, including but not limited to:

- The continuing impact of the COVID-19 pandemic on the Company's operations and its financial results;
- Mid- and long-term strategic perspectives for the Company;
- Fuel procurement and inventory strategy;
- Capital allocation strategy and implementation, including quarterly return to shareholders by way of dividend and/or share buybacks;
- Sustainability matters, including developments regarding alternative fuels, propulsion methods and ESG related regulatory developments;
- The envisaged combination with Frontline Plc;
- The proposals made by one of the Company's shareholders CMB;
- The impact of Russia's invasion of Ukraine on the crude oil - and transport markets;
- Fleet management strategy and implementation, including sales and purchases of vessels;
- Overseeing the sale of several Suezmaxes, VLCCs and an ULCC and the purchase of two eco-type VLCC's and two Suezmax newbuilds purchase contracts;
- (Re-)financing of existing as well as newly acquired vessels;
- Corporate governance matters;
- The company culture and its values;
- Risk management, including third party risk management policy and processes;
- Health, Safety, Quality and Environment (HSQE) matters, with particular focus on safety and wellbeing of seafarers in spite of crew rotation complexities due to the COVID-19 pandemic.

Procedure for conflicts of interest

The procedure for conflicts of interest within the Supervisory Board is set out in the BCCA and in the Company's Corporate Governance Charter. In the course of 2022, no decision taken by the Supervisory Board required the application of the conflict of interest procedure as set out in provision 7:115 of the BCCA.



Supervisory Board Committees

Audit and Risk Committee

Composition

In accordance with Article 7:119 of the BCCA and provision 4.3 of the Belgian Corporate Governance Code 2020, the Audit and Risk Committee must count at least three Supervisory Board Members, of which at least one is an Independent Member.

On 31 December 2022 the Audit and Risk Committee of Euronav counts three Supervisory Board members, which are all Independent Members.

Name	End term of office	Independent Member
Anne-Hélène Monsellato 1 (Chair)	2024	x
Anita Odedra	2023	x
Steven Smith	2024	x

1 Independent Supervisory Board Member and expert in accounting, internal control over financial reporting, and audit related matters (see biography) in accordance with Article 3:6 paragraph 1, °9 of the Belgian Companies and Associations Code



Powers

The Audit and Risk Committee handles a wide range of financial reporting, controlling and risk management matters and is responsible for the appointment, the compensation and the oversight of the independent auditor. Its main responsibilities and functions are described in the Corporate Governance Charter. The Audit and Risk Committee reviews its terms of reference periodically and where changes are useful or required, makes recommendations to the Supervisory Board with the aim of ensuring the composition, responsibilities and powers of the Committee comply with applicable laws and regulations.

Activity report 2022

In 2022 the Audit and Risk Committee convened ten times. The Committee held 8 out of 10 meetings via video conference or conference calls. The attendance rate of the members was as listed below:

Name	Type of mandate	Meetings attended
Anne-Hélène Monsellato (Chair)	Independent Member	10 out of 10
Anita Odedra	Independent Member	10 out of 10
Steven Smith	Independent Member	6 out of 6
Carl Steen	Independent Member	4 out of 4 (end of mandate in May 2022)

During these meetings, the key elements discussed within the Audit and Risk Committee included financial statements, impairment methodology, assumptions (including residual values used for vessels) and depreciations, fuel inventory valuation, external and internal audit reports, quality and performance of the external audit process, external audit approach and independence and external auditor renewal, the internal audit function, old and new financing and related covenants, LIBOR transition, ESEF implementation, accounting policies, matters related to section 302 and 404 of the Sarbanes-Oxley Act and the effectiveness of the internal control over financial reporting, third party risk management policy and procedures, the Belgian annual report, the annual report on Form 20-F, certain company policies, significant transactions or important claims, organisation and staffing of the finance teams, GDPR implementation and monitoring, cybersecurity, tax matters, risk management process and framework and the risk register, and whistleblowing.

Remuneration Committee

Composition

As of 31 December 2022, the Remuneration Committee of Euronav counted three Supervisory Board members, all of which are Independent Members. In this respect, Euronav is in compliance with Article 7:120 of the BCCA and Article 4.3 of the Belgian Corporate Governance Code 2020, pursuant to which a Remuneration Committee should comprise at least three members, a majority being Independent Members.

As of 31 December 2022, the Remuneration Committee was composed as follows:

Name	End term of office	Independent members
Grace Reksten Skaugen (Chair)	2024	x
Carl Trowell	2023	x
Steven Smith	2024	x

Powers

The Remuneration Committee has various advisory responsibilities related to the remuneration policy of members of the Supervisory Board, members of the Management Board and employees in general. The Corporate Governance Charter contains a detailed list of the powers and responsibilities of the Remuneration Committee.

The Remuneration Committee makes recommendations to the Supervisory Board related to the remuneration of the Supervisory Board members and Management Board members, including variable remuneration, incentives, bonuses etc. in line with suitable industry benchmarks.

The Remuneration Committee reviews its terms of reference periodically and where changes are useful or required, makes recommendations to the Supervisory Board with the aim of ensuring the composition, responsibilities and the powers of the Committee comply with applicable laws and regulations.

Activity report 2022

In 2022 the Remuneration Committee met four times. The Committee held 1 out of 4 meetings via video conference or conference calls. The attendance rate of the members was as listed hereafter:

Name	Type of mandate	Meetings attended
Grace Reksten Skaugen (Chair)	Independent member	4 out of 4
Carl Trowell	Independent member	4 out of 4
Steven Smith	Independent member	3 out of 3
Carl Steen	Independent member	1 out of 1 (end of mandate in May 2022)

During these meetings the key elements discussed within the Remuneration Committee included the remuneration report in the annual report, the remuneration of the Supervisory Board Members and members of the Management Board, the set-up of a long-term incentive plan, the KPIs for the members of the Management Board and the annual bonus for the members of the Management Board and employees.



Corporate Governance and Nomination Committee

Composition

On 31 December 2022, the Corporate Governance and Nomination Committee of Euronav counted three Supervisory Board members, all of which are Independent Members. In this respect, Euronav is in compliance with provision 4.19 of the Belgian Corporate Governance Code of 2020, pursuant to which a Nomination Committee should comprise a majority of Independent Members. The composition of the Committee was further determined taking into account members' expertise in this area and their availability, given other Committee memberships.

As of 31 December 2022, the Corporate Governance and Nomination Committee was composed as follows:

Name	End term of office	Independent member
Carl Trowell Chair)	2023	x
Grace Reksten Skaugen	2024	x
Steven Smith	2024	x

Powers

The Corporate Governance and Nomination Committee's role is to assist and advise the Supervisory Board on all matters related to the composition of the Supervisory Board and its Committees as well as the composition of the Company's Management Board, the methods and criteria for appointing and recruiting members of the Supervisory Board or the Management Board, evaluation of the performance of the Supervisory Board, its Committees and the Management Board, and in any other matters relating to corporate governance. The Corporate Governance Charter contains a detailed list of the powers and responsibilities of the Corporate Governance and Nomination Committee.

Activity report 2022

In 2022 the Corporate Governance and Nomination Committee met five times. The Committee held 4 out of 5 meetings via video conference. The attendance rate of the members was as follows:

Name	Type of mandate	Meetings attended
Carl Trowell (Chair)	Independent member	5 out of 5
Grace Reksten Skaugen	Independent member	5 out of 5
Steven Smith	Independent member	3 out of 3
Carl Steen	Independent member	2 out of 2 (end of mandate in May 2022)

During these meetings the key elements discussed within the Corporate Governance and Nomination Committee included the composition of the Supervisory Board and its Committees, including gender diversity considerations, U.S. and Belgian law and Corporate Governance requirements, the assessment of the Supervisory Board and its Committees, succession planning, the Supervisory Board education and leadership development, as well as governance structure.

Sustainability Committee

Composition

As of 31 December 2022, the Sustainability Committee of Euronav counted five members: two Supervisory Board members, both are Independent, and three members of the Management Board, including the CEO as Chairman of the Committee. The composition of the Committee is determined taking into account members' expertise given other Committee memberships. The Chair of the Audit and Risk Committee, as well as the remaining members of the Management Board attended the meetings of the Sustainability Committee as well as observers.

As of 31 December 2022, the Sustainability Committee is composed as follows:

Name	End term of office	Independent Member
Anita Odedra	2023	x
Grace Reksten Skaugen	2024	x
Hugo De Stoop (Chairman)	n/a	n/a
Egied Verbeeck	n/a	n/a
Brian Gallagher	n/a	n/a

Powers

The Committee is an advisory body to the Supervisory Board. The main role of the Committee consists of assisting and advising the Supervisory Board to monitor the performance, as well as to determine the key risks and opportunities that the Company faces in relation to environmental, social and climate matters. In this respect, the Committee oversees the Company's conduct and performance on sustainability matters as well as its reporting thereon. The Committee informs the Supervisory Board and makes recommendations to the Supervisory Board when it deems appropriate on any area within its remit where action or improvement is needed. Additionally, the Sustainability Committee monitors the effectiveness of the organisation to meet stated goals and targets in relation to sustainability matters.

Activity report 2022

In 2022, the Sustainability Committee met four times. The Committee held three physical meetings and one meeting through video conference. The attendance rate of the members was as follows:

Name	Type of mandate	Meetings attended
Anita Odedra	Supervisory Board Member	4 out of 4
Grace Reksten Skaugen	Supervisory Board Member	4 out of 4
Hugo De Stoop (Chairman)	Management Board Member	4 out of 4
Egied Verbeeck	Management Board member	3 out of 4
Stamatis Bourboulis	Management Board member	1 out of 1 (mandate ended in May 2022)
Brian Gallagher	Management Board member	4 out of 4

During the meetings, the Committee took stock of existing ESG initiatives within Euronav and discussed the Sustainability Chapter in the Annual report 2021 and the ESG focus for 2022, monitored ESG developments at the level of the IMO and the European Union, oversaw the CDP scoring obtained by Euronav during 2022 and discussed ESG and climate change risks as well as technical developments with regard to decarbonisation and alternative fuels and methods of propulsion.

Evaluation of the Supervisory Board and its Committees

The main features of the process for the evaluation of the Supervisory Board, its Committees and the Individual Members are described in Euronav's Corporate Governance Charter.

In 2022 an internal Supervisory Board assessment was conducted. The members were asked to reflect on the performance of individual Supervisory Board members, the fulfilment of the Supervisory Board's key responsibilities, quality of the relationship between the Supervisory Board and Management Board, the effectiveness of the Supervisory Board processes, meetings and the Supervisory Board structure. The outcome was discussed at a closed Board meeting and was overall satisfactory.

Management Board

Composition

During 2021, and in application of Article 7:104 of the BCCA, the operational management of the Company was entrusted to the Management Board, chaired by the CEO. The members of the Management Board are appointed by the Supervisory Board upon recommendation of the Corporate Governance and Nomination Committee and in consultation with the CEO, taking into account the need for a balanced Management Board.

As of 31 December 2022, the Management Board was composed as follows:

Name	Title
Hugo De Stoop1	Chief Executive Officer
Lieve Logghe2	Chief Financial Officer
Alex Staring3	Chief Operating Officer
Egied Verbeeck4	General Counsel
Brian Gallagher	Head of Investor Relations, Research & Communications

1.As permanent representative of Hecho BV.
2.As permanent representative of TINCC BV.
3.As permanent representative of AST Projects BV.
4.As permanent representative of Echinus BV.

Powers

The Management Board has the power to carry out all acts necessary or useful to the realisation of the Company's objectives, with the exception of those reserved by law to the Supervisory Board or the general shareholders' meeting. Accordingly, the Management Board is exclusively empowered for the operational functioning of the Company and has all residual powers. The powers of the Management Board are outlined in article 7:110 of the BCCA.

Procedure for conflicts of interest

The procedure for conflicts of interest within the Management Board is set out in article 7:117, §1 of the BCCA and in the Company's Corporate Governance Charter. In the course of 2022, no decision taken by the Management Board required the application of the conflict of interest procedure.

Remuneration report

The remuneration report describes the remuneration of the Euronav Management Board members and how executive compensation levels are set. The Remuneration Committee (hereinafter "RemCo") oversees the executive compensation policies and plans.

Euronav remuneration policy

Objectives

The purpose of the Euronav remuneration policy (hereinafter referred to as 'the Policy') is to define, implement and monitor an overall group remuneration philosophy and framework, in line with group and local regulatory requirements. More specifically, the Policy is intended to:

- Reward fairly and competitively, ensuring the organisation's ability to attract, motivate and retain highly skilled talent in an international marketplace by providing them with a balanced and competitive remuneration package;
- Promote accountability through the achievement of demanding performance targets and long-term sustainable growth, coherent with Euronav's values, identity and culture;
- Differentiate reward by performance and recognise sustained (over)achievement of performance against pre-agreed, objective goals at the corporate, operating, company and individual level;
- Pursue long-term value creation and alignment with the strategy, purpose and core values of Euronav, taking into consideration the interests of all stakeholders;
- Align remuneration practices while respecting local (country) market practice and regulation;
- Follow sound principles of corporate governance, of responsible business conduct and comply with all legal requirements;
- Observe principles of balanced remuneration practice that contribute to sound risk management and avoid risk-taking that exceeds the risk tolerance limits of Euronav.

Legal framework

The Policy is drafted in compliance with the requirements for listed companies such as:

- The Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement (so-called Shareholders' Rights Directive II, or Say on pay Directive);
- The Belgian Companies and Associations Code (the Act of 23 March 2019 introducing the Companies and Associations Code);
- The Belgian Corporate Governance Code of 2020 (within the meaning of Article 3:6(2) of the Companies and Associations Code by the Royal Decree of 12 May 2019).

Scope

This Policy is established, implemented, and maintained in line with the Euronav business and risk management strategy, with the company objectives and the long-term interests and performance of Euronav. It aims to encourage responsible business conduct, fair treatment, and to avoid conflict of interest in the relationships with internal and external stakeholders.

This Policy consists of an overall framework applicable to all staff members of Euronav NV (further referred to as Euronav) and its subsidiaries. It contains specific arrangements for the Members of the Supervisory Board and the Members of the Management Board.

Governance

General

The general principles set out in this Policy are drawn up by the Supervisory Board, which assumes the ultimate responsibility for this Policy and shall ensure that it is applied properly.

The Supervisory Board submits this Policy to the General Shareholders' meeting to enable the Shareholders to vote on it for approval. Euronav shall take the necessary steps to address concerns in case of non-approval, and consider adapting it.

The remuneration policy shall be submitted to a vote by the General Meeting at every material change, and in any case at least every four years.

The Policy is reviewed annually to ensure that the internal control systems and mechanisms and other arrangements are effective and that its principles are appropriate and consistent with the objectives defined in article 1 of this Policy.

This assessment will be carried out, under the supervision of the Supervisory Board, upon recommendation of the Remuneration Committee and Human Resources.

At the advice of the Remuneration Committee the Supervisory Board may deviate from any items of this policy under exceptional circumstances, to protect the long-term interests and sustainability of the company as a whole, or to guarantee its viability, on the understanding that any such deviation shall be temporary and shall only last until a new remuneration policy has been established. Any deviation from this policy will be reported in the remuneration report.

Bodies and functions implied regarding the remuneration

The following bodies or functions are involved in the definition, implementation and monitoring:

(a) The Supervisory Board

The Supervisory Board determines the general principles of the remuneration policy and the specific principles, upon recommendation of the Remuneration Committee and Human Resources. It decides on the remuneration of the members of the Management Board based on input and recommendations provided by the Remuneration Committee.

(b) The Remuneration Committee (RemCo)

The RemCo advises the Supervisory Board on the development, the implementation and the continuous assessment of the remuneration policy to be in alignment with the objectives defined in Article 1 of this Policy.

It advises in all matters relating to the remuneration of the Supervisory Board members, the Management Board members and other identified staff, ensuring that all legal and regulatory disclosure requirements are fulfilled. To safeguard coherence throughout the group, the RemCo makes recommendations to the Supervisory Board on the implementation of the group's remuneration principles.

The RemCo makes recommendations to the Supervisory Board on the annual objectives and subsequent evaluation of the performance of the CEO and of the other Management Board members (based on an evaluation of the performance of each member submitted by the CEO).

(c) The Management Board

The implementation of this Policy is ensured by the Management Board, with assistance of the Remuneration Committee and Human Resources.

(d) Human Resources

The Chief People Officer

- Ensures the monitoring of the implementation and review of this Policy and induces action whenever appropriate;
- Monitors market practice and regulation and proposes required changes to this Policy to the RemCo for approval by the Supervisory Board accordingly;
- Consults with the local HR Manager to ensure and facilitate the implementation of this Policy at the level of the local entities.

The local HR Manager

- Ensures the execution and implementation of this Policy;
- Establishes a compliant local remuneration policy;
- Consults first with the Chief People Officer on any fundamental change in the local remuneration policy due to local regulations.



General principles of the Euronav remuneration policy

General Principles

This Policy will be applied fairly, ensuring that equal opportunities are given to all employees regardless of age, gender, race, beliefs, (dis)ability or any other difference.

Euronav has a Performance Management system which provides for:

- The setting of annual business targets;
- The setting of annual individual targets agreed upon between the individual and her/his line manager;
- An annual appraisal of job fulfilment, targets and values.

Severance payments are based on contractual terms and conditions and cannot reward failure.

Any substantive structural changes of the remuneration structure shall be subject to a formal assessment by the Chief People Officer, prior to being presented to the Management Board, RemCo or Supervisory Board.

Euronav Remuneration Structure

Remuneration shall include an adequate fixed (base salary + benefits) component and a Short-Term Incentive (STI).

The fixed component of the remuneration has to represent a sufficiently high proportion of the total remuneration to avoid the staff member being overly dependent on the variable components and to allow the company to operate a fully flexible STI policy, including the possibility of paying no variable component.

a. Fixed remuneration

Fixed remuneration consists of a base compensation and fringe benefits and is set on an individual basis with regards to the market salary of the position, the relevant professional experience and organisational responsibility, as set out in the job description.

The determination and evolution of the base remuneration is based on an objective categorising of the function according to a validated framework of an external provider, defined at country level in accordance with local market practice.

The target salary will be positioned on the median of the chosen and predefined market benchmark. Exceptions to the median positioning can be made for specific functions or in specific market conditions (e.g. shortage of profiles, retention of key members).

Fringe benefits include health insurance plans, death and disability coverage and other benefits. These benefits are developed according to local regulation and local market practice.

b. Variable remuneration

Variable remuneration consists of a one-year variable remuneration, or a Short-Term Incentive (STI).

The STI is based on the achievement of relevant, predefined and clearly defined SMART Key Performance Indicators (KPI's) fixed on different business levels, observing the following principles:

-The choice of the KPI's and the determination of the targets has to be in line with the overall business strategy, values and long-term interests of Euronav;
-The calculated variable income is based on the individual performance compared with up-front set objectives and the business performance;
-The assessment of the achievement of the business and individual targets should be clear, transparent and fair, and contribute to the overall achievement of the strategic and sustainability ambitions of the company.

The grant of an STI, even during a certain period or multiple periods, consecutive or not, does not create any acquired rights to an equivalent amount of STI for the future.

Variable remuneration is based on the beneficiary's actual working hours. Hence, if the employee has been absent from work or worked part-time during the relevant performance year, the variable remuneration will be adapted accordingly (pro-rata).

The variable remuneration can be partly deferred.

As a general principle, the variable remuneration is only due and paid if the beneficiary is still actively in service of the Company on the payment date and has not resigned or been fired. In case of termination prior to the end of the performance year, the variable remuneration is forfeited.

The remuneration of the Board members

Members of the Supervisory Board

The amount and structure of the remuneration of Supervisory Board members is submitted to approval at the General Meeting of Shareholders by the Supervisory Board, based on recommendations of the RemCo and taking into account the Members' general and specific responsibilities and per general market principle.

Supervisory Board members receive a fixed fee and an attendance fee per Board and Committee meeting attended. The table below gives an overview of the fixed fees and attendance fees applicable as per decision of the AGM of May 2022.

	Fixed fee		Attendance fee		
	Chair	Member	Chair	Member	Cap
Supervisory Board	€ 160,000	€ 60,000	€ 10,000	€ 10,000	maximum of € 40,000 per year
Audit and Risk Committee	€ 40,000	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year
Remuneration Committee	€ 7,500	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year
Corporate Governance and Nomination Committee	€ 7,500	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year
Sustainability Committee	€ 7,500	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year

Supervisory Board members do not receive performance related remuneration, such as bonuses or remuneration related shares or share options, nor fringe benefits or pension plan benefits.

Members of the Management Board

The remuneration of the Management Board members is subject to the principles laid down in this Policy, following the same framework as the wider employees population with specific stipulations for the following parts:

Fixed remuneration

- Management Board members working under a consultancy agreement do not participate in Euronav's collective pension scheme, nor are they entitled to customary fringe benefits as this has been taken into account and integrated in the fixed salary;
- The size of the total remuneration is reviewed every three years, based on an objective predefined market benchmark done by an external provider. After reference to the detailed benchmark data, the remuneration awarded is then based on the experience of the post holders, required competencies and responsibilities of the position;
- No fixed annual remuneration or attendance fees of any kind are due to Management Board members for attending Board or Committee meetings.

Variable remuneration

Variable remuneration consists of a Short-Term Incentive Plan (STIP) and a Long-Term Incentive Plan (LTIP).

As a general principle, variable remuneration will only be due and paid if the Management Board member is still actively in service of the Company on the payment date and has not resigned.

In relation to variable remuneration for all members of the Management Board, the Company has the right to claim the variable remuneration back in case of incorrect financial statements or fraud, as provided under civil and Company law provisions.

The Short-Term Incentive Plan (STIP)

The objective of the STIP is to ensure that the members of the Management Board prioritise defined short-term operational objectives leading to long-term value creation. The short-term incentive consists of a (potential) cash bonus payment and is determined by the actual performance in relation to pre-set targets.

The financial criteria for the STIP include financial targets for:

- Company profits, representing 40% of the STIP;
- Opex and Overhead performance, corresponding to 30% of the STIP.

The performance between pre-defined thresholds will be measured and awarded on the basis of a linear scale.

The non-financial criteria on which each Management Board member is evaluated includes:

- The achievement of the 6 predefined HSQE KPIs, worth 15% of the STIP;
- The achievement of individual objectives, representing 15% of the STIP.

The system of measurement depends on the KPI and is either binary or on target deviation.

If the 4 targets are reached, this will potentially result in a bonus payment ranging from 30% to 100% of the base salary.

At year-end all members of the Management Board need to present a self-assessment of their performance. This self-assessment will be reviewed by and discussed with the CEO. The results of this self-assessment are submitted to the RemCo for recommendations to the Supervisory Board, as part of the bonus consideration.

The Supervisory Board retains discretion over and above the set criteria to adjust upwards or downwards the STIP award, if the calculated STIP does not adequately reflect the Company's results or the individual performance. The discretionary add-on that may be exercised is capped to never exceed 100% of the gross annual earnings of the Management Board member. Consequently, the total STIP awarded can never exceed 200% of the gross annual earnings of the Management Board member.

The Long-Term Incentive Plan (LTIP)

The LTIP is designed to drive long-term performance by realising the Company's long-term operational objectives, to support retention, to further strengthen the alignment with shareholders' interests and the focus on sustainability and long-term value creation, in accordance with the overall Euronav strategy.



Under the LTIP the Management Board members are eligible to annual awards of performance shares to be awarded upon meeting a certain performance threshold as described here-below. The measurement is done over a three year period, the vesting occurs at the end of the 3-year cycle.

The Supervisory Board will confirm annually the implementation of a new LTIP.

The maximum value at grant is set at 100% of the fixed base salary for the CEO and ranging from 75 to 30% of absolute base salary for the other Management Board members.

The vesting is subject to :

- 75% to a relative Total Shareholder Return (TSR) performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award;
- 25% to an absolute TSR of the Company's Shares measured each year for 1/3rd of 25% of the award.

The shares vested will be finally acquired by the beneficiary as of the third anniversary.

The following companies were selected to constitute the peer group:

- Frontline US (NYSE: FRO);
- Teekay Tankers (NYSE: TNK);
- DHT (NYSE: DHT);
- International Seaways (NYSE: INSW);
- Nordic American Tankers (NYSE: NAT).

The combined use of absolute and relative TSR ensures a solid contribution to the company's long-term interests and sustainability. The absolute TSR as criteria reinforces the importance of earnings, which are expected to have a direct relationship to the Company's share price. The relative TSR as criteria encourages delivery of a total shareholder return in a cyclical industry that is superior to the Company's market peers.

Holding and share ownership requirements

Members of the Management Board are subject to a shareholding requirement of 2 years of gross base salary for the CEO, and 1 year of gross base salary for the CFO. For other members this requirement applies with a value of 6 months annual base salary. The required shareholding may be build up in five years' time.

The valuation of the requirement will happen yearly on 31 December.

Contractual terms

The members of the Management Board have entered into consultancy agreements with Euronav, and the terms and conditions are aligned with the provisions of The Corporate Governance Code of 2020. One exception applies for the General Manager ESMH who remained under an employee contract, taking into account his retirement in 2022.

Duration and notice period

The consultancy agreements are contracts with an open end and can be terminated by both parties at a notice period of:

Executive Member	Notice period	Change of control
CEO	12 months	18 months
CFO	12 months	12 months
COO	12 months	18 months
General Counsel	12 months	18 months
Head of Investor Relations, Research and Communications	6 months	12 months

Change of control arrangements are based on a 'double -trigger' structure. This means that both a specified change of control event and a termination of the Management Board member's employment must take place for any change of control based severance payment to materialise.

Compensatory Awards

The RemCo has the flexibility to make compensatory awards to new Management Board members, to compensate the Management Board member for benefits lost as a result of joining Euronav. These awards will consider the value of the forfeited awards at the time of resignation and will be in a similar form as the awards which are being lost.


EURONAV



Remuneration report

Introduction

The remuneration of the Management Board members is subject to the principles laid down in the remuneration policy. (see above)

The executive remuneration consists of a fixed and variable (short-term incentive plan) remuneration as well as long-term incentive plans.

The fixed and variable remuneration in 2022 of the Management Board members is reflected in the table below.

Total remuneration

The remuneration in 2022 of the members of the Supervisory Board is reflected in the table below:

Name	Fixed fee	Attendance fee Board	Audit and Risk committee	Attendance fee Audit and Risk Committee	Remuneration Committee
Grace Reksten Skaugen	€135,000	€40,000	€0	€0	€5,625
Carl Steen	€71,667	€10,000	€5,000	€5,000	€1,250
Anne-Hélène Monsellato	€60,000	€40,000	€40,000	€20,000	€0
Anita Odedra	€60,000	€40,000	€20,000	€20,000	€0
Carl Trowell	€60,000	€40,000	€0	€0	€5,000
Steven Smith	€45,000	€30,000	€15,000	€15,000	€5,625
TOTAL	**€431,667**	**€200,000**	**€80,000**	**€60,000**	**€17,500**



Attendance fee Remuneration Committee	Corporate Governance and Nomination Committee	Attendance fee Corporate Governance and Nomination Committee	Sustainability committee	Attendance fee Sustainability Committee	Total
€20,000	€5,000	€20,000	€5,000	€20,000	€250,625
€5,000	€1,250	€5,000	€0		€104,167
€0	€0	€0	€0	€0	€160,000
€0	€0	€0	€5,000	€20,000	€165,000
€20,000	€7,500	€20,000	€0	€0	€152,500
€15,000	€3,750	€15,000	€0	€0	€144,375
€60,000	**€17,500**	**€60,000**	**€10,000**	**€40,000**	**€976,667**

The Supervisory Board, following a recommendation by the Corporate Governance and Nomination Committee, decided at this stage not to comply with Clause 7.6 of the Belgian Corporate Governance Code 2020 with regard to share remuneration for Supervisory Board members, taking into account several factors including the cyclicality of the company's business and share price which does not match well with the relevant holding requirements, the risk of debate as to potential conflicts of interest, adversely impacting swift decision making, logical consistencies

Table 1: Remuneration of Directors for the reported financial year

Name of Director	Position	Annual Base Salary	Director Fees	Fringe Benfits
De Stoop Hugo, represented by HECHO Management	CEO	314,496 €	292,000 €	17,142 €
Staring Alex, represented by AST Projects	COO	255,732 €	295,000 €	
Verbeeck Egied, represented by ECHINUS BV	General Counsel	219,960 €	180,000 €	17,142 €
Logghe Lieve, represented by TINCC BV	CFO	372,500 €	90,000 €	
Gallagher Brian, represented by BG-IR Ltd	IR Manager	£190,000		
Bourboulis Stamatis	GM Hellas	233,010 €		

(1) only takes into account the STIP, for the LTIP please refer to table 3
(2) sign on bonus, exercised after 3 years according contractor agreement
(3) this amount for Mr. S. Bourboulis reflects the retirement compensation as per law in Greece



with Euronav's development to strong independent board composition and complicated tax ramifications and practicalities related to the international composition of the Supervisory Board.

The fixed and variable remuneration with reference to the year 2022 of the Management Board members is reflected in the table below.

One-year variable remuneration (1)	Extra ordinary items (2)	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
662,250 €			1,285,888 €	48.50%	51.50%
513,906 €			1,064,638 €	51.73%	48.27%
430,463 €			847,565 €	49.21%	50.79%
463,575 €	627,600 €		1,553,675 €	70.16%	29.84%
£133,921		£7,917.00	£331,838.00	59.64%	40.36%
	182,000 €	18,281 €	433,291 €	100.00%	0.00%


EURONAV



Short-Term Incentive Plan

The short-term incentive plan contributes to long-term value creation of the company, information on how the performance criteria are applied are described hereafter.

Table 2: Performance of Directors in the reported financial year

Name of Director	Relative weighting of the performance criteria
De Stoop Hugo, represented by HECHO Management	40%
	30%
	15%
	15%
Staring Alex, represented by AST Projects	40%
	30%
	15%
	15%


CAP THEODORA

Information on Performance Targets

a) Minimum target/treshold performance and b) corresponding award	a) Maximum target/treshold performance and b) corresponding award	a) Measured performance and b) actual award/remuneration outcome
a)US$50m	a) US$200m	a) 202.9 M$
b)10%	b)40%	b) 200,000 €
a) 5% overspent on budget	a) 5% better than budget	a) consolidated result (G/A and Opex) is 2% better than restated budget
b)7.5%	b) 30%	b) 120,000 €
a) achievement of 1 KPI	a) achievement of all KPI's	a) 83,33%
b) depending on achievement of KPI	b) 15%	b) 62,500 €
a) achievement of 1 KPI	a) achievement of all KPI's	a) 78,66%
b)depending on achievement of KPI	b) 15%	b) 59,000 €
a)US$50m	a) US$200m	a) 202.9 M$
b)10%	b)40%	b) 155,200 €
a) 5% overspent on budget	a) 5% better than budget	a) consolidated result (G/A and Opex) is 2% better than restated budget
b)7.5%	b) 30%	b) 93,120 €
a) achievement of 1 KPI	a) achievement of all KPI's	a) 83,33%
b) depending on achievement of KPI	b) 15%	b) 48,500 €
a) achievement of 1 KPI	a) achievement of all KPI's	a) 90%
b)depending on achievement of KPI	b) 15%	b) 45,784 €

Name of Director	Relative weighting of the performance criteria
Verbeeck Egied, represented by ECHINUS BV	40%
	30%
	15%
	15%
Logghe Lieve, represented by TINCC BV	40%
	30%
	15%
	15%
Gallagher Brian, represented by BG-IR Ltd	40%
	30%
	15%
	15%

Upon recommendation of the Remuneration Committee the Supervisory Board approved to increase the bonus amounts mentioned in table 2 at a ratio of 150%.

Information on Performance Targets

a) Minimum target/treshold performance and b) corresponding award	a) Maximum target/treshold performance and b) corresponding award	a) Measured performance and b) actual award/remuneration outcome
a)US$50m	a) US$200m	a) 202.9 M$
b)10%	b)40%	b) 130,000 €
a) 5% overspent on budget	a) 5% better than budget	a) consolidated result (G/A and Opex) is 2% better than restated budget
b)7.5%	b) 30%	b) 78,000 €
a) achievement of 1 KPI	a) achievement of all KPI's	a) 83,33%
b) depending on achievement of KPI	b) 15%	b) 40,625 €
a) achievement of 1 KPI	a) achievement of all KPI's	a) 80%
b)depending on achievement of KPI	b) 15%	b) 38,350 €
a)US$50m	a) US$200m	a) 202.9 M$
b)10%	b)40%	b) 140,000 €
a) 5% overspent on budget	a) 5% better than budget	a) consolidated result (G/A and Opex) is 2% better than restated budget
b)7.5%	b) 30%	b) 84,000 €
a) achievement of 1 KPI	a) achievement of all KPI's	a) 83,33%
b) depending on achievement of KPI	b) 15%	b) 43,750 €
a) achievement of 1 KPI	a) achievement of all KPI's	a) 90%
b)depending on achievement of KPI	b) 15%	b) 41,300 €
a)US$50m	a) US$200m	a) 202.9 M$
b)10%	b)40%	b) 40,216 £
a) 5% overspent on budget	a) 5% better than budget	a) consolidated result (G/A and Opex) is 2% better than restated budget
b)7.5%	b) 30%	b) 24,130 £
a) achievement of 1 KPI	a) achievement of all KPI's	a) 83,33%
b) depending on achievement of KPI	b) 15%	b) 12,568 £
a) achievement of 1 KPI	a) achievement of all KPI's	a) 82%
b)depending on achievement of KPI	b) 15%	b) 12,366 £

Share based remuneration

The outstanding long-term incentive plans are summarised in table below.

The main conditions of the above mentioned plans are as follows:

Table 3: Share options awarded or due to the Directors for the reported financial year

Name of Director	Position	The main conditions of share plans				
		Specification of plan	Performance period (1)	Award date	Vesting date	End of retention period
De Stoop Hugo, represented by HECHO Management	CEO	LTIP 2015	20/02/2015 - 20/02/2025	20/02/2015	20/02/2025	N/A
		LTIP 2018	16/02/2018- 17/02/2022	16/02/2018	17/02/2022	N/A
		TBIP	12/01/2019- 12/01/2024	12/01/2019	12/01/2024	N/A
		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A
		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A
		LTIP 2021	01/04/2021 - 01/04/2024	01/04/2021	01/04/2024	N/A
		LTIP 2022	01/04/2022 - 01/04/2025	01/04/2022	01/04/2025	N/A

Information regarding the reported financial year

Opening balance	During the year		Closing balance		
Shares held at the beginning of the year	Shares awarded a) total number granted b) value @ grant date	Shares vested a) total number vested b) value @ vest date	Shares subject to a performance condition	Shares awarded and unvested	Shares subject to a retention period
58,716		a)58,716 b)395,892€			N/A
12,540		a)12,540 b)111,751 €			N/A
264,000		a)264,000 b)3,867,090$			N/A
67,069		a) 46,468 b)600,339 €			N/A
48,856			48,856	48,856	N/A
65,355			65,355	65,355	N/A
	a)71,003 b)750,000€				N/A

Staring Alex, represented by AST Projects	COO	LTIP 2015	20/02/2015 - 20/02/2025	20/02/2015	20/02/2025	N/A
		LTIP 2018	16/02/2018- 17/02/2022	16/02/2018	17/02/2022	N/A
		TBIP	12/01/2019- 12/01/2024	12/01/2019	12/01/2024	N/A
		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A
		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A
		LTIP 2021	01/04/2021 - 01/04/2024	01/04/2021	01/04/2024	N/A
		LTIP 2022	01/04/2022 - 01/04/2025	01/04/2022	01/04/2025	N/A
Verbeeck Egied, represented by ECHINUS BV	General Counsel	LTIP 2015	20/02/2015 - 20/02/2025	20/02/2015	20/02/2025	N/A
		LTIP 2018	16/02/2018- 17/02/2022	16/02/2018	17/02/2022	N/A
		TBIP	12/01/2019- 12/01/2024	12/01/2019	12/01/2024	N/A
		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A
		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A
		LTIP 2021	01/04/2021 - 01/04/2024	01/04/2021	01/04/2024	N/A
		LTIP 2022	01/04/2022 - 01/04/2025	01/04/2022	01/04/2025	N/A

54,614		a)54,614 b)371,511€			N/A
12,160		a)12,160 b)108,365€			N/A
132,000		a)132,000 b)1,933,545$			N/A
39,034		a) 27,044 b) 349,392 €			N/A
28,434			28,434	28,434	N/A
38,037			38,037	38,037	N/A
	a)27,549 b)291,000€				N/A
42,742		a)42,742 b)290,752€			N/A
9,120		a)9,120 b)81,273			N/A
149,600		a)149,600 b)2,191,354$			N/A
21,797		a) 15,102 b) 195,108 €			N/A
15,878			15,878	15,878	N/A
21,240			21,240	21,240	N/A
	a)15,384 b)162,500€				N/A

Logghe Lieve, represented by TINCC BV	CFO	LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A
		LTIP 2021	01/04/2021 - 01/04/2024	01/04/2021	01/04/2024	N/A
		LTIP 2022	01/04/2022 - 01/04/2025	01/04/2022	01/04/2025	N/A
Gallagher Brian, represented by BG-IR Limited	Head of Investor Relations & Communication	LTIP 2018	16/02/2018- 17/02/2022	16/02/2018	17/02/2022	N/A
		TBIP	12/01/2019- 12/01/2024	12/01/2019	12/01/2024	N/A
		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A
		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A
		LTIP 2021	01/04/2021 - 01/04/2024	01/04/2021	01/04/2024	N/A
		LTIP 2022	01/04/2022 - 01/04/2025	01/04/2022	01/04/2025	N/A
Bourboulis Stamatis	General Manager Hellas	TBIP	12/01/2019- 12/01/2024	12/01/2019	12/01/2024	N/A
		LTIP 2019	01/04/2019 - 01/04/2022	01/04/2019	01/04/2022	N/A
		LTIP 2020	01/04/2020 - 01/04/2023	01/04/2020	01/04/2023	N/A
		LTIP 2021	01/04/2021 - 01/04/2024	01/04/2021	01/04/2024	N/A
		LTIP 2022	01/04/2022 - 01/04/2025	01/04/2022	01/04/2025	N/A

(1) validity of the plan

34,199			34,199		N/A
45,749			45,749	45,749	N/A
	a)33,135 b)350,000€				N/A
2,106		a)2,106 b)18,770€			N/A
70,400		a)70,400 b)1,031,224$			N/A
9,677		a) 6,705 b) 87,737 €			N/A
6,267			6,267	6,267	N/A
8,614			8,614	8,614	N/A
	a)15,951 b)133,000£				N/A
44,000		a)44,000 b)644,515 $			N/A
10,232		a) 10,232 b) 114,598			N/A
10,758			10,758	10,758	N/A
14,391			14,391	14,391	N/A
	N/A (2)				N/A

LTIP 2015

On 20 February 2015 within the framework of a management incentive plan, the Board of Directors granted 65,433 Restricted Stock Units (RSUs) and 236,590 stock options. The exercise price of the options is EUR 10.0475. In the course of 2022all beneficiaries have exercised thier stock options. The company has paid each beneficiary a cash amount, equal to the number of options totals (closing price on the date of exercise minus the exercise price, as reflected in the table above.

LTIP 2018

Within the framework of a Phantom Stock Plan 154,431 phantom stock units were granted to the Executive Committee and the Investor Relations Manager on 16 February 2018. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. All of the beneficiaries have accepted the phantom stock units granted to them. The number of phantom stocks granted was calculated on the basis of a share price of EUR 7.2368 which equals the weighted average of the share price of the three days following the announcement of the preliminary full year results of 2017.

Transaction Based Incentive Plan (TBIP)

The members of the Executive Committee have been granted a TBIP in the form of 1.2 million** phantom shares as per 12 January 2019.

The TBIP has a duration of five years. The phantom stock awarded matures in four tranches as follows:

- First tranche of 12% vesting when the average 30 days share price reaches USD 12 (decreased with dividends paid, if any, since date of grant);
- Second tranche of 19% vesting when the average 30 days share price reaches USD 14 (decreased with dividends paid, if any, since date of grant)
- Third tranche of 25% vesting when the average 30 days share price reaches USD 16 (decreased with dividends paid, if any, since date of grant)
- Fourth tranche of 44% vesting when the average 30 days share price reaches USD 18 (decreased with dividends paid, if any, since date of grant)

*** Not all of the amount is still applicable since it includes 2 participants to the plan that have since left the company.*

LTIP 2019

The Supervisory Board, upon recommendation of the Remuneration Committee, has determined a variable compensation structured as a LTIP Grant composed out of Restricted Share Units (RSUs). Each RSU grants the RSU Holder a conditional right to receive one (1) Share for free upon vesting of the RSU.



Maximum value at grant:

- 100% of absolute base salary for the CEO;
- Ranging from 75 to 30% of absolute base salary for the other Executive Officers;

The vesting is subject for 75% to a relative TSR (Total Shareholder Return) compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award.

The vesting is subject for 25% to an absolute TSR of the Company's Shares measured each year for 1/3 of 25% of the award.

The RSUs vested will be finally acquired by the beneficiary as of the third anniversary.

LTIP 2020

The Supervisory Board, upon recommendation of the Remuneration Committee, has determined a variable compensation structured as a LTIP Grant composed out of RSUs. Each RSU grants the RSU Holder a conditional right to receive one (1) Share for free upon vesting of the RSU.

Maximum value at grant:

- 100% of absolute base salary for the CEO
- Ranging from 30% to 75% of absolute base salary for the other Executive Officers.

The vesting is subject for 75% to a relative TSR (Total Shareholder Return) compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award.

The vesting is subject for 25% to an absolute TSR of the Company's Shares measured each year for 1/3 of 25% of the award.

The RSUs vested will be finally acquired by the beneficiary as of the third anniversary.

LTIP 2021

On March, 2021 the Supervisory Board, upon recommendation of the Remuneration Committee, has adopted a variable compensation structured as a LTIP Grant composed out of RSUs. Each RSU grants the RSU Holder a conditional right to receive one (1) Share for free upon vesting of the RSU.

The maximum value at grant:

- In the case of the CEO and CFO is 100% of absolute base salary; and


CAP THEODORA

- In the case of the other Management Board members, ranges from 30 to 75% of their respective absolute base salary

The vesting is subject for:

- 75% to a relative Total Shareholder Return performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award.
- 25% to an absolute Total Shareholder Return of the Company's Shares measured each year for 1/3 of 25% of the award.

The RSUs vested will only be acquired by the RSU holder as of the third anniversary.

LTIP 2022

Mid 2022 the Supervisory Board, upon recommendation of the Remuneration Committee, has adopted a variable compensation structured as a LTIP Grant composed out of RSUs. Each RSU grants the RSU Holder a conditional right to receive one (1) Share for free upon vesting of the RSU.

The maximum value at grant:

- In the case of the CEO and CFO is 100% of absolute base salary;
- In the case of the other Management Board members, ranges from 30 to 75% of their respective absolute base salary

The vesting is subject for:

- 75% to a relative Total Shareholder Return performance measurement compared to a peer group over a three year period. Each yearly measurement to be worth 1/3rd of 75% of the award.
- 25% to an absolute Total Shareholder Return of the Company's Shares measured each year for 1/3 of 25% of the award.

The RSUs vested will only be acquired by the RSU holder as of the third anniversary.

Executive severance arrangements

No occurrence during the reported year.

Use of claw-back rights

No occurrence during the reported year.

Derogations from the remuneration policy

No derogations from the policy have been applied during the reported year.

Evolution of the remuneration and of the Company's performance

As there was no reporting obligation for previous financial years and taking into account the change of employment status of the members of the Management Board to self-employed, the information below is submitted in the following format, showing the relevant evolution.

Table 4: Comparative table on change of remuneration and company performance over the last 5 financial years

Annual change	2020	2021	2022
Aggregate executive compensation (1)			
	2.635.847 €	2.670.830 €	2.479.921 €
Company's performance			
Net profit achievement	472,8 M$	-338,7 M$	203,3 M$
Opex and Overhead performance G&A	52 M$	32,4 M$	51,7 M$
Opex	189 M$	199,1 M$	192,4M$
Average remuneration on a full-time equivalent basis of employees (2)			
	69.400 €	65.960 €	63.625 €
Ratio between highest remunerated Executive and least remunerated employee (3)			
	2,63%	2,47%	2,57%

(1) Only takes into account the fixed remuneration
(2) Situation as per December 2021, taken into account annual salaries, not including fringe benefits, not including variable remuneration
(3) Situation as per December 2021, taken into account annual salaries, not including fringe benefits, not including STIP or LTIP



Information on shareholders vote

Pursuant to art. 7:149, 3rd of the Code of Companies requiring the Company to explain how the vote on the remuneration report of the most recent financial year was taken into account, we improved the transparency and the nature of our remuneration policy to make it easier for shareholders to understand how remuneration works at Euronav.

Euronav strives to provide insight in the award levels, performance criteria and performance targets for the short-term incentive plan, enabling shareholders to assess the stringency of the plan and how pay-outs relate to performance.

The explanations about short-term and long-term variable remuneration are more detailed than in the past. Clearly disclosing the applicable performance metrics of the STI and disclosing threshold, target and maximum award level. Regarding the LTI plans, the level of achievement of the different LTI plans as well as the companies selected to constitute the TSR peer group have also been integrated in the remuneration policy.

Remuneration of the auditor KPMG Bedrijfsrevisoren-Réviseurs d'entreprises (KPMG)

Permanent representative: Herwig Carmans

For 2022, the worldwide audit and other fees in respect of services provided by the statutory auditor KPMG can be summarised as follows:

In USD	2022	2021	2020
Audit services for the annual financial statements	1,002,174	965,078	1,004,738
Audit related services	147,070	60,209	56,839
Tax services	749	736	798
Other non-audit services	21,865	20,104	19,634
TOTAL	**1,171,858**	**1,046,127**	**1,082,008**

The limits prescribed by Article 3:62 of the BCCA were observed.


NO SMOKING
SAFETY FIRST
NO SMOKING

Information to be included in the annual report as per article 34 of the royal decree of 14 November 2007

Capital structure

At the time of preparing this report, the registered share capital of Euronav was USD 239,147,505.82, represented by 220,024,713 shares without par value. The shares are in registered or dematerialised form. Euronav currently holds 18,241,181 shares. At the time of preparing this report, no convertible bonds or perpetual preferred equity instruments of the Company were outstanding. Besides the stock option plans referred to in section 6.4 of this Corporate Governance Statement, there are no other share plans, stock options or other rights to acquire shares of the Company in place.



Restrictions on the exercise of voting rights or on the transfer of securities

Each share entitles the holder to one vote. There are no securities issued by the Company which would entitle the holder to special voting rights or control. The articles of association contain no restrictions on voting rights, and shareholders can exercise their voting rights provided they are validly admitted to the Shareholders' Meeting and their rights are not suspended. Pursuant to Article 12 of the articles of association, the Company is entitled to suspend the exercise of rights attached to shares belonging to several owners. No person can vote at the Shareholders' Meeting using voting rights attached to shares for which the formalities to be admitted to the general meeting as laid down in Article 33 of the articles of association or the law have not been fulfilled in time or accurately. Likewise, there are no restrictions in the articles of association or by law on the transfer of shares.

General shareholders' meeting

The ordinary General Shareholders' Meeting is held in Antwerp on the third Thursday of the month of May, at 10.30am, at the registered office or any other place mentioned in the convening notices. If such date would be a bank holiday, the Annual Shareholders' Meeting would take place on the preceding business day.

Shareholders' meeting

As of the date of this report, the Supervisory Board is not aware of any agreements among major shareholders or any other shareholders that may result in restrictions on the transfer of securities or the exercise of voting rights. To the best knowledge of the Supervisory Board the major shareholders have not entered into a shareholders' agreement or a voting agreement, nor do they act in concert. There are no agreements between the Company and its employees or the members of its Supervisory Board providing for any compensation in case of resignation or dismissal on account of a public acquisition offer. However, if the agreement with a member of the Management Board is terminated for reasons of a Change of Control, the member of the Management Board shall be entitled to a compensation.

Apart from the foregoing and from the customary change of control provision in the financing agreements, the terms of the bonds issued by Euronav Luxembourg S.A. which have been guaranteed by the Company, the bareboat charter parties in the framework of sale-and-lease-back transactions and the long-term incentive plans Euronav has

entered into, there are no other important agreements to which the Company is a party and which enter into force, be amended or be terminated in case of a change of control of the Company following a public offer.

Appointment and replacement of members of the Supervisory Board

The articles of association (Article 15 and following) and the Euronav Corporate Governance Charter contain specific rules concerning the (re)appointment, the replacement and the evaluation of members of the Supervisory Board. The General Shareholders' Meeting appoints the Supervisory Board. The Supervisory Board submits the proposals for the appointment or re-election of members of the Supervisory Board, supported by a recommendation of the Corporate Governance and Nomination Committee, to the General Shareholders' Meeting for approval. If a Supervisory Board member's mandate becomes vacant in the course of the term for which such member was appointed, the remaining Supervisory Board members may provisionally fill the vacancy until the following General Shareholders' Meeting, which will decide on the final replacement. A Supervisory Board member nominated under such circumstances is only appointed for the time required to terminate the mandate of the member whose place he has taken. Appointments of Supervisory Board members are made for a maximum of four years. After the end of his/her term, each member is eligible for re-appointment.

Amendments to articles of association

The articles of association can be amended by the Extraordinary General Meeting in accordance with the Belgian Companies and Associations Code. Each amendment to the articles of association requires a qualified majority of votes.

Authorisation granted to the Supervisory Board to increase share capital

The articles of association (Article 7) contain specific rules concerning the authorisation to increase the share capital of the Company. By decision of the Shareholders' Meeting held on 20 February 2020, the Supervisory Board has been authorised to increase the share capital of the Company on one or several times by a total maximum amount of USD 25,000,000 (with possibility for the Supervisory Board to restrict or suspend the preferential subscription rights of the existing shareholders) or USD 120,000,000 (without the possibility for the Supervisory Board to restrict or suspend the preferential subscription rights of the existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by the Supervisory Board.

Authorisation granted to the Supervisory Board to acquire or sell the Company's own shares

Article 13 of the articles of association contains the principle that the Company and its direct and indirect subsidiaries may acquire and sell the Company's own shares under the conditions laid down by law. With respect to the acquisition of the Company's own shares, a prior resolution of the General Meeting is required to authorise the Company to acquire its own shares. Such an authorisation was granted by the Special General Meeting of 23 June 2021 and remains valid for a period of five years as from the publication in the Annexes to the Belgian Official Gazette of the decision taken by such General Meeting. Pursuant to this authorisation, the Company may acquire a maximum of 10% of the existing shares of the Company at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01.



Appropriation of profits

The Supervisory Board may, from time to time, declare and pay cash distributions in accordance with the Articles of Association and applicable Belgian law. The declaration and payment of distributions, if any, will always be subject to the approval of either the Supervisory Board (in the case of 'interim dividends') or of the shareholders (in the case of 'regular dividends', 'intermediary dividends' or 'repayment of share premiums'). The current distribution payment policy as adopted by the Board is the following: the Company intends to pay a minimum fixed distribution of at least USD 0.12 in total per share per year provided (a) the Company has in the view of the board, sufficient balance sheet strength and liquidity, combined (b) with sufficient earnings visibility from fixed income contracts. In addition, if the results per share are positive and exceed the amount of the fixed distribution, that excess income will be allocated to either: additional cash distributions, share buy-back, accelerated amortisation of debt or the acquisition of vessels which the Board considers at that time to be accretive to shareholders' value.

Additional guidance was provided by the Company by way of a press release dated 9 January 2020, as follows:

- Each quarter Euronav will target to return 80% of net income (including the fixed element of USD 3c per quarter) to shareholders
- This return to shareholders will primarily be in the form of a cash dividend and the Company will always look at stock repurchase as an alternative if it believes more value can be created for shareholders
- The Company retains the right to return more than 80% should the circumstances allow it.

Excess income is adjusted for certain items such as capital losses and capital gains. As part of its distribution policy Euronav will continue to include exceptional capital losses



when assessing additional distributions but also continue to exclude exceptional capital gains when assessing additional cash distributions. Deferred Tax Assets (DTA) and Deferred Tax Liabilities (DTL). As part of its distribution policy Euronav will not include non-cash items affecting the results such as DTA or DTL.

In general, under the terms of the debt agreements, Euronav is not permitted to pay dividends if there is or will be as a result of the dividend a default or a breach of a loan covenant. Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, the net assets would fall below the sum of (i) the amount of the registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by the Articles of Association or by law, such as the reserves not available for distribution in the event Euronav holds treasury shares. Euronav may not have sufficient surplus in the future to pay dividends and the subsidiaries may not have sufficient funds or surplus to make distributions to the Company. Euronav can give no assurance that dividends will be paid at all. In addition, the corporate law of jurisdictions in which the subsidiaries are organised may impose restrictions on the payment or source of dividends or additional taxation for cash repatriation, under certain circumstances.

Appropriation accounts

The result to be allocated for the financial year amounts to USD 158,782,809.22. Together with the loss of USD -62.836.877,75 from the previous financial year, this results in profit balance to be appropriated of USD 95,945,931.47 .

The Supervisory Board proposes to the general meeting to distribute a full year gross dividend in the amount of USD 0.081 per share to all shareholders, consisting of an interim dividend of USD 0.03 per share paid related to Q4, and subject to shareholders' approval, a final dividend of USD 0.051 per share, which will be paid after the Ordinary Shareholders' Meeting.

This proposal adds up to the shareholders' distribution already paid for the first, second and third quarter of 2022, for which USD 0.03 per share were paid per quarter out of the available share premium, totalling to USD 0.09 per share, combined with a closing amount of USD 1.049 out share premium to be paid after Ordinary Shareholders' Meeting in May.

This proposal would bring the total return to shareholder to USD 1.22, being the USD 0.12 already paid out plus the remaining USD 1.10, which are subject to approval, for the full year 2022.

If this proposal is agreed upon, the allocation of profits will be as follows:

Capital and reserves (-)	USD 1,080,060.14
Dividents	USD 16,344,466.1
Carried forward	USD 80,681,525.5

Measures regarding insider dealing and market manipulation

In view of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC (the 'Market Abuse Regulation' or 'MAR'), the Supervisory Board approved the current version of the Company's Dealing Code. The Dealing Code includes restrictions on trading in Euronav shares during so called 'closed periods', which have been in application for the first time in 2006, as well as other procedures and safeguards the Company has implemented in compliance with the Market Abuse Regulation.

The members of the Supervisory and Management Boards and the employees of the Euronav Group who intend to deal in Euronav shares must first request clearance from the Compliance Officer. Transactions that are to be disclosed in accordance with the Market Abuse Regulation are being disclosed at the appropriate time.

Sustainability Committee

Euronav strongly believes that climate change and ESG matters are such important issues that we require a specialist and focused committee to oversee our response to the dynamic set of challenges it poses to all facets of our business. This committee, comprising both Supervisory and Management Board members, has already evolved considerably since it was established. Information about the composition of the Sustainability Committee can be found in our Corporate Governance Statement section.


CYPRESS
PIRAEUS
IMO 9907445

Market prospects for 2023

Looking into a crystal ball to try to predict what might happen in the tanker markets in the next year is not an easy task. With underlying trends pointing towards a global economic recession and inflationary pressures across most industries, it could be a year marked by low oil demand, slow growth and consequent stagnation in tanker shipping. However, most commodity forecasting agencies still believe that the demand for oil will grow in 2023, by about 2 million barrels a day. China remains a significant swing factor in the global demand profile. Following a decline in 2022, oil demand from China is set to rebound strongly in 2023. There are signs of China taking steps to emerge from its zero-COVID policy, which for the past three years has severely impacted freedom of movement and thus demand for transportation fuels in the country.

Growth in global oil supply is set to slow down in 2023. OPEC and its allies are no longer adding supplies gradually to the market and some members are struggling to even reach their current quotas. That being said, there remains some level of spare capacity in the system, mainly in Saudi Arabia and the UAE, and these countries could adjust production should current market dynamics shift. Uncertainty remains around Russia and its ability to sell its oil once the stricter sanctions are implemented in late 2022 and early 2023. Estimates indicate a decline in production of around 1 million barrels per day. The proposed oil price cap will mean EU vessels will be unable to take Russian oil (unless it is price capped). Russian oil will need to move on state-owned, third country-owned or "dark fleet" tankers while some of the older ships that have been sold on the second-hand market look set to be used for Russian oil trade.

Non-OPEC suppliers will drive global production increases in 2023. Current estimates indicate sizeable increases from the US, North Sea, Canada and Brazil. One thing to note is that these are all placed in the Atlantic Basin. This is important because with much of the oil demand growth coming from countries in the Far East, these incremental barrels will need to travel long tonne miles to reach their destination and these long haul cargoes usually go on large oil tankers.

The market already experienced a big shift in West to East cargo movements towards the end of 2022, which in many ways was the catalyst for the more sustained freight market recovery that occurred then.

The other fundamental factor with a positive outlook is vessel supply. We are probably entering a period of very little fleet growth across all the large tanker sizes, as indicated by


TON

an order book at historically low levels, with an order book to fleet ratio of below 3% for both the VLCC and Suezmax segments. This means a limited number of new vessels delivered into the trading fleet over the next couple of years. At the same time the current fleet is ageing with around a quarter of vessels aged 15 years or older.

As we have a clear picture of what the influx of vessels will look like, the exit programme will determine what the size of the fleet will look like. The so called "dark fleet" continues to find employment in the illicit trade environment and this will continue until the geopolitical situation normalizes or governments crack down on owners of these ships.

Another impact we will start to see in 2023 is the implementation of the CII regulations and a number of vessels adjusting their speeds in order to comply. This will in effect take capacity out of the market; as owners will have to slow down their vessels to comply with CII regulations. The impact will be gradual.

To summarise, this year the market has seen both cargo counts and vessel demand return to pre-COVID levels. While there are some fears of economic recession and a resulting decline in oil demand, forecasting agencies continue to predict moderate demand increases for next year. At the same time, oil production outlooks point to non-OPEC suppliers being the drivers of the incremental barrels needed to fulfil this incremental demand. As these suppliers are predominantly based in the Atlantic Basin and the incremental demand is situated in the Far East, we will likely see West to east movements continue to expand. This is good for tonne miles and means that for each incremental cargo the demand for ships will be exponentially greater.

Vessel supply growth will be flat to negative. This, in conjunction with growing vessel demand, leaves us with a positive outlook for next year.

Fleet of the Euronav Group as of 31 December 2022

Owned VLCCs and V-Plus

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Aegean	100%	2016	299,999	21.62	Belgian	332.97	Hyundai H.I.
Alboran	100%	2016	298,991	21.62	Liberian	332.97	Hyundai H.I.
Alex	100%	2016	299,445	21.6	Belgian	333	Hyundai H.I.
Alice	100%	2016	299,320	21.6	Belgian	333	Hyundai H.I.
Alsace	100%	2012	320,350	22.5	French	330	Samsung H.I.
Amundsen	100%	2017	298,991	21.62	French	332.97	Hyundai H.I.
Andaman	100%	2016	299,392	21.62	Liberian	332.97	Hyundai H.I.
Anne	100%	2016	299,533	21.6	French	333	Hyundai H.I.
Antigone	100%	2015	299,421	21.6	Greek	333	Hyundai H.I.
Aquitaine	100%	2017	298,767	21.62	Belgian	333	Hyundai H.I.
Arafura	100%	2016	298,991	21.62	Belgian	332.97	Hyundai H.I.
Aral	100%	2016	299,999	21.62	Belgian	333	Hyundai H.I.
Ardeche	100%	2017	298,642	21.62	Belgian	333	Hyundai H.I.
Daishan	100%	2007	306,005	22.49	Marshall Islands	332	Daewoo H.I.
Dalis	100%	2020	299,995	21.62	Liberian	336	Okpo Shipyard
Dalma	100%	2007	306,543	22.49	Liberian	332	Daewoo H.I.
Delos	100%	2021	300,200	21.60	Belgian	336	Daewoo H.I.
Derius	100%	2019	299,995	21,62	Liberian	336	Okpo Shipyard
Desirade	100%	2016	299,999	21.53	Liberian	336	Daewoo H.I.
Dia	100%	2015	299,999	21.52	French	336	Daewoo H.I.
Dickens	100%	2021	299,550	21.60	Belgian	336	Daewoo H.I.
Diodorus	100%	2021	300,200	21.60	Belgian	336	Daewoo H.I.
Dominica	100%	2015	299,999	21.54	Liberian	336	Daewoo H.I.
Donoussa	100%	2016	299,999	21.54	French	336	Daewoo H.I.
Doris	100%	2021	300,200	21.60	Belgian	336	Daewoo H.I.
Drenec	100%	2016	299,999	21.53	Liberian	336	Daewoo H.I.
Hakata	100%	2010	302,550	21.03	French	333	Universal
Hakone	100%	2010	302,624	21.03	Greek	333	Universal
Hatteras	100%	2017	297,363	21.62	Liberian	333	Hanjin Subic



Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Heron	100%	2017	297,363	21.62	Liberian	333	Hanjin Subic
Hirado	100%	2011	302,550	21.03	Greek	333	Universal
Hojo	100%	2013	302,965	21.64	Belgian	330	Japan Marine United
Ilma	100%	2012	314,000	22.37	Belgian	319.03	Hyundai H.I.
Ingrid	100%	2012	314,000	22.38	Belgian	319.03	Hyundai H.I.
Iris	100%	2012	314,000	22.37	Belgian	333.14	Hyundai H.I.
Oceania	100%	2003	441,561	24.53	Belgian	380	DSME

Newbuildings*

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Cassius	100%	2023	299,158	21.70	Belgian	328	Hyundai Samho Heavy Industries Co., Ltd.
HSHI 8133	100%	2023	299,158	21.70	TBD	328	Hyundai Samho Heavy Industries Co., Ltd.
HSHI 8134	100%	2023	299,158	21.70	TBD	328	Hyundai Samho Heavy Industries Co., Ltd.

**These vessels will be delivered to Euronav during the first and second quarter of 2023.*

VLCCs Bareboat

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Nautica	100%	2008	307,284	22.723	Liberian	321.7	Dalian S.I.
Navarin	100%	2007	307,284	22.72	Marsh I	321.65	Dalian S.I.
Nectar	100%	2008	307,284	22.72	Liberian	321.6	Dalian S.I.
Neptun	100%	2007	307,284	22.72	Marsh I	321.7	Dalian S.I.
Noble	100%	2008	307,284	22.72	Liberian	321.7	Dalian S.I.
Nucleus	100%	2007	307,284	22.72	Marsh I	321.64	Dalian S.I.
Newton	No	2009	307,284	22.3	Liberian	321.7	Dalian S.I.

Owned Suezmax vessels

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Cap Charles	100%	2006	158,881	17	Greek	274	Samsung H.I.
Cap Corpus Christi	100%	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Felix	100%	2008	158,765	17.02	Belgian	274	Samsung H.I.
Cap Lara	100%	2007	158,826	17	Liberian	274	Samsung H.I.
Cap Pembroke	100%	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Port Arthur	100%	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Quebec	100%	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Theodora	100%	2008	158,819	17	Greek	274	Samsung H.I.
Cap Victor	100%	2007	158,853	17	Greek	274	Samsung H.I.
Capt. Michael	100%	2012	157,648	17	Greek	274.82	Samsung H.I.
Cedar	100%	2022	157,310	17.2	Greek	274	Daehan Shipbuilding Co. Ltd.
Cypress	100%	2022	157,310	17.2	Greek	274	Daehan Shipbuilding Co. Ltd.
Fraternity	100%	2009	157,714	17.02	Belgian	274.2	Samsung H.I.
Maria	100%	2012	157,523	17	Greek	274.82	Samsung H.I.
Sapphira	100%	2008	150,205	16.02	Belgian	274.20	Universal
Selena	100%	2007	150,205	16.02	Liberian	274.20	Universal
Sienna	100%	2007	150,205	16.02	Liberian	274.2	Universal
Sofia	100%	2010	165,000	17.17	Greek	274.19	Hyundai H.I.
Statia	100%	2006	150,205	16.02	Liberian	274.20	Universal
Stella	100%	2011	165,000	17.17	Greek	274.19	Hyundai H.I.

Newbuildings*

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
H5088	100%	2024	156,790	17.2	TBD	274	DH Shipbuilding Co., Ltd.
H5089	100%	2024	156,790	17.2	TBD	274	DH Shipbuilding Co., Ltd.
HSHI 8135	100%	2023	156,851	17.65	TBD	270	Hyundai Samho Heavy Industries Co., Ltd.
HSHI 8136	100%	2024	156,851	17.65	TBD	270	Hyundai Samho Heavy Industries Co., Ltd.
HSHI 8137	100%	2024	156,851	17.65	TBD	270	Hyundai Samho Heavy Industries Co., Ltd.

**These vessels will be delivered to Euronav during the second and fourth quarter of 2023 and the first quarter of 2024.*

Owned FSO's (Floating, Storage and Offloading)

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
FSO Africa	100%	2002	432,023	24.53	Marsh I	380	Daewoo H.I.
FSO Asia	100%	2002	432,023	24.53	Marsh I	380	Daewoo H.I.


OFFICIAL LANGUAGE ONBOARD: ENGLISH
M/T STATIA
IMO No: 9302982
MMSI: 636020190
CALL SIGN: D5YC6
D5Y
EURONAV
EURONAV



Glossary

Aframax - A medium-sized crude oil tanker of approximately 80,000 to 120,000 deadweight tons. Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil and are also used in lightering. A coated Aframax operating in the refined petroleum products trades may be referred to as an LR2.

AER - Abbreviation of 'Annual Efficiency Ratio'. This is the ratio of a ship's carbon emissions per actual capacity distance (e.g. dwt x nm sailed). The AER uses the parameters of fuel consumption, distance travelled, and design deadweight tonnage. It reflects an index based on the tonnage supply.

Backwardation - When the future or forward price of oil is lower than the current or 'spot' price.

Ballast - Seawater taken into a vessel's tanks to increase draft, to change trim or to improve stability. Ballast can be taken in segregated ballast tanks (SBT), located externally to the ship's cargo tanks (double hull arrangement), and in fore and aft peak tanks.

Bareboat Charter - A Charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. The customer pays all costs of operating the vessel, including voyage and vessel expenses. Bareboat charters are usually long-term.

Barrel - A volumetric unit of measurement equal to 42 U.S. gallons or 158.99 litre. There are 6.2898 barrels in one cubic metre. Note that while oil tankers do not carry oil in barrels (although vessels once did in the 19th century), the term is still used to define the volume.

BIMCO - Baltic and International Maritime Council Organisation for shipowners, charterers, ship brokers and agents. In total, around 60% of the world's merchant fleet is a BIMCO member, measured by tonnage (weight of the unloaded ships).

BITR - Baltic Index Tanker Routes. The Baltic Exchange is a source of independent, freight market data. Information collected from a number of major ship brokers around the world is collated and published daily. The Exchange publishes the following daily indices: the Baltic Panamax Index, the Baltic Capesize Index, the Baltic Handymax Index and the Baltic International Tanker Routes. The Exchange also publishes a daily fixture list.

BPD - Barrels Per Day. This is a measure of oil output, represented by the number of barrels of oil produced in a single day.

Bulk cargo - Bulk cargo is commodity cargo that is transported unpackaged in large quantities. The containment for this type of cargo is the tanks of the ship.



Bunkers – Bunkers includes all dutiable petroleum products loaded aboard a vessel for consumption by that vessel. International maritime bunkers describe the quantities of fuel oil delivered to ships of all flags that are engaged in international navigation. It is the fuel used to power these ships.

CBA - Collective Bargain Agreement is a written contract negotiated through collective bargaining for employees by one or more trade unions with the management of a company (or with an employers' association) that regulates the terms and conditions of employees at work. This includes regulating the wages, benefits, and duties of the employees and the duties and responsibilities of the employer or employers and often includes rules for a dispute resolution process.

CDP - The Carbon Disclosure Project is a not-for-profit charity that runs the global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts. The world's economy looks to CDP as the gold standard of environmental reporting with the richest and most comprehensive dataset on corporate and city action.

Charter - Contract entered into with a customer for the use of the vessel for a specific voyage at a specific rate per unit of cargo (Voyage Charter), or for a specific period of time at a specific rate per unit (day or month) of time (Time Charter).

Charterer - The company or person to whom the use of the vessel is granted for the transportation of cargo or passengers for a specified time.

CII - The Carbon Intensity Indicator is a response to the company's need to move towards a business model compatible with the Paris Agreement, achieving net zero emissions by 2050. This indicator is used to monitor progress and apply the most suitable and timely efficient levers.

Commercial Management or Commercially Managed - The management of the employment, or chartering, of a vessel and associated functions, including seeking and negotiating employment for vessels, billing and collecting revenues, issuing voyage instructions, purchasing fuel and appointing port agents.

Contango - A term used in the futures market to describe an upward sloping forward curve. Such a forward curve is said to be 'in contango'. Formally, it is the situation where and the amount by which the price of a commodity for future delivery is higher than the spot price, or a far future delivery price higher than a nearer future delivery. The opposite market condition to contango is known as backwardation.

COA - A Contract of Affreightment is an agreement providing for the transportation between specified points for a specific quantity of cargo over a specific time period but without designating specific vessels or voyage schedules. This allows flexibility in scheduling since no vessel designation is required. COAs can either have a fixed rate or a market-related rate.

Crude oil - Oil in its natural state that has not been refined or altered.

DTA - A deferred tax asset is an item on the balance sheet that results from overpayment or advance payment of taxes.

DTL - A deferred tax liability is a tax that is assessed or is due for the current period but has not yet been paid -- meaning that it will eventually come due. The deferral comes from the difference in timing between when the tax is accrued and when the tax is paid.

dwt - Deadweight Tonnage is the lifting or carrying capacity of a ship when fully loaded. This measure is expressed in metric tons when the ship is in salt water and loaded to her marks. It includes cargo, bunkers, water, lubricants, stores, passengers and crew.

Demurrage - Additional revenue paid to the ship owner on its Voyage Charters for delays experienced in loading and/or unloading cargo that are not deemed to be the responsibility of the ship owner. The revenue is calculated in accordance with specific Charter terms.

Double hull - A design of tanker with double sides and a double bottom. The spaces created between the double sides and bottom are used for ballast and provide a protective distance between the cargo tanks and the outside world.

Draft - The vertical distance measured from the lowest point of a ship's hull to the water surface. Draft marks are welded onto the surface of a ship's plating. They are placed forward and aft on both sides of the hull, and also amidships. The Plimsoll lines which designate maximum drafts allowed for vessels under various conditions are also found amidships.

Dry dock - An out-of-service period during which planned repairs and maintenance are carried out, including all underwater maintenance such as external hull painting. During the dry docking, certain mandatory Classification Society inspections are carried out and relevant certifications issued. Modern vessels are designed to operate for five years between dry-dockings. Normally, as the age of a vessel increases, the cost and frequency of dry docking increase. After the third Special Survey, dry-docks will be conducted every 2.5 years.

EBITDA - Stands for Earnings Before Interest, Taxes, Depreciation, and Amortisation and is a metric used to evaluate a company's operating performance. It can be seen as a proxy for cash flow. In finance, the term is used to describe the amount of cash (currency) that is generated or consumed in a given time period

EEDI - Energy Efficiency Design Index. The EEDI for new ships is the most important technical measure and aims at promoting the use of more energy efficient (less polluting) equipment and engines. The EEDI requires a minimum energy efficiency level per capacity mile (e.g. tonne mile) for different ship type and size segments. Since 1 January 2013 new ship design needs to meet the reference level for their ship type.

EEOI - The Energy Efficiency Operational Index is the amount of CO_2 emitted by the ship per ton-mile of work. It is the ratio of the CO_2 emitted to the ton-mile (amount of cargo x nm sailed). The total operational emissions to satisfy transport work demanded is usually quantified over a period of time which encompasses multiple voyages. It measures the ratio of a ship's carbon emissions per unit of transport work.

EEXI - Energy Efficiency Existing Ship Index describes, in principle, the CO_2 emissions per cargo ton and mile. It determines the standardised CO_2 emissions related to installed engine power, transport capacity and ship speed. The EEXI is a design index, not an operational index. The EEXI is applied to almost all ocean-going cargo and passenger vessels above 400 gross tonnage.

EIA - The US Energy Information Administration is the statistical agency of the Department of Energy. It provides policy-independent data, forecasts, and analyses to promote sound policy making, efficient markets, and public understanding regarding energy, and its interaction with the economy and the environment.

FPSO - Stands for Floating Production, Storage and Offloading. FPSOs are designed to receive all of the hydrocarbon fluids pumped by nearby offshore platforms (oil and gas), to process it and to store it. FPSOs are typically moored offshore ship-shaped vessels, with processing equipment, or topsides, aboard the vessel's deck and hydrocarbon storage below, in the hull of the vessel.

FSO - A Floating Storage and Offloading vessel is commonly used in oil fields where it is not possible or efficient to lay a pipeline to the shore. The production platform will transfer the oil to the FSO where it will be stored until a tanker arrives and connects to the FSO to offload it.

GHG - Green House Gas. Greenhouse gases are compound gases that trap heat or longwave radiation in the atmosphere. Their presence in the atmosphere makes the Earth's surface warmer. The principal GHGs, also known as heat trapping gases, are carbon dioxide, methane, nitrous oxide, and the fluorinated gases.

GEI - The Bloomberg Gender-Equality Index tracks the performance of public companies committed to disclosing their efforts to support gender equality through policy development, representation and transparency.

Green Passport - The Green Passport contains details of all materials, especially which are harmful to human health, used in the construction of a vessel. The green passport will be delivered by the shipyard during the construction and it will be later updated with all the changes made to the ship during its lifetime.

HELMEPA - The Hellenic Marine Environment Protection Association; the pioneering voluntary commitment of Greek seafarers and ship owners to safeguard the seas from ship-generated pollution, undertaken in Piraeus, on June 4, 1982. Under the motto "To Save the Seas", they have consistently supported their initiative to date.

Hull - The watertight body of a ship or boat. The hull may open at the top (such as a dinghy), or it may be fully or partially covered with a deck.

IFRS - IFRS standards are International Financial Reporting Standards that consist of a set of accounting rules that determine how transactions and other accounting events are required to be reported in financial statements.

IGO - An intergovernmental organisation or international organisation is an organisation composed primarily of sovereign states (referred to as member states), or of other intergovernmental organisations.

IHM - The Inventory of Hazardous Materials is a list that provides ship-specific information on the actual hazardous materials present on board, their location and approximate quantities

IMO - The International Maritime Organisation's main task is to develop and maintain a comprehensive regulatory framework for shipping including safety, environmental concerns, legal matters, technical co-operation, maritime security and the efficiency of shipping. It was established by means of a Convention adopted under the auspices of the United Nations in 1948. https://www.imo.org/en

IoT - The Internet of Things describes the network of physical objects—"things"—that are embedded with sensors, software, and other technologies for the purpose of connecting and exchanging data with other devices and systems over the internet. These devices range from ordinary household objects to sophisticated industrial tools.

Intertanko - The International Association of Independent Tanker Owners is a trade association. It has served as the voice for independent tanker owners since 1970 on regional, national, and international levels. The association actively works on a range of technical, legal, commercial, and operational issues that have an influence on tanker owners and operators around the world.

ISM Code - International Safety Management Code is a set of IMO regulations that ship operators and ships must comply with. The purpose of the ISM Code is to provide an international standard for the safe management and operation of ships and for pollution prevention.

ITF - The International Transport Workers' Federation is a democratic, affiliate-led federation recognised as the world's leading transport authority. The ITF has been helping seafarers since 1896 and today represents the interests of seafarers worldwide, of whom over 600,000 are members of ITF affiliated unions. The ITF is working to improve conditions for seafarers of all nationalities and to ensure adequate regulation of the shipping industry to protect the interests and rights of the workers. The ITF helps crews regardless of their nationality or the flag of their ship.

ITOPF - The International Tanker Owner Pollution Federation is a not-for-profit organisation established on behalf of the world's shipowners to promote an effective response to marine spills of oil, chemicals and other hazardous substances

Knot - A unit of speed equal to one nautical mile (1.852 km) per hour, approximately 1.151 mph.

KPI - KA performance indicator or key performance indicator is a type of performance measurement. An organisation may use KPIs to evaluate its success, or to evaluate the success of a particular activity in which it is engaged.

LNG - Liquefied Natural Gas has been made over millions of years of transformation of organic materials, such as plankton and algae. Natural gas is 95% methane, which is actually the cleanest fossil fuel. The combustion of natural gas primarily emits water vapour and small amounts of carbon dioxide (CO_2). This property means that associated CO_2 emissions are 30 to 50% lower than those produced by other combustible fuels.

LR1/LR2 - Abbreviations for Long Range oil tankers. Tankers with approx. 50-80,000 dwt (LR1) and approx. 80-120,000 dwt. (LR2).

MACN - The Maritime Anti-Corruption Network is a global business network working towards its vision of a maritime industry free of corruption that enables fair trade to the benefit of society at large.

mbpd - Million Barrels Per Day

MLC - The Maritime Labour Convention, 2006 sets minimum requirements for nearly every aspect of working and living conditions for seafarers including recruitment and placement practices, conditions of employment, hours of work and rest, repatriation, annual leave, payment of wages, accommodation, recreational facilities, food and catering, health protection, occupational safety and health, medical care, onshore welfare services and social protection.

Mt - Metric Ton (or Tonne) of fuel – quantity in litres depends on fuel type

MOPU - A Mobile Offshore Production Unit is any type of portable structure that can be reused when procuring oil and gas from the seabed. These are typically used when the depth of drilling is over 500m. If the water is any shallower, then fixed platforms are constructed

NAMEPA - The North American Marine Environment Protection Association is a marine industry-led organisation of environmental stewards preserving the marine environment by promoting sustainable marine industry best practices and educating seafarers, students and the public about the need and strategies for protecting global ocean, lake and river resources.

NGO – a non-governmental organisation is a non-profit group that functions independently of any government. NGOs, sometimes called civil societies, are organised on community, national and international levels to serve a social or political goal such as humanitarian causes or the environment.

NOx - In atmospheric chemistry, NOx is a generic term for the nitrogen oxides that are most relevant for air pollution, namely nitric oxide (NO) and nitrogen dioxide (NO2). These gases contribute to the formation of smog and acid rain, as well as affecting tropospheric ozone.

OCIMF - The Oil Companies International Marine Forum is a voluntary association of oil companies with an interest in the shipment and terminalling of crude oil, oil products, petrochemicals and gas. OCIMF focuses exclusively on preventing harm to people and the environment by promoting best practice in the design, construction and operation of tankers, barges and offshore vessels and their interfaces with terminals.

OECD - The Organisation for Economic Co-operation and Development is an international organisation that works to build better policies for better lives. The goal is to shape policies that foster prosperity, equality, opportunity and well-being for all.

OPEC - The Organisation of Petroleum Exporting Countries is an organisation of 13 oil-producing countries. The mission of the organisation is to "coordinate and unify the petroleum policies of its member countries and ensure the stabilisation of oil markets, in order to secure an efficient, economic and regular supply of petroleum to consumers, a steady income to producers, and a fair return on capital for those investing in the petroleum industry.

OPEC+ - The Organisation of the Petroleum Exporting Countries Plus is a loosely affiliated entity consisting of the 13 OPEC members and 10 of the world's major non-OPEC oil-exporting nations.

P&I Insurance - Protection and indemnity insurance, commonly known as P&I insurance, is a form of marine insurance provided by a P&I club. A P&I club is a mutual (i.e. a co-operative) insurance association that provides cover for its members, who will typically be ship owners, ship operators or charterers.

Plimsoll line - A reference mark located on a ship's hull that indicates the maximum depth to which the vessel may be safely immersed when loaded with cargo. This depth varies with a ship's dimensions, type of cargo, time of year, and the water densities encountered in port and at sea.

Pool - A pool is a group of similar size and quality vessels with different ship owners that are placed under one administrator or manager. Pools allow for scheduling and other operating efficiencies such as multi-legged charters and Contracts of Affreightment.

Pool points - A system of pool points creates a model for a vessel with a performance equating to the average of those being pooled. This ship is awarded 100 pool points. All other ships in the pool are then given more or less pool points adjusted for the characteristics of each vessel. Pool points, by their nature, can only be used to address the differences between the vessels as described, and not the vessel as performed.

Profit share - A mechanism where, depending on the outcome of the negotiations and under certain Time Charter contracts it is being agreed that the owner of the vessel is entitled to an increase of the agreed base hire rate (minimum or floor) amounting to a certain percentage of the difference between that base rate and the average of rates applicable for a certain period on certain routes.

SBT - Segregated ballast tanks are dedicated tanks constructed for the sole purpose of carrying ballast water on oil tanker ships. They are completely separated from the cargo, and fuel tanks and only ballast pumps are used in the SBT.

Scrubbers - Shortened term for Exhaust Gas Cleaning Systems (EGCS), or SOx (sulfur dioxide) scrubbers. These are used to remove harmful elements (mainly Sulfur oxides) from exhaust gases from vessels by using wash water from the sea to neutralise the exhaust product. There are two key categories - open loop scrubbers which discharge wash water used into the ocean and closed loop which retain the waste product until it can be delivered to an appropriate location.

SEEMP - The Ship Energy Efficiency Management Plan is an operational measure that establishes a mechanism to improve the energy efficiency of a ship in a cost-effective manner. The SEEMP also provides an approach for shipping companies to manage ship and fleet efficiency performance over time using, for example, the Energy Efficiency Operational Indicator (EEOI) as a monitoring tool.

Shale oil - Crude oil that is extracted from oil shale (fine grained sedimentary rock containing kerogen) by using techniques other than the conventional (oil well) method, for example heating and distillation.

SOx - The two main pollutants from the ship's emission are Nitrogen oxides (NOx) and Sulphur oxides (SOx). These gases have adverse effects on the ozone layer in the troposphere area of the earth's atmosphere which results in the green house effect and global warming.

Spar - A Single Point Mooring and Reservoir is a type of floating oil platform typically used in very deep waters and is named for logs used as buoys in shipping that are moored in place vertically. Spar production platforms have been developed as an alternative to conventional platforms.

Special Survey - The survey required by the Classification Society that usually takes place every five years and usually in a dry-dock. During the Special Survey all vital pieces of equipment and compartments and steel structures are opened up and inspected by the classification surveyor.

Spill - Oil getting into the sea, in any amount, for any reason.

Spot (Voyage) Charter - A charter for a particular vessel to transport a single cargo between specified loading port(s) and discharge port(s) in the immediate future. The contract rate (spot rate) covers total operating expenses such as port charges, bunkering, crew expenses, insurance, repairs and canal tolls. The charterer will generally pay all cargo-related costs and is liable for Demurrage, if incurred. The rate is usually quoted in terms of Worldscale.

Spot Market - The market for the immediate charter of a vessel.

Spot Price - Current market price for an asset or commodity

Suezmax - The maximum size vessel that can sail loaded through the Suez Canal. This is generally considered to be between 120,000 and 199,999 dwt and mostly about 150,000 dwt, depending on a ship's dimensions and draft. These tankers can transport up to one million barrels of crude oil.

(Super) slow steaming - Reducing operating speeds in order to save fuel. Operating laden speeds are reduced from 15 knots to about 13 knots and operating ballast speeds from 15 knots to about 10 to 8 knots.

Sustainability-linked Loan - Sustainability-linked Loans or ESG Linked Loans are general corporate purpose loans used to incentivise borrowers' commitment to sustainability and to support environmentally and socially sustainable economic activity and growth. Under this lending model, borrowers pay higher interest rates when they fail to meet certain environmental, social and governance-linked goals. By the same token, they pay less when they exceed ESG targets.

SDG - The Sustainable Development Goals , also known as the Global Goals, were adopted by all United Nations Member States in 2015 as a universal call to action to end poverty, protect the planet and ensure that all people enjoy peace and prosperity by 2030.

T&Cs - Terms and Conditions

Technical Management - The management of the operation of a vessel, including physically maintaining and repairing the vessel, maintaining necessary certifications and supplying necessary stores, spares and lubricating oils. Responsibilities also generally include selecting, engaging and training crew and could also include arranging necessary insurance coverage.

Time Charter (T/C) - A charter for a fixed period of time, usually between one and ten years, under which the owner hires out the vessel to the charterer fully manned, provisioned and insured. The charterer is usually responsible for bunkers, port charges, canal tolls and any extra cost related to the cargo. The charter rate (hire) is quoted in terms of a total cost per day. Subject to any restrictions in the charter, the customer decides the type and quantity of cargo to be carried and the ports of loading and unloading.

TCE - Time Charter Equivalent rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
A standard method to compute TCE is to divide voyage revenues (net of expenses) by available days for the relevant time period. Expenses primarily consist of port, canal and fuel costs.

TLP - A tension-leg platform or extended tension leg platform (ETLP) is a vertically moored floating structure normally used for the offshore production of oil or gas and is particularly suited for water depths greater than 300 meters (about 1,000 ft.) and less than 1,500 meters (about 4,900 ft). Use of tension-leg platforms has also been proposed for wind turbines.

Tonnage Tax Regime - An alternative way of calculating taxable income of operating qualifying ships. Taxable profits are calculated by reference to the net tonnage of the qualifying vessels a company operates, independent of the actual earnings (profit or loss).

Ton-mile - A unit for freight transportation equivalent to a ton of freight moved one mile.

Ton-mile demand - A calculation that multiplies the average distance of each route a tanker travels by the volume of cargo moved. The greater the increase in long-haul movement compared with shorter haul movements, the higher the increase in ton-mile demand.

Tramp - As opposed to freight liners, tramp vessels trade on the spot market with no fixed schedule, itinerary or ports-of-call. Trampers go wherever the cargo is and carry it to wherever it wants to go, within reason, like taxi cabs.

Treasury shares - Treasury stock, also known as treasury shares or reacquired stock refers to previously outstanding stock that is bought back from stockholders by the issuing company.

ULCC - Ultra Large Crude Carriers are the largest shipping vessels in the world with a size ranging between 320,000 to 500,000 dwt. Due to their mammoth size, they need custom built terminals. As a result they serve a limited number of ports with adequate facilities to accommodate them. They are primarily used for very long distance crude oil transportation from the Persian Gulf to Europe, Asia and North America. ULCC are the largest shipping vessels being built in the world with standard dimensions of 415 meters length, 63 meters width and 35 meters draught.

Ultra Deep Water (UDW) - Water depth of more than 1500 meters.

Vessel Expenses - Includes crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs associated with the operation of vessels.

Vetting - Ship Vetting is a risk assessment process carried out by charterers and terminal operators in order to avoid making use of deficient ships or barges when goods are being transported by sea or by inland waterways.

VLCC - The abbreviation for Very Large Crude Carrier. Tankers with a capacity between 200,000 and 320,000 dwt. These tankers can transport up to two million barrels of crude oil.

VLCC Equivalent - The capacity of 1 VLCC or 2 Suezmax vessels.

Voyage Expenses - Includes fuel, port charges, canal tolls, cargo handling operations and brokerage commissions paid by the ship owner under Voyage Charters. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent revenues for Voyage Charters.

V-Plus - A crude oil tanker (ULCC or Ultra Large Crude Carrier) of more than 350,000 dwt which makes it one of the biggest oil tankers in the world. These tankers can transport up to three million barrels or more of crude oil and are mainly used on the same long-haul routes as VLCCs. To differentiate them from smaller ULCCs, these ships are sometimes given the V-Plus size designation.

Worldscale - The New Worldwide Tanker Nominal Freight Scale is a catalogue of theoretical freight rates expressed as USD per ton for most of the conceivable spot voyages in the tanker trade. The final rate agreed will be determined as a percentage of the 'Worldscale' rate, based upon a guaranteed minimum quantity of cargo. That allows for charter parties to cover a wide range of possible voyage options without the need to calculate and negotiate each one separately.

WTI oil price - (US Oil) West Texas Intermediate, one of three main benchmarks for oil pricing.


EURONAV
SELENA

	Indicators	Reference Standard	
		SDGs	SASB
TOTAL GHG EMISSIONS	Scope 1 GHG emissions	SDG 13	TR-MT-110a.1
	Scope 2 GHG emissions	SDG 13	TR-MT-110a.1
	GHG emission intensity	SDG 13	TR-MT-110a.1
	GHG emission management	SDG 13	TR-MT-110a.2
	Scope 3 GHG emissions	SDG 13	
	Scope 3 - Category 3 - Fuel and Energy related activities	SDG 13	
	Scope 3 - Category 4 -Transportation and Distribution	SDG 13	
	Scope 3 - Category 6 - Business Travel	SDG 13	
	Scope 3 - Category 8 - Upstream Leased assets	SDG 13	
ENERGY USE	Energy Mix (1) Total energy consumed; (2) percentage heavy fuel oil; (3) percentage renewable	SDG 13	TR-MT-110a.3
CARBON INTENSITY	Annual Efficiency Ratio (AER)	SDG 13	TR-MT-110a.2
AIR POLLUTANTS	Air emissions of the following pollutants: (1) NOx (excluding N2O), (2) Sox, (3) PMs	SDG 3	TR-MT-120a.1, MARPOL Annex VI Reg. 14
SHIP RECYCLING	Responsible ship recycling	SDG 8, 12, 14	
MARINE BIODIVERSITY & POLLUTION PREVENTION	Biodiversity	SDG 14, 17	TR-MT-160a.1
	Percentage of fleet implementing ballast water (1) exchange and (2) treatment	SDG 14	TR-MT-160a.2
	Number and aggregate volume of spills and releases to the environment	SDG 14	TR-MT-160a.3
SUPPLIER ENGAGEMENT	Number of suppliers engaged and level of procurement spend	SDG 12, 13	
HEALTH	Health policies	SDG 3	
SAFETY	Safety performance indicators	SDG 8	TR-MT-320a.1

GRI	ESRS	GHG Protocol	Reference in AR2022
GRI 305-1	E1-7	●	page 58
GRI 305-2	E1-8	●	page 58
GRI 305-4	E1-11	●	page 59
GRI-DMA 305-1, GRI 305-5	D Rq. E1-E4	●	pages 58-62
GRI 305-3, GRI 308-2	E1-9	●	page 58
GRI 305-3	E1-9 par 46	●	page 58
GRI 305-3	E1-9 par 46	●	page 58
GRI 305-3	E1-9 par 46	●	page 58
GRI 305-3	E1-9 par 46	●	page 58
GRI 302-1, 302-3	D Rq. E1-5	●	page 50
GRI 305-1	Not Defined	●	page 59
GRI 305-7	D Rq. E2-4	●	page 50
GRI 102-12	D Rq. E5-5		pages 64-65
GRI 304-2	D Rq. E4-1...E4-6 Under Taxonomy Reg.		pages 63-64
GRI 303-4	D Rq. E3-1…E3-7, OG 5-E3		page 63
GRI 306-3	D Rq. E3-1…E3-7		page 50
GRI 308-1, 414-1	D, Rq. 2-GR-3		pages 65-66
GRI 403-2, 403-3, 403-6	D. Rq. S1-1		pages 82-85
GRI 403-9	D Rq. S1-11		page 90

	Indicators	Reference Standard	
		SDGs	SASB
SECURITY	Security and Cybersecurity policy	SDG 9	
COLLABORATIONS	Number and type of initiatives and collaborations - Society	SDG 17	
	Number and type of initiatives and collaborations - Environment	SDG 17	
TRANSPARENCY AND ETHICAL BEHAVIOR	Social policies	SDG 8	
HUMAN VALUE	Diversity of workforce	SDG 5, 10	
	Gender equality	SDG 5	
	Human rights	SDG 8	
	Talent attraction	SDG 8	
	Training hours	SDG 4	
GOVERNANCE	Code of Business Conduct and Ethics	SDG 8, (17)	
CORRUPTION	Port state control Number of (1) deficiencies and (2) detentions received from regional port state control (PSC) organisations.	SDG 8, 14	TR-MT-540a.3
	Anti-corruption policy	SDG 16	TR-MT-510a.1
	Corruption risk Number of calls at ports or net revenue in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	SDG 16	TR-MT-510a.1
	Fines	SDG 16	TR-MT-510a.2
	Internal control system		
RISK MANAGEMENT	Risk factors and management		

GRI	ESRS	GHG Protocol	Reference in AR2022
GRI 418-1	D. Rq. S1-5, S1-26		page 91
GRI 102-12, 102-13	D. Rq. S3-2, S3-3, 2-GOV-1		page 81
GRI 102-12, 102-13, 413-1	D. Rq. S3-2, S3-3, 2-GOV-1		pages 66-67
GRI: 103-1, 103-2, 103-3, 403-6, 412-2	D. Rq. S1-1		pages 70-71
GRI 405-1, 102-1, 102-2, 102-3, 102-8	D Rq. G1-1, G1-4, G1-9		pages 77-78
GRI 102-12	D. Rq. G1-4, G1-9		page 79
	D. Rq. 2-GOV 5, S1-1		page 71
GRI 103-1, 103-2, 103-3	D. Rq. S1-7		pages 74-75
GRI 103-1, 103-2, 103-3, 404-1, 404-2, 404-3	D. Rq. S1-1		pages 69, 75
GRI 102-12, 102-5, 102-16, 102-18, 405-1, 102-16, 205-1, 206-1, 406-1, 407-1, 408-1, 409-1, 412-1	D. Rq. 2-GOV-1, D. Rq. G2-1		page 92
			page 51
GRI 205-2	D.Rq. G2-2		page 92
GRI 205-2	D Rq. G2-2		page 51
GRI 419-1	D Rq. E2-6		page 71
	D. Rq. G1-7, G1-8		page 94
	D. Rq. G1-7, G1-8		page 95

	Indicators	Reference Standard	
		SDGs	SASB
OPERATIONAL PERFORMANCE	Number of shipboard employees	SDG 8	TR-MT-000.A
	Total distance travelled by vessels	SDG 8	TR-MT-000.B
	Operating days	SDG 8	TR-MT-000.C
	Deadweight tonnage	SDG 8	TR-MT-000.D
	Number of vessels in total shipping fleet	SDG 8	TR-MT-000.E
	Number of vessel port calls	SDG 8	TR-MT-000.F
	GHG reduction strategies	SDG 13	TR-MT-110a.2
	GHG emissions data for all years between the base year and the reporting year	SDG 13	TR-MT-110a.2

GRI	ESRS	GHG Protocol	Reference in AR2022
GRI 102-8	D Rq. S1-7		page 51
			page 51
			page 51
			page 51
			page 51
			page 51
GRI 201-2	D Rq. E1-E4		page 58
GRI 305-1			page 58

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